As filed with the Securities and Exchange Commission on June 23, 2004
Registration No. 333-115614

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1

to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Volterra Semiconductor Corporation

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	3674 (Primary Standard Industrial Classification Code Number)	94-3251865 (I.R.S. Employer Identification Number)

3839 Spinnaker Court

Fremont, CA 94538
(510) 743-1200
(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Jeffrey Staszak

President and Chief Executive Officer
Volterra Semiconductor Corporation
3839 Spinnaker Court
Fremont, CA 94538
(510) 743-1200
(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

Eric C. Jensen Vincent P. Pangrazio Cooley Godward LLP Five Palo Alto Square 3000 El Camino Real Palo Alto, CA 94306 (650) 843-5000	Patrick A. Pohlen Laura I. Bushnell Latham & Watkins LLP 135 Commonwealth Drive Menlo Park, CA 94025 (650) 328-4600

    Approximate Date of Commencement of Proposed Sale to the Public: As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”) check the following box.    ☐

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) of the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering.    ☐

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated June 23, 2004.

                               Shares

Common Stock

       This is an initial public offering of shares of common stock of Volterra Semiconductor Corporation. All of the          shares of common stock are being sold by Volterra.

       Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $          and $          . Application has been made for the quotation of the common stock on the Nasdaq National Market under the symbol “VLTR.”

       See “Risk Factors” on page 6 to read about factors you should consider before buying shares of the common stock.

       Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Volterra	$	$

       To the extent that the underwriters sell more than                      shares of common stock, the underwriters have the option to purchase up to an additional                      shares from Volterra at the initial public offering price less the underwriting discount.

       The underwriters expect to deliver the shares against payment in New York, New York on                               , 2004.

Goldman, Sachs & Co.

Piper Jaffray

Thomas Weisel Partners LLC

Prospectus dated                               , 2004.

PROSPECTUS SUMMARY

       This summary is qualified in its entirety by the more detailed information and the consolidated financial statements and notes appearing elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including the section entitled “Risk Factors,” our consolidated financial statements and the related notes, before making an investment decision. Unless otherwise indicated, references in this prospectus to “Volterra,” the “Company,” “we,” “our” and “us” refer to Volterra Semiconductor Corporation and its subsidiaries, Volterra International Ltd. and Volterra Asia Pte. Ltd.

Volterra Semiconductor Corporation

       Volterra Semiconductor Corporation designs, develops and markets proprietary, high-performance analog and mixed-signal power management semiconductors for the computing, storage, networking and consumer markets. Our core products are integrated voltage regulator semiconductors and scalable voltage regulator semiconductor chipsets that transform, regulate, deliver and monitor the power consumed by digital semiconductors. Through our proprietary power system architecture and mixed-signal design techniques, we have integrated power, analog and digital circuits onto a single complementary metal oxide silicon, or CMOS, semiconductor, eliminating the need for a large number of discrete components required by conventional power management solutions. We sell our products primarily to original equipment manufacturers, or OEMs, original design manufacturers, or ODMs, contract equipment manufacturers, or CEMs, and power supply manufacturers, directly through our internal sales force or indirectly through distributors and outsourced suppliers. Our power management solutions are incorporated into products from leading system designers, including Accton Technology, Ambit Microsystems, CIENA, Cisco Systems, EMC, Ericsson, Gemtek, Global Sun Technology, Hewlett-Packard, Hitachi, IBM and NEC.

       Electronic systems rely on digital semiconductors, such as microprocessors, graphics processors, digital signal processors and memory, to process and store data, and analog semiconductors, such as voltage regulators and temperature sensors, to interface between digital semiconductors and the physical world. Mixed-signal semiconductors combine elements of both analog and digital semiconductors. Every digital semiconductor requires power to operate. This power is delivered by one or more analog or mixed-signal semiconductors known as power management semiconductors.

       Advances in digital semiconductors are increasingly requiring new power management solutions with higher performance, measured by greater speed, accuracy and efficiency. In addition, with the development of smaller electronic devices, system designers need new power management solutions that deliver high performance but are smaller in size. At the same time, the increased complexity of electronic systems is causing electronic system designers to adopt a new system architecture, known as a distributed power architecture, in which more power management semiconductors are needed to meet the varied power requirements throughout the system.

       Today, high-performance computing, storage and networking systems use advanced digital semiconductors with greater processing power and therefore require more sophisticated power management solutions. However, with advances in manufacturing process technology, more advanced digital semiconductors can be offered at lower prices and, therefore, are being used in a wider variety of higher-volume applications, such as consumer electronic devices that incorporate audio, image, video and data processing, and wireless communication capabilities. As a result, power management is projected to be one of the fastest growing segments of the analog and mixed-signal semiconductor market. According to Gartner Dataquest, a market research firm, the power management semiconductor market is expected to grow from $3.6 billion in 2003 to $6.8 billion in 2007, a compound annual growth rate of 17.4%.

       Conventional power management solutions are increasingly unable to meet the challenging size, speed, accuracy and efficiency requirements of systems using advanced digital semiconductors. Because conventional solutions typically consist of many large discrete components from different vendors, they occupy substantial space and require significant design time for each specific application. In addition, conventional solutions are not scalable, often requiring costly system redesign with each successive generation of digital semiconductors, and usually lack the system management and control functions that system designers need.

       We provide proprietary, highly-integrated, complete system-level power management solutions that eliminate the need for a large number of discrete components typically required by conventional solutions, and enable system designers to easily incorporate our products into their electronic systems. Our customers benefit from the small size, high performance, scalability and system management capabilities of our products. We also provide system-level expertise and technical support to customers in designing, testing and qualifying systems that incorporate our products. Our experienced team of analog and mixed-signal semiconductor designers and power system engineers has developed over 20 products across our three major product families. We have initially targeted the high-performance computing, storage and networking markets where power management requirements are particularly challenging. From our first generation of products to our third, we have significantly reduced system cost and size, while enhancing performance and features, thus enabling us to expand our presence in our existing markets and to address the needs of more cost-sensitive, higher-volume markets.

       We intend to become the leading provider of high-performance, highly-integrated analog and mixed-signal power management solutions for the computing, storage, networking and consumer markets by continuing to:

•	enhance our proprietary power system architecture and advance our mixed-signal semiconductor and system-level design capabilities;

•	expand our presence in our current markets and enter into new markets where power management is critical;

•	focus on relationships with industry-leading customers in key vertical markets;

•	build relationships with leading developers of advanced digital semiconductors that drive demand for new power management solutions;

•	design integrated mixed-signal power management semiconductors based on cost-effective, mature standard CMOS process technologies; and

•	attract and retain key engineers to accelerate the introduction of new products.

       Our business is subject to numerous risks, which are highlighted in the section entitled “Risk Factors” immediately following this prospectus summary. In particular, factors that may cause fluctuations in our operating results and our limited operating history make it difficult for us to accurately forecast our operating results.

       We were incorporated in Delaware in August 1996. We changed our corporate name from Berkeley Integrated Technologies, Inc. to Volterra Semiconductor Corporation in October 1997. Our principal executive offices are located at 3839 Spinnaker Court, Fremont, California 94538, and our telephone number is (510) 743-1200. Our web site address is volterra.com. The information on, or that can be accessed through, our web site is not part of this prospectus.

The Offering

Common stock offered by Volterra	Shares

Common stock to be outstanding after this offering	Shares

Use of proceeds	We plan to use the net proceeds from this offering for general corporate purposes, including working capital, research and development, general and administrative expenses and capital expenditures. We may also use a portion of the net proceeds to fund possible investments in, or acquisitions of, complementary businesses, products or technologies or in establishing joint ventures.

Proposed Nasdaq National Market symbol	VLTR

Risk Factors	See “Risk Factors” and the other information included in this prospectus for a discussion of the factors you should consider carefully before deciding to invest in shares of our common stock.

       The number of shares of common stock to be outstanding after this offering is based on 37,331,258 shares of common stock outstanding as of March 31, 2004 after giving effect to the conversion of all outstanding preferred stock into common stock upon the closing of this offering.

       The number of shares of common stock to be outstanding after this offering excludes the following:

•	7,560,410 shares of common stock subject to outstanding options as of March 31, 2004 under our 1996 Stock Option Plan, with a weighted average exercise price of $1.54 per share;

•	363,385 shares of common stock issuable upon the exercise of outstanding warrants with a weighted average exercise price of $0.71 per share as of March 31, 2004;

•	229,201 shares of common stock reserved for future grants under our 1996 Stock Option Plan as of March 31, 2004 and an increase in April 2004 of 1,900,000 shares of common stock reserved for issuance under the 1996 Stock Option Plan; and

•	an aggregate of 4,650,000 additional shares of common stock reserved for future issuance under our 2004 Equity Incentive Plan, which is an amendment and restatement of our 1996 Stock Option Plan that will become effective on the first day that our common stock is publicly traded, our 2004 Non- Employee Directors’ Stock Option Plan and our 2004 Employee Stock Purchase Plan, each of which was adopted by our Board of Directors in May 2004, was approved by our stockholders in June 2004 and contains provisions that automatically increase their share reserves on December 31st of each year, as more fully described in “Management — Benefit Plans.”

       Unless specifically stated otherwise, all information contained in this prospectus assumes:

•	a for split of our common stock and preferred stock prior to the closing of this offering;

•	the conversion of all our outstanding shares of preferred stock into common stock upon the closing of this offering;

•	the amendment and restatement of our 1996 Stock Option Plan as our 2004 Equity Incentive Plan, effective upon the first day that our common stock is publicly traded; and

•	the underwriters do not exercise the option granted to them by us to purchase additional shares in the offering to cover over-allotments.

Summary Consolidated Financial Information

       You should read the following summary consolidated financial information for Volterra together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes thereto included elsewhere in this prospectus. The historical results presented below are not necessarily indicative of future results.

				Three Months
	Year Ended December 31,			Ended March 31,

	2001	2002	2003	2003	2004

				(unaudited)

	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Net revenue	$4,366	$15,674	$25,118	$6,069	$7,615
Gross margin	(768)	4,160	10,575	2,349	3,957
Research and development	9,388	9,241	10,460	2,373	2,570
Selling, general and administrative	3,406	4,443	4,148	1,218	1,042
Stock-based compensation(1)	2	16	—	—	99
Restructuring charge(2)	—	—	142	—	—

Total operating expenses	12,796	13,700	14,750	3,591	3,711

(Loss) income from operations	(13,564)	(9,540)	(4,175)	(1,242)	246

Net (loss) income	$(13,341)	$(9,234)	$(4,027)	$(1,200)	$269

Basic net (loss) income per share	$(1.27)	$(0.86)	$(0.37)	$(0.11)	$0.02

Diluted net (loss) income per share	$(1.27)	$(0.86)	$(0.37)	$(0.11)	$0.01

Shares used in computing basic net (loss) income per share	10,532	10,718	10,946	10,858	11,217

Shares used in computing diluted net (loss) income per share	10,532	10,718	10,946	10,858	41,728

Pro forma net (loss) income per share (unaudited)(3):
Basic			$(0.11)		$0.01

Diluted			$(0.11)		$0.01

(1) Stock-based compensation consists of:
Cost of revenue	—	—	—	—	$6
Research and development	—	$16	—	—	$42
Selling, general and administrative	$2	—	—	—	$51

Total	$2	$16	—	—	$99

(2)	See note 9 of our notes to consolidated financial statements for a description of the restructuring charge.

(3)	See note 1(k) of our notes to consolidated financial statements for a description of the calculation of pro forma basic and diluted net (loss) income per share.

The consolidated balance sheet data on a pro forma as adjusted basis reflects the sale of                      shares of common stock offered by us at an assumed initial public offering price of $     per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	March 31, 2004

			Pro Forma
	Actual	Pro Forma(4)	As Adjusted

	(unaudited)

	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$10,153	$10,153
Working capital	$10,525	$10,525
Total assets	$17,691	$17,691
Line of credit	$1,950	$1,950
Convertible preferred stock	$60,818	—
Total stockholders’ equity (deficit)	$(48,677)	$12,141

(4)	The pro forma adjustment represents the conversion of all of the shares of convertible preferred stock into common stock on a one-for-one basis resulting from the closing of the anticipated initial public offering as if it occurred on March 31, 2004. The conversion had the effect of increasing common stock by 26,076,266 shares and $26, and the additional paid-in-capital by $60,792.

RISK FACTORS

       You should carefully consider the risks and uncertainties described below and the other information contained in this prospectus before deciding whether to invest in shares of our common stock. The consequences of any of the following risks could cause the trading price of our common stock to decline, and you might lose all or part of your investment.

Risks Related To Our Business

We are an early stage semiconductor company with a limited operating history, which makes it difficult to evaluate our current business and future prospects and may increase the risk of your investment.

       We have a limited operating history. While our commercial operations began in August 1996, our first products were not shipped until the first quarter of 2000 and most of our current products have been sold in significant quantities for only a short time. You should consider our business and prospects in light of the risks and difficulties we encounter as an early stage company. These risks and difficulties include the following:

•	we have limited historical financial data from which to predict our future revenue and operating results;

•	we are subject to the highly cyclical nature of, and downturns in, the semiconductor industry;

•	we depend on a small number of customers for substantially all of our net revenue;

•	we have a limited number of products; and

•	we may face difficulties in managing growth in personnel and operations.

       We may not be able to successfully address any of these risks or others, including the other risks related to our business and industry described below. Failure to adequately do so could seriously harm our business and cause our operating results to suffer.

Our operating results have fluctuated in the past, and we expect a number of factors to cause our operating results to fluctuate in the future, making it difficult for us to accurately forecast our operating results.

       In the past, our net revenue and operating results have fluctuated from quarter to quarter and year to year, and we expect them to continue to do so in the future. As a result, it is difficult to predict our future revenue and operating results. A number of factors, many of which are beyond our control, are likely to cause our net revenue and operating results to fluctuate. These factors include:

•	changes in the level of our expenses, including the cost of materials used to manufacture our products;

•	the cyclical nature of the semiconductor industry;

•	the loss of one or more key customers, or a significant reduction in sales to one or more key customers;

•	the loss of one or more key distributors, or a significant reduction in orders from one or more key distributors;

•	demand for our products or the electronic systems into which our products are incorporated;

•	our ability to develop new products or new generations and versions of our existing products that achieve market acceptance in a timely manner;

•	the timing of introductions of competing products or technologies;

•	our ability to adequately support our future growth;

•	disputes regarding intellectual property rights;

•	litigation involving us or our products;

•	our ability to obtain sufficient capacity from foundries and other third-party subcontractors to manufacture, assemble and test our products on a timely and cost-effective basis;

•	the ability of our manufacturing subcontractors to obtain an adequate supply of the raw materials used in the manufacture of our products on a timely and cost-effective basis;

•	changes in the prices of our products or the electronic systems into which our products are incorporated;

•	our ability to fulfill orders for our products in a timely manner, or at all;

•	customers’ failure to pay us on a timely basis;

•	varying order patterns in the markets in which we sell our products;

•	changes in foreign currency rates; and

•	changes in accounting principles or policies, including an election by us, or a requirement, to treat stock option grants as an operating expense.

       Due to these and other factors discussed in this prospectus, you should not rely upon the results of any prior quarter or year as an indication of our future operating performance.

We have a history of losses, have only recently experienced revenue growth and become profitable and may not maintain profitability on a quarterly basis or achieve profitability on an annual basis.

       We experienced profitability for the first time in the first quarter of 2004. We incurred net losses of approximately $13.3 million, $9.2 million and $4.0 million in 2001, 2002 and 2003, respectively, and as of December 31, 2003, we had an accumulated deficit of $48.8 million. We have recently experienced revenue growth, with our annual net revenue increasing 60%, from $15.7 million in 2002 to $25.1 million in 2003, and with our first quarter net revenue increasing 25%, from $6.1 million in 2003 to $7.6 million in 2004. However, we do not expect to maintain similar revenue growth rates in future periods. We may also incur losses in future periods. Accordingly, you should not rely on the results of any prior quarterly or annual periods as an indication of our future revenue growth or financial results. Our ability to maintain profitability on a quarterly basis or achieve profitability on an annual basis depends in part on the rate of growth of our target markets, the continued acceptance of our and our customers’ products, the competitive position of our products, our ability to develop new products, our ability to secure adequate manufacturing capacity and our ability to manage expenses. We may not maintain profitability on a quarterly basis or achieve profitability on an annual basis.

We are subject to the highly cyclical nature of the semiconductor industry and any future downturns could significantly harm our business.

       Our business is heavily influenced by the cyclical nature of the semiconductor industry. The semiconductor industry has experienced significant downturns, often in connection with, or in anticipation of, maturing product cycles of both semiconductor companies and their customers and declines in general economic conditions. These downturns have been characterized by production overcapacity, high inventory levels and accelerated erosion of average selling prices. Any future downturns could significantly harm our business or reduce our revenue from one period to the next or for a prolonged period of time. From time to time, the semiconductor industry also has experienced periods of increased demand and production capacity constraints. We may experience substantial changes in future operating results due to factors that affect the semiconductor industry generally.

We depend on a small number of customers for substantially all of our net revenue and the loss of, or a significant reduction in orders from, any of them would significantly reduce our net revenue and adversely affect our operating results.

       We sell our products primarily to original equipment manufacturers, or OEMs, original design manufacturers, or ODMs, contract equipment manufacturers, or CEMs, and power supply manufacturers, either directly through our internal sales force or indirectly through distributors and outsourced suppliers. In 2001, three customers each accounted for more than 10% of our net revenue and collectively accounted for 85% of our net revenue. In 2002, three customers each accounted for more than 10% of our net revenue and collectively accounted for 84% of our net revenue. In 2003, four customers each accounted for more than 10% of our net revenue and collectively accounted for 78% of our net revenue. In the quarter ended March 31, 2004, three customers each accounted for more than 10% of our net revenue and collectively accounted for 75% of our revenue, and we expect sales to a small number of customers to continue to account for a substantial portion of our net revenue during the remainder of 2004. Consolidation among our customers may increase our customer concentration. The loss of any of our major customers would have a substantial negative impact on our business. In addition, our operating results will be adversely affected if the electronic systems into which our relatively few customers incorporate our products are not commercially successful.

We rely primarily on a small number of distributors to market and distribute our products, and if we fail to maintain or expand these relationships, our net revenue would likely decline.

       While we sell some of our products directly to certain of our customers, most purchases of our products are made through a concentrated group of distributors. Sales to these distributors account for a significant portion of our net revenue. Our sales to distributors accounted for 37%, 76% and 56% of our net revenue for the years ended December 31, 2001, 2002 and 2003, respectively. In particular, our sales to Weikeng Industrial, an international distributor, accounted for approximately 17%, 62% and 28% of our net revenue in 2001, 2002 and 2003, respectively. In October 2003, we terminated our relationship with Weikeng and established direct relationships with certain of the affected customers while others began purchasing from our other distributors. If we are unable to effectively serve customers who previously purchased products from Weikeng, or our other distributors materially reduce their purchases from us, our operating results would suffer.

       None of our distributors are required to purchase a specified minimum level of products from us. Our sales to distributors are made pursuant to standard purchase orders rather than long-term contracts and their orders may be cancelled or changed more readily than if we had long-term purchase commitments. In the event of a cancellation, reduction or delay of an order, we may not have enough time to reduce operating expenses to minimize the effect of the lost revenue on our business. We also rely on our distributors to accurately and timely report to us their sales of our products. Our inability to obtain accurate and timely reports from our distributors would limit our visibility into demand for our products. We also rely on our distributors to provide certain engineering support and other customer service to our customers. If they fail to provide appropriate levels of support and service to our customers on a timely basis, our relationships with our customers will suffer.

       We need to maintain and expand our relationships with distributors, develop additional channels for the distribution and sale of our products and effectively manage these relationships. If we fail to do so, our distributors may decide not to include our products among those that they sell or they may not make marketing and selling our products a priority. In addition, our distributors may sell product lines that are competitive with ours. If we fail to successfully manage our relationships with distributors, our business would be harmed.

We depend on a limited number of markets, and in these markets we have experienced varying order patterns, and if demand for our products in these markets declines, or if we are unable to adjust to the varying order patterns in these markets or expand into new markets, our business would be harmed.

       In 2003, most of our net revenue was derived from the sale of our products in the high-performance computing, storage and networking markets. If the demand for our products in these markets declines, we would need to attempt to diversify our markets and our inability to do so in a timely and cost-effective manner would harm our business.

       In addition, we expect our business in these markets to be subject to varying order patterns. In particular, our operating results have been negatively impacted during the first quarter of each year due to the lunar new year holidays in Asia during late January or early February, during which time many of our customers, manufacturers and subcontractors cease or significantly reduce their operations. We have recently begun to focus on higher-volume applications across multiple markets such as desktop and notebook computers, digital cameras, graphics cards, hard disk drives, mobile phones, optical drives, printers, wireless local area network cards and wireless personal digital assistants. In these higher-volume markets, we expect a disproportionate amount of our net revenue to be generated during the second half of the year as a result of the December holiday season. If we are unable to adjust production of our products to address changes in demand, our operating results would be harmed.

We sell a limited number of products and a reduction in demand for these products would harm our business and operating results.

       We derive substantially all of our net revenue from the sale of integrated voltage regulator semiconductors and scalable voltage regulator semiconductor chipsets, and we expect to continue to derive substantially all of our net revenue from these products for the foreseeable future. If demand for these products declines or does not grow, we may be forced to diversify our product offerings. Factors that could cause the demand for our products to decline include downturns in the semiconductor industry, the introduction of competing products, our pricing strategies and the pricing strategies of our competitors, or a decline in demand for the electronic systems into which our products are incorporated. Our inability to diversify our products in a timely and cost-effective manner would harm our business and operating results.

If we are unable to timely develop new products or new generations and versions of our existing products that achieve market acceptance, our operating results and competitive position could be harmed.

       Our industry is characterized by intense competition, rapidly evolving technology and continually changing requirements. These factors could render our existing products obsolete. Accordingly, our ability to compete in the future will depend in large part on our ability to identify and develop new products or new generations and versions of our existing products that achieve market acceptance on a timely and cost-effective basis, and to respond to changing requirements. If we are unable to do so, our business, operating results and financial condition could be negatively affected.

       The successful development and market acceptance of our products depend on a number of factors, including:

•	our accurate prediction of changing customer requirements;

•	timely development of new designs;

•	timely qualification and certification of our products for use in electronic systems;

•	commercial acceptance and production of the electronic systems into which our products are incorporated;

•	availability, quality, price, performance and size of our products relative to competing products and technologies;

•	our customer service and support capabilities and responsiveness;

•	successful development of relationships with existing and potential new customers;

•	successful development of relationships with key developers of advanced digital semiconductors; and

•	changes in technology, industry standards or consumer preferences.

       Products we have recently developed and which we are currently developing, such as the fourth generation of our products, may not achieve market acceptance. If these products fail to achieve market acceptance, or if we fail to timely develop new products that achieve market acceptance, our business, operating results and competitive position could be adversely affected.

We have experienced, and may in the future experience, delays in the development and introduction of our products, which may harm our business and operating results.

       The development of our products is highly complex, costly and inherently risky. We have experienced, and may in the future experience, delays in the development and introduction of new products or new generations and versions of our existing products. In the past, we have experienced delays in the design and development of our products. These delays typically have lasted up to six months due to longer than anticipated development time, design errors and specification changes. While we have implemented procedures designed to minimize these delays, we cannot assure you that these procedures will be effective or that delays may not occur in the future. Any delay in the introduction of new products or new generations or versions of our existing products could harm our business and operating results.

The nature of the design process requires us to incur expenses prior to earning revenue associated with those expenses, and we will have difficulty selling our products and generating profits if system designers do not design our products into their electronic systems.

       We devote significant time and resources in working with system designers to get our products designed into their systems. If the system designer chooses a competitor’s product for its electronic system, it becomes significantly more difficult for us to sell our products for use in that electronic system because changing suppliers involves significant cost, time, effort and risk for system designers. If system designers do not design our products into their electronic systems, our business would be materially and adversely affected.

       We often incur significant expenditures in the development of a new product without any assurance that system designers will select our product for use in their electronic systems. If we incur such expenditures and fail to be selected, our operating results will be adversely affected. Furthermore, even if system designers use our products in their electronic systems, we cannot be assured that these systems will be commercially successful or that we will receive any associated revenue.

       Even if our products are selected to be designed into a particular electronic system, a substantial period of time will elapse before we generate revenue related to the significant expenses we have incurred. The reasons for this delay generally include the following:

•	it can take up to 12 months from the time our products are selected to complete the design process;

•	it can take an additional six to 12 months or longer to complete commercial introduction of the electronic systems that use our products, if they are introduced at all;

•	our customers usually require a comprehensive technical evaluation of our products before they incorporate them into their electronic systems;

•	OEMs typically limit the initial release of their electronic systems to evaluate performance and consumer demand; and

•	the development and commercial introduction of products incorporating new technology are frequently delayed.

       As a result, we are unable to accurately forecast the volume and timing of our orders and revenue. In addition, incurring expenses prior to generating revenue may cause our operating results to fluctuate significantly from period to period.

Our products are highly complex and may require modifications to resolve undetected errors or failures and meet our customers’ specifications, which could lead to an increase in our costs, a loss of customers, a delay in market acceptance of our products or product liability claims.

       Our power management products are highly complex and may contain undetected errors or failures when first introduced or as new revisions are released. If we deliver products with errors or defects, we may incur additional development, repair or replacement costs, and our credibility and the market acceptance of our products could be harmed. In 2002 and 2003, we incurred costs in connection with the replacement of products due to a manufacturing defect in our products. Defects could also lead to liability for defective products as a result of lawsuits against us or our customers. We have agreed to indemnify our customers in some circumstances against liability from defects in our products. Although we maintain insurance coverage consistent with customary industry practice to defray potential costs from lawsuits, including lawsuits arising from product liability, if liabilities arise that are not effectively limited or covered by such insurance, a successful product liability claim could require us to pay a significant amount of damages, which could have a material adverse impact on our financial results and financial position.

       Our products comprise only part of the complex electronic systems in which they are used. As a result, our products must operate according to specifications with the other components in the electronic system. If other components of the electronic system fail to operate properly with our products, we may be required to incur additional development time and costs to enable interoperability of our products with these other components.

We face significant competition and many of our competitors have greater resources than we have, and thus we may be unsuccessful in competing against current and future competitors.

       The markets for semiconductors generally, and power management semiconductors in particular, are intensely competitive, and we expect competition to increase and intensify in the future. Increased competition may result in price pressure, reduced profitability and loss of market share, any of which could seriously harm our business, revenue and operating results. Our ability to compete effectively and to expand our business will depend on a number of factors, including:

•	our ability to continue to recruit and retain engineering talent;

•	our ability to introduce new products in a timely manner;

•	the pricing of components used in competing solutions;

•	the pace at which our customers incorporate our products into their systems;

•	the availability of foundry, assembly and test capacity for our products;

•	protection of our products by effective utilization of intellectual property laws; and

•	general economic conditions.

       We consider our primary competitors to include Analog Devices, International Rectifier, Intersil, Linear Technology, Maxim Integrated Products, Semtech and Texas Instruments. In addition, we compete with a number of other companies, some of which may become significant competitors. We may also face competition from new and emerging companies that may enter our existing or future markets.

       Many of our competitors and potential competitors have longer operating histories, greater name recognition, complementary product offerings, a larger customer base, longer relationships with customers and distributors, and significantly greater financial, sales, marketing, manufacturing, distribution, technical and other resources than we do. As a result, they may be able to respond more quickly to customer requirements, to devote greater resources to the development, promotion and sales of their products and to influence industry acceptance of their products better than we can. These competitors may also be able to adapt more quickly to new or emerging technologies or standards and may be able to deliver products with performance comparable or superior to that of our products at a lower cost. In addition, in the event of a manufacturing capacity shortage, these competitors may have or be able to obtain silicon wafer fabrication capacity when we are unable to.

       We expect our competitors to continue to improve the performance of their current products, reduce their prices and introduce new or enhanced technologies that may offer greater performance and improved pricing, any of which could cause our products to become obsolete or uncompetitive and harm our operating results.

Our dependence on third-party semiconductor manufacturers reduces our control over the manufacture of our products, which could harm our business.

       We are a fabless semiconductor company and, as such, we rely on third parties to manufacture our products. Our principal third-party semiconductor manufacturers, or foundries, are Taiwan Semiconductor Manufacturing Corporation, Chartered Semiconductor Corporation and Samsung Electronics. The ability of these foundries to provide silicon wafers to us is limited by their available capacity. Moreover, the price of our silicon wafers has in the past fluctuated and is expected to continue to fluctuate, based on changes in available industry capacity. We do not have long-term supply contracts with any of our foundries. Therefore, our manufacturers could choose to prioritize capacity for other customers, particularly larger customers, reduce or eliminate deliveries to us on short notice or increase the prices they charge us. There are significant risks associated with our reliance on these third-party manufacturers, including:

•	inability to increase production and achieve acceptable yields on a timely basis;

•	reduced control over delivery schedules and product quality;

•	inability of our foundries to obtain an adequate supply of the raw materials used in the manufacturing of our products on a timely and cost-effective basis;

•	increased exposure to potential misappropriation of our intellectual property;

•	limited warranties on silicon wafers or products supplied to us;

•	labor shortages or labor strikes;

•	natural disasters affecting countries in which we conduct our business or in which our products are manufactured; and

•	political instability in countries where our products are manufactured.

       In addition, because we work with foundries to make specified modifications to their standard process technologies, transitioning the manufacturing of our products to other foundries can require substantial lead time. Any such delay resulting from such transition could negatively affect product performance, delivery and yields or increase manufacturing costs. If we are not able to obtain foundry capacity as required, our relationships with our customers would be harmed and our net revenue would likely decline.

If our foundries fail to achieve satisfactory yields or quality, our revenue and operating results could decrease, and our relationships with our customers and our reputation may be harmed.

       The manufacturing process of our products is technically challenging. In 2002 and 2003, we experienced lower than expected yield and quality levels at one of our foundries, which caused us to incur costs in connection with the replacement of products. Minor deviations in the manufacturing process can cause substantial decreases in yields, and in some cases, cause production to be suspended. When our products are qualified with our foundries, minimum acceptable yields are established. If actual yields are above the minimum, we incur the cost of the silicon wafers. Manufacturing yields for our new products tend to be lower initially and increase as we achieve full production. Poor yields from our foundries or defects, integration issues or other performance problems in our products could cause us significant customer relations and business reputation problems, resulting in potential loss of revenue and lower profitability.

We rely on third-party subcontractors to assemble and test our products and our failure to successfully manage our relationships with these subcontractors could damage our relationships with our customers, decrease our net revenue and limit our growth.

       We rely on third-party subcontractors, such as Amkor Technology, Advanced Semiconductor Engineering and ST Assembly Test Services, to assemble and test our products. None of these third-party vendors are obligated to perform services or supply products to us for any specific period, or in any specific quantities, except as may be provided in a particular purchase order. Moreover, none of our assembly and test subcontractors has provided contractual assurances to us that adequate capacity will be available to us to meet future demand for our products. We are subject to many of the same risks with these vendors as with our foundries. If we do not successfully manage these relationships, the quality of products shipped to our customers may decline, which would damage our relationships with customers, decrease our net revenue and negatively impact our growth.

Any disruption to our operations or the operations of our foundries or assembly and test subcontractors resulting from earthquakes, droughts or other natural disasters or any additional outbreak of SARS or other public health issues could significantly delay the production or shipment of our products.

       Our principal offices are located in California. In addition, we rely on foundries in Taiwan, Singapore and South Korea, and assembly and test subcontractors in South Korea, the Philippines and Taiwan. The risk of an earthquake in these Pacific Rim locations is significant. The occurrence of an earthquake, drought or other natural disaster near our principal offices or our subcontractors’ locations could result in damage, power outages and other disruptions that impair our design, manufacturing and assembly capacity and otherwise interfere with our ability to conduct our business. In addition, additional outbreaks of SARS or other public health issues could significantly delay the production or shipment of our products. Any disruption resulting from such events could cause significant delays in the shipment of our products until we are able to shift our fabrication, assembling, testing or other operations from the affected subcontractor to another third-party vendor.

The average selling prices of our products could decrease rapidly, which may negatively impact our net revenue and operating results.

       The average selling prices for power management solutions have historically declined over time. Factors that we expect to cause downward pressure on the average selling price for our products include competitive pricing pressures, the cost sensitivity of our customers, particularly in the higher-volume markets, new product introductions by us or our competitors and other factors. To maintain acceptable operating results, we will need to offset any reduction in the average selling prices of our products by developing and introducing new products and developing new generations and versions of existing products on a timely basis, increasing sales volume and reducing costs. If the average selling prices for our products decline and we are unable to offset those reductions, our operating results will suffer.

We are subject to inventory risks and manufacturing costs that could negatively impact our operating results.

       To ensure availability of our products for our customers, in some cases we start the manufacturing of our products based on forecasts provided by these customers in advance of receiving purchase orders. However, these forecasts do not represent binding purchase commitments, and we do not recognize revenue from these products until they are shipped to the customer. In addition, because we primarily sell our products to distributors and not directly to system designers, we have more limited visibility into ultimate product demand, which makes forecasting more difficult for us. We incur inventory and manufacturing costs in advance of anticipated revenue. Because demand for our products may not materialize, manufacturing based on forecasts subjects us to risks of high inventory carrying costs and obsolescence and may increase our costs. If we overestimate customer demand for our products, if product changes occur or if purchase orders are cancelled or shipments delayed, we may end up with excess inventory that we cannot sell, which could result in the loss of anticipated revenue without allowing us sufficient time to reduce our inventory and operating expenses. Similarly, if we underestimate demand, we may not have sufficient product inventory and may lose market share and damage customer relationships, which also could harm our business.

We have significant international activities and customers, and plan to continue such efforts, which subjects us to additional business risks including increased logistical complexity, political instability and currency fluctuations.

       In 2003, 87% of our net revenue was attributable to customers located outside of the United States, primarily in Asia, and we anticipate that a significant portion of our future revenue will be generated by sales to customers in Asia. We have engineering, sales and operations personnel in Taiwan and Singapore. Our foundries, assembly and test subcontractors and distributors are also primarily located in Asia. Our international operations and sales are subject to a number of risks, including:

•	cultural and language barriers;

•	increased complexity and costs of managing international operations;

•	protectionist laws and business practices that favor local competition in some countries;

•	multiple, conflicting and changing laws and regulatory and tax environments;

•	potentially longer and more difficult collection periods;

•	political instability, international terrorism and anti-American sentiment, particularly in emerging markets;

•	highly volatile economies in Asia;

•	difficulty in hiring qualified management, technical sales and applications engineers; and

•	less effective protection of intellectual property than is afforded to us in the United States.

       All sales and all purchases of production materials and manufacturing services from international suppliers in 2003 were denominated in U.S. dollars. An increase in the value of the

U.S. dollar relative to foreign currencies could make our products more expensive for our international customers to purchase, thus rendering the prices of our products less competitive.

       Our inability to overcome these risks could adversely affect our foreign operations, and some of our customers and suppliers, and could harm our business and operating results.

We rely on the services of our key personnel, and if we are unable to retain our current personnel and hire additional personnel, our ability to develop and successfully market our products could be harmed.

       We rely upon the continued service and performance of a relatively small number of key technical and senior management personnel. If we lose any of our key technical or senior management personnel, such as Jeffrey Staszak, our President and Chief Executive Officer, or are unable to fill key positions, our business could be harmed. As a result, our future success depends on retaining our management team and other key employees. We rely on these individuals for the management of our company, development of our products and business strategy and management of our strategic relationships. In addition, we rely on a relatively small number of analog and mixed-signal design engineers who have the training and experience to design our products. Any of these employees could leave our company with little or no prior notice and would be free to work with a competitor. We do not have “key person” life insurance policies covering any of our employees. Additionally, there is a limited number of qualified technical personnel with significant experience in the design, development, manufacture and sale of power management semiconductors, and we may face challenges in hiring and retaining these types of employees.

If we do not effectively manage our growth, our resources, systems and controls may be strained and our operating results may suffer.

       In recent periods, we have significantly increased the scope of our operations and the size of our workforce. This growth has placed, and any future growth of our operations will continue to place, a significant strain on our management personnel, systems and resources. We anticipate that we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems. We also will need to continue to expand, train, manage and motivate our workforce, and manage our customer and distributor relationships, develop our internal sales force, and manage our foundry and assembly and test subcontractors. All of these endeavors will require substantial management effort and skill, and we anticipate that we will require additional personnel and internal processes to manage these efforts. We plan to fund the costs of our operational and financial systems, additional personnel and internal processes from current cash balances and funds generated from operations. If we are unable to effectively manage our expanding operations, our revenue and operating results could be materially and adversely affected.

Our ability to compete will be harmed if we are unable to adequately protect our intellectual property.

       We rely primarily on a combination of patent, trademark, trade secret and copyright law and contractual restrictions to protect our intellectual property. These afford only limited protection. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to obtain, copy or use information that we regard as proprietary, such as product design and manufacturing process expertise. As of March 31, 2004, we had 27 issued patents and 13 applications pending in the United States. These U.S. patents have expiration dates ranging from December 2017 to March 2022. Our pending patent applications and any future applications may not result in issued patents or may not be sufficiently broad to protect our proprietary technologies. Moreover, policing any unauthorized use of our products is difficult and costly, and we cannot be certain that the measures we have implemented will prevent misappropriation or unauthorized use of our technologies, particularly in foreign jurisdictions where the laws may not protect our proprietary rights as fully as the laws of the United States. The enforcement of patents by others may harm our ability to conduct our business. Others may independently develop substantially equivalent intellectual property or otherwise gain access to our trade secrets or intellectual property. Our failure to effectively protect our intellectual property could harm our business.

Assertions by third parties of infringement by us of their intellectual property rights could result in significant costs and cause our operating results to suffer.

       The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights and positions, which has resulted in protracted and expensive litigation for many companies. In the future we may receive communications from various industry participants alleging infringement of patents, trade secrets or other intellectual property rights. Any lawsuits resulting from such allegations could subject us to significant liability for damages and invalidate our proprietary rights. These lawsuits, regardless of their success, would likely be time-consuming and expensive to resolve and would divert management’s time and attention. Any potential intellectual property litigation also could force us to do one or more of the following:

•	stop selling products or using technology that contain the allegedly infringing intellectual property;

•	pay damages to the party claiming infringement;

•	attempt to obtain a license to the relevant intellectual property, which may not be available on reasonable terms or at all; and

•	attempt to redesign those products that contain the allegedly infringing intellectual property.

       We may also initiate claims or litigation against third parties for infringement of our proprietary rights or to establish the validity of our proprietary rights. We have agreed to indemnify customers for certain claims of infringement arising out of the use of our products.

Any potential dispute involving our patents or other intellectual property could also include our customers, which could trigger our indemnification obligations to them and result in substantial expense to us.

       In any potential dispute involving our patents or other intellectual property, our customers could also become the target of litigation. Because we indemnify our customers against claims made against them based on allegations that our products infringe intellectual property rights, such litigation could result in substantial expense for us. In addition to the time and expense required for us to indemnify our customers, any such litigation could hurt our relations with our customers and cause our operating results to be harmed.

We may need to raise additional capital, which might not be available or which, if available, may be on terms that are not favorable to us.

       We believe our existing cash balances, our bank credit facility and cash expected to be generated from our operating activities will be sufficient to meet our working capital, capital expenditures and other cash needs for at least the next 12 months. In the future, we may need to raise additional funds, and we cannot be certain that we will be able to obtain additional financing on favorable terms, if at all. If we issue equity securities to raise additional funds, the ownership percentage of our stockholders would be reduced, and the new equity securities may have rights, preferences or privileges senior to those of existing holders of our common stock. If we borrow money, we may incur significant interest charges, which could harm our profitability. Holders of debt would also have rights, preferences or privileges senior to those of existing holders of our common stock. If we cannot raise needed funds on acceptable terms, we may not be able to develop or enhance our products, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements, which could seriously harm our business, operating results and financial condition.

We may undertake acquisitions to expand our business that may pose risks to our business and dilute the ownership of our existing stockholders.

       We will evaluate opportunities to acquire other businesses, products or technologies that would complement our current offerings, expand the breadth of markets we can address or enhance our technical capabilities. Acquisitions that we may potentially make in the future entail a number of risks that could materially and adversely affect our business, operating and financial results, including:

•	our lack of experience acquiring other businesses;

•	problems integrating the acquired operations, technologies or products with our existing business and products;

•	diversion of management’s time and attention from our core business;

•	the need for financial resources above our planned investment levels;

•	overestimation of potential synergies or a delay in realizing those synergies;

•	difficulties in retaining business relationships with suppliers and customers of the acquired company;

•	risks associated with entering markets in which we lack prior experience; and

•	the potential loss of key employees of the acquired company.

       Future acquisitions also could cause us to incur debt or contingent liabilities or cause us to issue equity securities that would reduce the ownership percentages of existing stockholders. Furthermore, acquisitions could result in adverse tax consequences, substantial depreciation, deferred compensation charges, in-process research and development charges, impairment of goodwill or the amortization of amounts related to deferred compensation and to identifiable purchased intangible assets, any of which would negatively affect our operating results.

Risks Related to This Offering

Our stock price will fluctuate and may be volatile after this offering, which could result in substantial losses for investors and significant costs related to litigation.

       The initial public offering price of our common stock will be determined by negotiation among us and the underwriters based upon several factors and may not be indicative of future market prices for our common stock. Once trading in our common stock commences, the market price for our common stock will vary from the initial public offering price. Investors may be unable to resell their shares at or above the offering price and this could result in substantial losses for those investors. The market price of our common stock may fluctuate significantly in response to a number of factors, some of which are beyond our control. These factors include:

•	actual or anticipated fluctuations in our revenue, operating results or growth rate;

•	failure to meet the expectations of securities analysts or investors with respect to our financial performance;

•	actual or anticipated fluctuations in our competitors’ operating results or changes in their growth rates;

•	sales of our common stock or other securities in the future;

•	stock market price and trading volume fluctuations of publicly-traded companies in general and semiconductor companies in particular;

•	the trading volume of our common stock;

•	changes in financial estimates and ratings by securities analysts for us, our competitors or companies in the semiconductor industry generally;

•	changes in the condition of the financial markets, the economy as a whole, the semiconductor industry, our customers or our competitors;

•	publicity about the semiconductor industry, our competitors or our customers; and

•	additions or departures of key personnel.

       The stock market in general, and the Nasdaq National Market in particular, have experienced extreme price and volume fluctuations in recent years that have often been unrelated or disproportionate to the operating performance of the listed companies. Broad market and industry factors may materially harm the market price of our common stock, regardless of our operating performance.

       In the past, securities class action litigation has often been brought against companies following periods of volatility and decline in the market price of their securities. Technology companies have experienced stock price volatility that is greater than that experienced by many other industries in recent years and as a result have been subject to a greater number of securities class action claims. If our stock price is volatile or declines, we may be the target of similar litigation in the future. Securities litigation could result in significant costs and divert management’s attention and resources, which could seriously harm our business and operating results.

No public market for our common stock currently exists and an active trading market may not develop or be sustained following this offering.

       Prior to this offering there has been no public market for our common stock. We cannot assure you that an active trading market for our common stock will develop or be sustained following this offering. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. We cannot be certain that the market price of our common stock will not decline below the initial public offering price. An inactive market may also impair our ability to raise capital by selling shares and may impair our ability to acquire other businesses, products or technologies by using our shares as consideration.

If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, our stock price and trading volume could decline.

       The trading market for our common stock will depend on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our stock, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our stock price or trading volume to decline.

Future sales of our common stock could lower the market price of our common stock.

       After this offering, we will have outstanding          shares of common stock. Of these shares, the shares being offered in this offering will be freely tradable under federal and state securities laws. Each of our officers, directors and stockholders holding all but 3,115,183 shares of our common stock have entered into the lock-up agreements described in “Underwriting.” Goldman, Sachs & Co., in its sole discretion, may release all or some portion of the shares subject to the lock-up agreements, at any time or from time to time after the date of this prospectus and without notice, prior to the expiration of the 180 day period provided for in the lock-ups. Goldman, Sachs & Co. has no pre-established conditions to waiving the terms of the lock-up agreements, and any decision by it to waive those conditions would depend on a number of factors, which may include market conditions, the performance of our common stock in the market and our financial condition at that time.

       All but                      of the                      outstanding shares of our common stock that are not being sold in this offering will be eligible for sale in the public market 180 days after the date of this prospectus under Rules 144, 144(k) and 701, subject in some cases to volume and other limitations. In addition, of the                      shares issuable upon exercise of options to purchase our common stock outstanding as of                     , approximately                      shares will be vested and eligible for sale upon exercise 180 days after the date of this prospectus. For a further description of the eligibility of shares for sale into the public market following this offering, see “Shares Eligible for Future Sale.”

       A number of our current stockholders have registration rights relating to our common stock. If we propose to register any of our securities under the Securities Act of 1933 either for our own account or for the accounts of other stockholders after this offering, subject to certain conditions and limitations, the holders of registration rights will be entitled to include their shares of common stock in the registered offering. In addition, holders of registration rights may require us on not more than two occasions at any time beginning approximately nine months from the effective date of this offering, to file a registration statement under the Securities Act of 1933 with respect to their shares of common stock. Further, the holders of registration rights may require us to register their shares on Form S-3 if and when we become eligible to use this form.

       In the future, we may also issue additional shares to our employees, directors or consultants, in connection with corporate alliances or acquisitions, and in follow-on offerings to raise additional capital. Due to these factors, sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales could reduce the market price of our common stock.

       The market price of our common stock could decline as a result of sales by our existing stockholders of shares of our common stock in the market after this offering, or the perception that these sales could occur. These sales might also make it more difficult for us to sell equity securities at a time and price that we deem appropriate.

New stockholders will incur substantial and immediate dilution as a result of this offering.

       The initial public offering price is expected to be substantially higher than the book value per share of our outstanding common stock. Based on an assumed initial public offering price of $          per share, if you purchase common stock in this offering you will suffer immediate dilution of $          per share. As a result, investors purchasing common stock in this offering will incur substantial and immediate dilution. In addition, we have issued options and warrants to acquire common stock at prices significantly below the initial offering price and have granted the underwriters an over-allotment option. To the extent the over-allotment option or other options and warrants are ultimately exercised, there will be further dilution to investors in this offering.

Our principal stockholders have significant voting power and may take actions that may not be in the best interests of our other stockholders.

       Upon completion of this offering, our executive officers, directors and principal stockholders will, in the aggregate, beneficially own approximately           % of our outstanding common stock. As a result, these stockholders, acting together, will have the ability to exert substantial influence over all matters requiring approval of our stockholders, including the election and removal of directors and the approval of mergers or other business combinations. This concentration of control could be disadvantageous to other stockholders whose interests are different from those of our executive officers, directors and principal stockholders. For example, our executive officers, directors and principal stockholders could delay or prevent an acquisition or merger even if the transaction would benefit other stockholders. In addition, this significant concentration of share ownership may adversely affect the trading price for our common stock because investors may perceive disadvantages in owning stock in companies with controlling stockholders. To our knowledge, none of our directors, officers or principal stockholders is party to any agreements relating to the voting of our stock.

Our management’s broad discretion in the use of net proceeds from this offering may result in application of the net proceeds in a manner not favored by investors.

       Currently, we intend to use the net proceeds from our sale of common stock in this offering in the manner set forth in the section of this prospectus entitled “Use of Proceeds.” At this time, however, we have not yet determined the amount of net proceeds to be used specifically for any of the foregoing purposes. As a result, investors in this offering will be relying on management’s judgment with only limited information about its specific intentions regarding the use of proceeds. We may use the net proceeds for corporate purposes that do not yield a significant return or any return at all for our stockholders.

Being a public company will increase our expenses and administrative burden.

       As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, our administrative staff will be required to perform additional tasks. For example, in anticipation of becoming a public company, we will have created or revised the roles and duties of our board committees, adopted additional internal controls and disclosure controls and procedures, retained a transfer agent and a financial printer, adopted an insider trading policy and will have all of the internal and external costs of preparing and distributing periodic public reports in compliance with our obligations under the securities laws.

       In addition, changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and related regulations implemented by the Securities and Exchange Commission and the National Association of Securities Dealers, are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. We are currently evaluating and monitoring developments with respect to new and proposed rules and cannot predict or estimate the amount of the additional costs we may incur or the timing of such costs. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed. We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, and qualified executive officers.

Anti-takeover provisions of our charter documents and Delaware law could prevent or delay transactions resulting in a change in control.

       Following this offering, our certificate of incorporation and our bylaws may make more difficult or discourage, delay or prevent a change in the ownership of our company or a change in our management or our board of directors. The following are examples of provisions that will be included in our certificate of incorporation and bylaws that might have those effects:

•	our board of directors is classified so that not all members of our board may be elected at one time;

•	directors may only be removed “for cause” and only with the approval of stockholders holding a majority of our outstanding voting stock;

•	the ability of our stockholders to call a special meeting of stockholders is prohibited;

•	advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon at stockholder meetings;

•	stockholder action by written consent is prohibited, thereby requiring all stockholder actions to be taken at a meeting of our stockholders; and

•	our board of directors may designate the terms of and issue new series of preferred stock, commonly referred to as “blank check” preferred stock, with rights senior to those of common stock without stockholder approval.

       In addition, we are also subject to Section 203 of the Delaware General Corporation Law, which provides, subject to enumerated exceptions, that if a person acquires 15% or more of our voting stock, the person is an “interested stockholder” and may not engage in “business combinations” with us for a period of three years from the time the person acquired 15% or more of our voting stock.

       These provisions may have the effect of entrenching our management team and may deprive you of the opportunity to sell your shares to potential acquirors at a premium over prevailing prices. This potential inability to obtain a premium could reduce the price of our common stock.

Completion of this offering may limit our ability to use our net operating loss carryforwards.

       At December 31, 2003, we had federal and state net operating loss carryforwards of approximately $18.0 million and $9.7 million, respectively. Under the provisions of Section 382 of the Internal Revenue Code, substantial changes in our ownership may limit the amount of federal net operating loss carryforwards that can be utilized annually in the future to offset taxable income. We believe that, as a result of this offering, it is likely that a change in our ownership will occur. If such a change in our ownership occurs, our ability to use our net operating loss carryforwards in any fiscal year may be significantly limited.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

       This prospectus, and particularly in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include those listed under “Risk Factors” and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this prospectus. We qualify all of our forward-looking statements by these cautionary statements.

       This prospectus contains market data and industry statistics that we obtained from independent industry publications and reports. These publications generally indicate that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information. Although we believe that the publications are reliable, we have not independently verified their data. Accordingly, investors should not place undue reliance on this information.

USE OF PROCEEDS

       We estimate that our net proceeds from the sale of                     shares of common stock in this offering will be approximately $           million, and $           million if the underwriters exercise their over-allotment option in full, based upon an assumed initial public offering price of $           per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. The principal purposes of this offering are to obtain additional capital and to create a public market for our common stock.

       We plan to use the net proceeds from this offering for general corporate purposes, including working capital, research and development expenses, general and administrative expenses and capital expenditures. We may also use a portion of the net proceeds to fund possible investments in, or acquisitions of, complementary businesses, products or technologies or in establishing joint ventures. We have no current agreements or commitments with respect to any investment, acquisition or joint venture, and we currently are not engaged in negotiations with respect to any investment, acquisition or joint venture.

       Our management will have broad discretion in the application of the net proceeds, and investors will be relying on the judgment of our management regarding the application of the proceeds of this offering. Pending these uses, we plan to invest the net proceeds in short-term, interest-bearing obligations, investment grade instruments, certificates of deposit or direct or guaranteed obligations of the United States.

DIVIDEND POLICY

       We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings to fund the development and expansion of our business, and therefore we do not anticipate paying cash dividends on our common stock in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors. None of our outstanding capital stock is entitled to any dividends. Additionally, our current credit facility prohibits the payment of dividends without the lender’s consent.

COMPANY INFORMATION

       We were incorporated in Delaware on August 28, 1996. We changed our corporate name from Berkeley Integrated Technologies, Inc. to Volterra Semiconductor Corporation in October 1997. Our principal executive offices are located at 3839 Spinnaker Court, Fremont, California 94538, and our telephone number is (510) 743-1200. Our web site is volterra.com. The information on, or that can be accessed through, our web site is not part of this prospectus.

       “Volterra” and the Volterra logo are trademarks of Volterra Semiconductor Corporation. All other trademarks or service marks appearing in this prospectus are trademarks or service marks of others.

CAPITALIZATION

       The following table sets forth our capitalization as of March 31, 2004:

•	on an actual basis;

•	on a pro forma basis to reflect the conversion into common stock of all outstanding shares of preferred stock upon the closing of this offering; and

•	on a pro forma as adjusted basis to reflect (i) the conversion into common stock of all outstanding shares of preferred stock upon the closing of this offering, (ii) the issuance of 40,866 shares of Series B convertible preferred stock upon the cash exercise of outstanding warrants that will terminate if not exercised on or prior to the effective date of this offering, for $49,998 in cash proceeds, (iii) a for split of our common stock and preferred stock prior to the closing of this offering and (iv) the sale in this offering of shares at an assumed initial public offering price of $ per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

       If the holders referred to above exercise their warrants on a cashless basis based on an assumed initial public offering price of $          per share, we will issue an aggregate of                      shares of Series B convertible preferred stock and our cash and cash equivalents will be reduced by $          on a pro forma as adjusted basis.

       You should read the information below in conjunction with the consolidated financial statements and the related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	March 31, 2004

			Pro Forma
	Actual	Pro Forma	As Adjusted

	(unaudited)

	(in thousands, except share and per
	share data)
Cash and cash equivalents	$10,153	$10,153	$

Long-term debt obligations, less current portion	—	—
Convertible preferred stock, $0.001 par value; 30,000,000 shares authorized, 26,076,266 shares issued and outstanding (actual); none authorized, issued and outstanding (pro forma and pro forma as adjusted)	60,818	—
Stockholders’ (deficit) equity:
Preferred stock, $0.001 par value; none authorized, issued and outstanding (actual); 5,000,000 shares authorized, none issued and outstanding (pro forma and pro forma as adjusted)	—	—
Common stock and additional paid in capital, $0.001 par value; 50,000,000 shares authorized, 11,217,428 shares issued and outstanding (actual); 200,000,000 shares authorized, 37,293,694 shares issued and outstanding (pro forma); 200,000,000 shares authorized, shares issued and outstanding (pro forma as adjusted)	11	37
Additional paid-in-capital	2,141	62,933
Deferred stock-based compensation	(677)	(677)
Notes receivable from stockholders	(1,604)	(1,604)
Accumulated deficit	(48,548)	(48,548)

Total stockholders’ (deficit) equity	(48,677)	12,141

Total capitalization	$12,141	$12,141	$

       The information in this table is based on shares outstanding as of March 31, 2004 and excludes:

•	7,560,410 shares of common stock subject to outstanding options as of March 31, 2004 under our 1996 Stock Option Plan, with a weighted average exercise price of $1.54 per share;

•	363,385 shares of common stock issuable upon the exercise of outstanding warrants with a weighted average exercise price of $0.71 per share as of March 31, 2004;

•	229,201 shares of common stock reserved for future grants under our 1996 Stock Option Plan as of March 31, 2004 and an increase in April 2004 of 1,900,000 shares of common stock reserved for issuance under the 1996 Stock Option Plan; and

•	an aggregate of 4,650,000 additional shares of common stock reserved for future issuance under our 2004 Equity Incentive Plan, which is an amendment and restatement of our 1996 Stock Option Plan that will become effective on the first day that our common stock is publicly traded, our 2004 Non- Employee Directors’ Stock Option Plan and our 2004 Employee Stock Purchase Plan, each of which was adopted by our Board of Directors in May 2004, was approved by our stockholders in June 2004, and contains provisions that automatically increase their share reserves on December 31st of each year, as more fully described in “Management — Benefit Plans.”

DILUTION

       Our historical net tangible book value as of March 31, 2004 was approximately ($48.7) million, or ($4.34) per share of common stock. Historical net tangible book value per share is determined by dividing our total tangible assets less total liabilities by the actual number of shares of our common stock. The pro forma net tangible book value of our common stock as of March 31, 2004 was $0.32 per share. Pro forma net tangible book value per share is determined by dividing our total tangible assets less total liabilities by the actual number of shares of our common stock plus the number of shares issuable upon conversion of all of our outstanding shares of preferred stock into common stock as if such conversion had occurred on March 31, 2004.

       After giving effect to the sale of common stock offered in this offering at the assumed initial public offering price of $          per share, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted pro forma net tangible book value as of March 31, 2004 would have been approximately $           million, or $           per share of common stock. This represents an immediate increase in pro forma net tangible book value of $          per share to existing stockholders and an immediate dilution of $          per share to new investors purchasing our common stock in this offering.

       The following table illustrates the per share dilution to the new investors:

Assumed initial public offering price per share	$
Historical net tangible book value per share as of March 31, 2004
Pro forma net tangible book value per share as of March 31, 2004
Increase in net tangible book value per share attributable to this offering

As adjusted net tangible book value per share after offering

Dilution per share to new investors in this offering		$

       The following table summarizes, on an as adjusted basis as of March 31, 2004, the differences between the number of shares of common stock purchased from us, the total price and the average price per share paid by existing stockholders and by the new investors, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, at an assumed initial public offering price of $          per share:

	Shares		Total
	Purchased		Consideration		Average
Price Per
	Number	Percent	Amount	Percent	Share

Existing stockholders
New investors

Total

       If the underwriters exercise their over-allotment option in full, the number of shares held by new investors will increase to                     , or approximately           % of the total number of shares of our common stock outstanding after this offering.

       The existing stockholders amounts in the table above have been calculated on a pro forma basis, which includes shares outstanding as of March 31, 2004, and excludes:

•	7,560,410 shares of common stock subject to outstanding options as of March 31, 2004 under our 1996 Stock Option Plan, with a weighted average exercise price of $1.54 per share;

•	363,385 shares of common stock issuable upon the exercise of outstanding warrants with a weighted average exercise price of $0.71 per share as of March 31, 2004;

•	229,201 shares of common stock reserved for future grants under our 1996 Stock Option Plan as of March 31, 2004 and an increase in April 2004 of 1,900,000 shares of common stock reserved for issuance under the 1996 Stock Option Plan; and

•	an aggregate of 4,650,000 additional shares of common stock reserved for future issuance under our 2004 Equity Incentive Plan, which is an amendment and restatement of our 1996 Stock Option Plan that will become effective on the first day that our common stock is publicly traded, our 2004 Non-Employee Directors’ Stock Option Plan and our 2004 Employee Stock Purchase Plan, each of which was adopted by our Board of Directors in May 2004, was approved by our stockholders in June 2004, and contains provisions that automatically increase their share reserves on December 31st of each year, as more fully described in “Management — Benefit Plans.”

       After this offering and assuming the exercise in full of all of the foregoing options and warrants, our pro forma net tangible book value per share as of March 31, 2004 would have been $          per share, representing an immediate increase in net tangible book value of $          per share to existing stockholders and an immediate dilution in net tangible book value of $          per share to new investors.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

       You should read the following selected consolidated financial and operating information for Volterra together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes thereto included elsewhere in this prospectus.

       The selected consolidated balance sheet data as of December 31, 2002 and December 31, 2003 and the selected consolidated statements of operations data for each of the three years in the period ended December 31, 2003 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated balance sheet data as of December 31, 1999, December 31, 2000 and December 31, 2001 and the selected consolidated statements of operations data for each of the two years in the period ended December 31, 2000 have been derived from audited consolidated financial statements not included in this prospectus. The selected consolidated balance sheet data as of March 31, 2004 and the selected consolidated statements of operations data for the three months ended March 31, 2003 and 2004 are unaudited. Historical results for any prior or interim period are not necessarily indicative of the results to be expected for a full fiscal year or for any future period.

						Three Months
	Year Ended December 31,					Ended March 31,

	1999	2000	2001	2002	2003	2003	2004

						(unaudited)

	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Net revenue	$—	$—	$4,366	$15,674	$25,118	$6,069	$7,615
Cost of revenue	—	—	5,134	11,514	14,543	3,720	3,658

Gross margin	—	—	(768)	4,160	10,575	2,349	3,957

Research and development	5,096	11,414	9,388	9,241	10,460	2,373	2,570
Selling, general and administrative	1,336	2,007	3,406	4,443	4,148	1,218	1,042
Stock-based compensation(1)	—	—	2	16	—	—	99
Restructuring charge(2)	—	—	—	—	142	—	—

Total operating expenses	6,432	13,421	12,796	13,700	14,750	3,591	3,711

(Loss) income from operations	(6,432)	(13,421)	(13,564)	(9,540)	(4,175)	(1,242)	246
Interest and other income	598	1,684	510	320	162	43	38
Interest and other expense	(303)	(375)	(287)	(14)	(14)	(1)	(2)

(Loss) income before income taxes	(6,137)	(12,112)	(13,341)	(9,234)	(4,027)	(1,200)	282
Income tax expense	—	—	—	—	—	—	13

Net (loss) income	$(6,137)	$(12,112)	$(13,341)	$(9,234)	$(4,027)	$(1,200)	$269

Basic net (loss) income per share	$(0.62)	$(1.18)	$(1.27)	$(0.86)	$(0.37)	$(0.11)	$0.02

Diluted net (loss) income per share	$(0.62)	$(1.18)	$(1.27)	$(0.86)	$(0.37)	$(0.11)	$0.01

Shares used in computing basic net (loss) income per share	9,893	10,268	10,532	10,718	10,946	10,858	11,217

Shares used in computing diluted net (loss) income per share	9,893	10,268	10,532	10,718	10,946	10,858	41,728

Pro forma net (loss) income per share (unaudited)(3):
Basic					$(0.11)		$0.01

Diluted					$(0.11)		$0.01

(1) Stock-based compensation consists of:
Cost of revenue	—	—	—	—	—	—	$6
Research and development	—	—	—	$16	—	—	42
Selling, general and administrative	—	—	$2	—	—	—	51

Total	—	—	$2	$16	—	—	$99

(2) See note 9 of our notes to consolidated financial statements for a description of the restructuring charge.

(3)	See Note 1(k) of our notes to consolidated financial statements for a description of the calculation of pro forma basic and diluted net (loss) income per share.

	December 31,
						March 31,
	1999	2000	2001	2002	2003	2004

						(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$27,263	$16,604	$16,574	$10,148	$10,129	$10,153
Working capital	$26,540	$15,208	$16,084	$13,523	$10,363	$10,525
Total assets	$32,015	$21,501	$20,978	$18,163	$16,116	$17,691
Total line of credit, long-term debt and lease obligations	$2,773	$2,343	$960	$—	$1,800	$1,950
Convertible preferred stock	$39,543	$39,543	$54,132	$60,325	$60,818	$60,818
Total stockholders’ (deficit) equity	$(10,877)	$(23,006)	$(36,254)	$(45,471)	$(49,232)	$(48,677)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

       The following discussion and analysis of our financial condition and results of our operations should be read in conjunction with the consolidated financial statements and the notes to those statements included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in “Risk Factors” and elsewhere in this prospectus.

Overview

       Volterra Semiconductor Corporation designs, develops and markets proprietary, high-performance analog and mixed-signal power management semiconductors. We commenced operations in 1996. From 1996 to 2000, we were primarily involved in developing our technology, recruiting personnel and raising capital. We made our first commercial shipments of products in 2000 and began to recognize revenue in the first quarter of 2001. As of December 31, 2003, we had an accumulated stockholders’ deficit of $48.8 million. Our annual net revenue was $4.4 million, $15.7 million and $25.1 million in 2001, 2002 and 2003, respectively. In the three months ended March 31, 2004, we generated net revenue of $7.6 million and net income of $0.3 million, compared to $6.1 million in net revenue and a net loss of $1.2 million for the three months ended March 31, 2003.

       We sell integrated voltage regulator semiconductors and scalable voltage regulator semiconductor chipsets in the computing, storage, networking and consumer markets. In 2003, most of our revenue was derived from sales into high-performance systems in the computing, storage and networking markets. From our first generation of products to our third, we have significantly reduced system cost and size, while enhancing performance and features, thus enabling us to expand our presence in our existing markets and to address the needs of more cost-sensitive, higher-volume markets.

       In reviewing our performance, we focus on the following key non-financial factors: number of customers; market penetration; number of products and product performance. We evaluate our performance as to these non-financial factors against our operating plans and internally developed goals. We believe we have generally achieved these goals. We also focus on the following key financial factors: net revenue, and gross margin and income from operations as a percentage of net revenue. The following table summarizes those key financial factors over the last five quarters:

	Three Months Ended

	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,
	2003	2003	2003	2003	2004

	(unaudited)

Net revenue (in thousands)	$6,069	$6,237	$6,308	$6,504	$7,615
As a percent of net revenue:
Gross margin	39%	36%	47%	47%	52%
(Loss) income from operations	(20%)	(24%)	(13%)	(9%)	3%

       While our business will be influenced by factors affecting the semiconductor industry generally and by conditions in each of the markets we serve, because of our small scale relative to our markets, we believe our business will be influenced principally by company-specific factors such as our execution in design engineering, sales and operations. We expect any future net revenue growth to be driven by our penetration of, and our expansion within, new and existing customers and markets.

       Our gross margins have historically varied significantly, and are expected to continue to vary significantly, based on a variety of factors, including changes in the relative mix of the products we sell, the markets and geographies in which we sell, and the size and nature of our customers in these markets. In addition, we estimate that the average selling prices for power management solutions have typically declined 5 to 10% per year from initial introduction. As a result, consistent with the overall market for power management solutions, we expect to face price pressure over time. As a result, in order to maintain or improve our gross margins, we need to introduce new, lower cost products, increase volumes, reduce unit costs or achieve a combination of these objectives.

       Our products have historically sold for between $0.50 and $5.00 per unit. With such a relatively wide range of unit prices, changes in average selling prices, or ASPs, can result merely from a change in product mix, reducing the effectiveness of ASP as an indicator of gross margin. In addition, successive generations of our products historically have had lower unit prices than prior generations, which reduces overall ASP, but have had a neutral or positive effect on gross margin due to their decreased manufacturing unit costs.

       We expect operating expenses generally to grow in absolute dollars but decline as a percentage of net revenue. Our research and development expenses fluctuate as a result of long design cycles and the timing of major expenditures for prototypes and product development and will increase with increased headcount. To date, we have not typically compensated our employees with sales commissions, but expect to do so in the future. If we do so, we expect selling costs to increase in relation to any increase in net revenue. Our general and administrative expenses are expected to grow in absolute dollars reflecting the higher costs of a publicly-traded company.

       The electronics manufacturing industry is complex and disaggregated, with many electronic system designers relying upon a few distributors and outsourced suppliers to provide procurement, manufacturing, design and other supply chain related services within the industry. We sell our products primarily to original equipment manufacturers, or OEMs, original design manufacturers, or ODMs, contract equipment manufacturers, or CEMs, and power supply manufacturers. Electronic system designers incorporate our products in a number of different electronic systems. These system designers obtain our products directly from us, or indirectly through distributors and outsourced suppliers. Outsourced suppliers are ODMs, CEMs and power supply manufacturers that manufacture for system designers to which we market our products.

       As a result, our sales are concentrated in a small number of distributors and outsourced suppliers. In 2001, Internix, Solectron and Weikeng each accounted for over 10% of our net revenue and collectively accounted for 85% of our net revenue. In 2002, Internix, Solectron and Weikeng each accounted for over 10% of our net revenue and collectively accounted for 84% of our net revenue. In 2003, IBM, Sabre, Solectron and Weikeng each accounted for over 10% of our net revenue and collectively accounted for 78% of our net revenue. For the three months ended March 31, 2004, IBM, Metatech and Sabre each accounted for over 10% of our net revenue and collectively accounted for 75% of our net revenue. Of these customers, IBM is an OEM, Solectron is a CEM and Internix, Metatech, Sabre and Weikeng are distributors. Our sales through distributors typically result in lower gross margins, but also result in lower selling and collections expenses than are associated with direct sales.

       We typically sell directly through our internal sales force to customers in North America, and indirectly through distributors and outsourced suppliers in other locations, though we do sell directly to some of our largest customers in Asia and Europe. As most of the systems that use our products are manufactured outside of the United States, the percentage of our net revenue generated outside the United States was 90%, 90%, 87%, and 91% in 2001, 2002, 2003, and for the three months ended March 31, 2004, respectively. To date, substantially all of our net revenue has been denominated in U.S. dollars and we expect to continue this practice. We report our net revenue by geographic areas according to the destination to which we shipped our product. Net revenue by geographic area was as follows:

				Three
				Months
	Year Ended			Ended
	December 31,			March 31,

	2001	2002	2003	2003	2004

				(unaudited)
Singapore	48%	14%	35%	20%	62%
United States	10%	10%	13%	15%	9%
Taiwan	17%	62%	34%	49%	8%
Japan	19%	11%	7%	11%	8%
Other	6%	3%	11%	5%	13%

       Our lengthy sales cycles make forecasting the volume and timing of orders difficult. The design phase of our sales cycle can take up to 12 months to complete. The commercial introduction of systems that use our products can take an additional six to 12 months or longer to occur, if they are introduced at all. The sales of our products are generally made pursuant to standard purchase orders rather than long-term agreements. Purchase orders are frequently revised prior to shipment, to reflect changes in the customer’s requirements. Product deliveries are scheduled upon our receipt of purchase orders. Generally, these orders allow customers to reschedule delivery dates and cancel orders on relatively short notice. For these reasons, we believe that backlog is not necessarily a reliable indicator of future revenue, and therefore we do not report backlog.

       Because we use third-party subcontractors to manufacture, assemble and test our products, our business has relatively low capital requirements. We purchase our inventory pursuant to standard purchase orders. Because lead-times at our manufacturing partners can be up to three months, we typically build inventory based on our sales forecasts rather than customers’ orders, subjecting us to potential inventory risk.

       While our limited operating history and recent rapid growth make it difficult for us to assess the impact of seasonal factors on our business, we expect our business to be subject to varying order patterns. In particular, our operating results have been negatively impacted during the first quarter of each year due to the lunar new year holidays in Asia during late January and early February, during which time many of our customers, manufacturers and subcontractors cease or significantly reduce their operations. We have recently begun to focus on higher-volume applications across multiple markets such as desktop and notebook computers, digital cameras, graphics cards, hard disk drives, mobile phones, optical drives, printers, wireless local area network cards and wireless personal digital assistants. In these markets, we expect a disproportionate amount of our net revenue to be generated during the second half of the year as a result of the December holiday season.

       Net Revenue. Net revenue consists primarily of sales of our power management semiconductor products. We have made no sales to U.S. distributors. Our sales to international distributors are made under agreements that do not provide for price adjustments after purchase and provide limited return rights in the event of product failure. We recognize revenue on our sales upon shipment with a provision for estimated sales returns and allowances.

       Cost of Revenue. Our cost of revenue consists primarily of purchases of silicon wafers and related costs of assembly, test and shipment of our products, and compensation and related costs of personnel and equipment associated with production management and quality assurance. Cost of revenue as a percentage of net revenue has varied from quarter to quarter based on our average selling prices, mix of product sales, product ramps and manufacturing volumes, yields and inventory and overhead costs.

       Research and Development. Research and development expenses consist primarily of compensation and related costs for employees involved in the design and development of our products, and the depreciation costs related to equipment being used for research and development. All research and development costs are expensed as incurred.

       Selling, General and Administrative. Selling, general and administrative expenses consist primarily of compensation and related costs for employees involved in general management, sales and marketing, finance and information technology, travel and entertainment expenses, professional services expenses, and finance and insurance expenses.

       Stock-Based Compensation. In connection with grants of stock options we recorded $0.8 million of deferred stock-based compensation for the three months ended March 31, 2004. These options are considered compensatory because the fair value of our stock determined for financial reporting purposes was greater than the fair value determined by our board of directors on the date of grant or issuance. The deferred stock-based compensation is amortized over the vesting period of the related options. As of March 31, 2004, we had an aggregate of $0.7 million of deferred stock-based compensation remaining to be amortized. We report employee stock-based compensation separately, rather than including it in each expense classification, as we believe this allows for more meaningful comparison of operating expenses between periods and more consistent comparison of our financial results with other companies.

Critical Accounting Policies and Procedures

       Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to sales returns and allowances, inventory valuation, stock-based compensation and income taxes. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances and form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from the estimates under different conditions.

       We believe the following critical accounting policies involve more significant judgments used in the preparation of our financial statements.

       Revenue Recognition. We recognize revenue in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, as amended by SAB 104. SAB 101 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or service has been rendered; (3) the fee is fixed or determinable; and (4) collectibility is reasonably assured. Determination of criterion (1) is based on a purchase order received from the customer. Determination of criterion (2) is based on shipment when title transfers to the customer. Determinations of criteria (3) and (4) are based on the fixed price charged for products delivered and management’s judgment regarding the collectibility of the amounts billed. Should changes in conditions cause management to determine these criteria are not met for certain transactions, revenue recognized for any reporting period could be adversely impacted.

       Revenue from product sales is recognized upon shipment when title passes and a provision is made for estimated returns and allowances. We have made no sales to U.S. distributors. U.S. distributors typically receive sales price rebates and have significant inventory return privileges. Our sales to international distributors are made under agreements that do not provide for price adjustments after purchase and provide for limited return rights in the event of a product failure. Revenue on these sales is recognized upon shipment at which time title passes. We estimate returns and allowances based on historical data and current business expectations and record an allowance for these estimated returns. While we believe our estimate for returns is reasonable, because of the inherent nature of estimates, there is always a risk that there could be significant differences between actual amounts and our estimates. A significant difference between actual amounts and our estimates could significantly impact our reported operating results.

       Inventory Valuation. Inventory is valued at the lower of standard cost (which approximates actual cost on a first-in-first-out basis) or market. We record provisions for inventories for excess or obsolete work-in-process and finished goods. Newly developed products are generally not valued until they have been qualified for manufacturing and success in the marketplace has been demonstrated through sales and backlog, among other factors. In addition to provisions based on newly introduced parts, statistical and judgmental assessments are made for the remaining inventory based on assumptions about future demand. We identify excess and obsolete inventory by analyzing inventory aging, recent sales, order backlog, and demand forecasts. Based on these and other factors, we estimate on an individual product basis the net realizable value of our inventory. Net realizable value is determined as the forecast sales of the product less the estimated cost of disposal. We reduce the carrying value to estimated net realizable value if it is less than standard cost. While our estimates require us to make significant judgments and assumptions about future events, we believe our relationships with our customers, combined with our understanding of the markets we serve, provide us with the ability to make reliable estimates. If actual market conditions and resulting product sales were to be less favorable than our projections, additional inventory provisions may be required that could adversely affect our operating results.

       Stock-Based Compensation. We apply the intrinsic-value-based method of accounting for employee stock-based compensation as prescribed by Accounting Principles Board (APB) opinion No. 25, Accounting for Stock Issues to Employees, and related interpretations including Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 44, Accounting for Certain Transactions Involving Stock Compensation, and Interpretation of APB Opinion No. 25, to account for our fixed-plan stock options. Under this method, compensation expense is recorded only if the deemed fair value of the underlying stock exceeded the exercise price on the date of grant. Statement of Financial Accounting Standard (SFAS) No. 123 Accounting for Stock-Based Compensation and SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, an Amendment of FASB Statement No. 123, established accounting and disclosure requirements using the fair-value-based method of accounting for stock-based employee compensation plans. As permitted by existing accounting standards, we elected to continue to apply the intrinsic-value-based method of accounting described above, and has adopted only the disclosure requirements of SFAS No. 123, as amended.

       We granted stock options with exercise prices from $1.75 to $2.50 during the 12 months ended March 31, 2004. The fair value of common stock was determined contemporaneously with grants on a quarterly basis. The valuation was performed by a member of the management team. Management did not obtain a contemporaneous valuation by an unrelated party because historically the company had not achieved profitability and desired to preserve cash resources. In addition, management believed the valuation methodology employed provided a reasonable basis for estimating the fair value of common stock.

       In the absence of a public trading market for our common stock, we considered numerous objective and subjective factors in determining the fair value of common stock for the granting of stock options. These factors included: our financial and operating performance; our progress in achieving our business plan and performance targets; purchases and offers to purchase the company’s preferred stock; enterprise value to sales ratios of a peer group of publicly traded analog semiconductor companies; the liquidity of the common stock. Giving due consideration to these and other factors, we estimated the enterprise value of the company. The enterprise value of the Company was estimated using actual and forecast revenue of the Company, an estimated enterprise value to revenue ratio and an estimated liquidity discount. We applied the Current-Value Method to allocate the estimated enterprise value to different classes of equity. The Current-Value Method allocates enterprise value based on the liquidation preferences, participation rights and other economic rights of the preferred stockholders and common stockholders, and assumes the election by the preferred stockholders of the conversion rights which result in maximum returns. In April 2004, using the same methodology described above and in consideration of the improved results and future prospects for our business, we re-evaluated the fair value of our common stock for financial reporting purposes. As a result of this analysis, we determined that the fair value of our common stock increased from $1.75 to $3.66 per share during the twelve months ended March 31, 2004.

       From October 2003 through December 2003 and from January 2004 through March 2004, we granted options to purchase 98,100 and 1,114,500 shares of common stock, respectively, with exercise prices equal to the estimated fair value of the common stock determined by our board of directors based on the contemporaneous valuations prepared at the time. The revised estimate of fair value of common stock exceeded the exercise price of these options. As a result, we recorded deferred stock-based compensation of $0.8 million related to these grants during the three months ended March 31, 2004.

       We amortize deferred stock-based compensation on the graded vesting method over the vesting periods of the stock options, which is generally four years. The graded vesting method provides for vesting of portions of the overall awards at interim dates and results in accelerated vesting as compared to the straight-line method. Our stock-based compensation expense for stock options granted through March 31, 2004 was $0 in 2003 and will be $0.4 million in 2004, $0.2 million in 2005, $0.1 million in 2006 and $0.1 million in 2007.

       Pro forma information regarding net income (loss) and net income (loss) per share is required in order to show our net income (loss) as if we had accounted for employee stock options under the fair-value method of SFAS No. 123. This information is contained in Note (1) (m) to our consolidated financial statements. The fair value of options issued pursuant to our option plan at the grant date were estimated using the Black-Scholes option-pricing model.

       Accounting for Income Taxes. We account for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes. Under this method, we determine deferred tax assets and liabilities based upon the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. The tax consequences of most events recognized in the current year’s financial statements are included in determining income taxes currently payable. However, because tax laws and financial accounting standards differ in their recognition and measurement of assets, liabilities, equity, revenue, expenses, gains and losses, differences arise between the amount of taxable income and pretax financial income for a year and between the tax bases of assets or liabilities and their reported amounts in the financial statements. Because it is assumed that the reported amounts of assets and liabilities will be recovered and settled, respectively, a difference between the tax basis of an asset or a liability and its reported amount in the balance sheet will result in a taxable or a deductible amount in some future years when the related liabilities are settled or the reported amounts of the assets are recovered, hence giving rise to a deferred tax asset. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income or tax strategies and to the extent we believe it is more likely than not that our deferred tax assets will not be recovered, we must establish a valuation allowance. We established a full valuation allowance against our deferred tax assets for all periods since inception.

Results of Operations

       The following table sets forth our statements of operations as a percentage of net revenue for the periods indicated:

				Three
				Months
	Year Ended			Ended
	December 31,			March 31,

Percentage of Net Revenue:	2001	2002	2003	2003	2004

	(unaudited)
Net revenue	100%	100%	100%	100%	100%
Cost of revenue	118	73	58	61	48

Gross margin	(18)	27	42	39	52
Operating expenses:
Research and development	215	59	42	39	34
Selling, general and administrative	78	28	16	20	14
Stock-based compensation	—	—	—	—	1
Restructuring charge	—	—	1	—	—

Total operating expenses	293	87	59	59	49

(Loss) income from operations	(311)	(61)	(17)	(20)	3
Interest income, net	5	2	1	—	1

(Loss) income before income taxes	(306)	(59)	(16)	(20)	4
Income tax expense	—	—	—	—	—

Net (loss) income	(306)%	(59)%	(16)%	(20)%	4%

Comparison of Three Months Ended March 31, 2004 to Three Months Ended March 31, 2003

       Net Revenue. Net revenue was $7.6 million in the three months ended March 31, 2004 and $6.1 million in the three months ended March 31, 2003, an increase of 25%. Volume shipments increased 38% in the first quarter of 2004 as compared to the first quarter of 2003, primarily due to higher sales of storage and consumer devices using our products and the inclusion of our products in more storage and consumer device designs.

       For the three months ended March 31, 2004, we had no net revenue from Weikeng, an international distributor, compared to 49% of net revenue for the three months ended March 31, 2003. We began to reduce our activity with Weikeng in mid-2003 and terminated our relationship in October 2003. Our operations were not impacted as the affected customers either established direct relationships with us or began purchasing from our other distributors. As a result, our sales to two of these distributors increased such that each represented more than 10% of our net revenue for the three months ended March 31, 2004.

       Cost of Revenue and Gross Margin. Cost of revenue was $3.7 million for the three months ended March 31, 2003 and 2004. Gross margin was $4.0 million for the three months ended March 31, 2004 as compared to $2.3 million for the three months ended March 31, 2003, an increase of 74%. Gross margin as a percent of net revenue increased to 52% for the three months ended March 31, 2004 as compared to 39% for the three months ended March 31, 2003. The increase in gross margin was due primarily to changing sales mix resulting from a lower proportion of our first generation products, which had lower gross margins than our newer products. We expect our gross margins to fluctuate as we introduce new products, our sales mix changes and our selling prices and costs per unit change over time.

       Research and Development. Research and development expenses were $2.6 million for the three months ended March 31, 2004 as compared to $2.4 million for the three months ended March 31, 2003, an increase of 8%. The increase was associated with increased prototype development spending. We intend to invest a significant amount of resources into research and development activities in the near future and therefore expect these expenses to increase in absolute dollar amount and to fluctuate due to periodic additional expenditures for product prototypes and qualification while likely declining as a percentage of net revenue.

       Selling, General and Administrative. Selling, general and administrative expenses were $1.0 million for the three months ended March 31, 2004 as compared to $1.2 million for the three months ended March 31, 2003, a decrease of 17%. The decrease was associated with reduced operating expenses following our restructuring in June 2003 relating to a reduction in work force. We anticipate our general and administrative expenses to increase in absolute dollars as we hire additional sales and administrative personnel and incur additional costs associated with being a publicly traded company.

       Stock-based Compensation. Employee stock-based compensation expense was $0.1 million for the three months ended March 31, 2004 and $0 for the three months ended March 31, 2003. Options granted during the first quarter of 2004 were considered compensatory because the fair market value of our stock determined for financial reporting purposes was greater than the fair value determined by the board of directors on the date of grant of the options.

Comparison of Year Ended December 31, 2003 to Year Ended December 31, 2002

       Net Revenue. Net revenue was $25.1 million for 2003 and $15.7 million for 2002, an increase of 60%. Volume shipments increased 68% in 2003 as compared to 2002, primarily due to higher sales of computing devices using our products and the inclusion of our products in more computing device designs.

       Revenue from Weikeng was 28% of 2003 net revenue, down when compared to 62% of 2002 net revenue. We began to reduce our activity with Weikeng in mid-2003 and transitioned some of the affected customers to direct accounts while others began purchasing from other distributors.

       Cost of Revenue and Gross Margin. Cost of revenue was $14.5 million in 2003 as compared to $11.5 million in 2002. This increase was due primarily to increased unit sales, partially offset by declining costs per unit. Gross margin was $10.6 million in 2003 as compared to $4.2 million in 2002, an increase of 152%. Gross margin as a percent of net revenue increased to 42% in 2003 as compared to 27% in 2002. The increase in gross margin was due to changing sales mix resulting from a higher proportion of our second generation products which had higher gross margins than our older products.

       In 2002, additional costs were incurred in connection with a manufacturing defect at one of our foundries that caused lower manufacturing yields and increased customer returns. We worked together with the foundry to identify the root cause of the defect. It was determined that the defect was due to a manufacturing process and design interaction. In 2003, the foundry refined the process to resolve the issue and we do not expect any further impact related to this defect. We estimate that this defect increased cost of revenue by $0.2 million in 2002 and by an immaterial amount in 2003. We are not aware of any current claims, lawsuits or other contingencies relating to this defect.

       Research and Development. Research and development expenses were $10.5 million in 2003 as compared to $9.2 million in 2002, an increase of 14%. The increase was due primarily to personnel costs associated with increased headcount of $0.6 million and increased product development expense of $0.2 million.

       Selling, General and Administrative. Selling, general and administrative expenses were $4.1 million in 2003 as compared to $4.4 million in 2002, a decrease of 7%. The decrease was due primarily to reduced operating expenses following our restructuring in June 2003.

       Restructuring Charge. We had a restructuring charge of $0.1 million in 2003, comprised primarily of severance payments to employees. The restructuring charge was the result of a reduction in work force and represented 1% of operating expenses in 2003.

Comparison of Year Ended December 31, 2002 to Year Ended December 31, 2001

       Net Revenue. Net revenue was $15.7 million for 2002 and $4.4 million for 2001, an increase of 259%. Volume shipments increased 285% in 2002 as compared to 2001, primarily due to higher sales of computing devices using our products and the inclusion of our products in more computing device designs.

       Cost of Revenue and Gross Margin. Cost of revenue was $11.5 million in 2002 as compared to $5.1 million in 2001. The increase was due primarily to increased unit sales partially offset by declining costs per unit. Gross margin was $4.2 million in 2002 as compared to ($0.8) million in 2001. Gross margin as a percent of net revenue increased to 27% in 2002 as compared to (18%) in 2001. The increase in gross margin was due primarily to falling costs per unit from improved absorption of fixed costs associated with an increase in sales volumes.

       Research and Development. Research and development expenses were $9.2 million in 2002 as compared to $9.4 million in 2001, a decrease of 1%. The decrease was due primarily to lower depreciation expense, partially offset by higher personnel expenses associated with increased employee headcount.

       Selling, General and Administrative. Selling, general and administrative expenses were $4.4 million in 2002 as compared to $3.4 million in 2001, an increase of 30%. The increase was due primarily to higher personnel related expenses of $0.6 million.

Selected Quarterly Financial Information

       The following tables set forth our unaudited quarterly consolidated statements of operations for each of the five quarters ended March 31, 2004, as well as such data expressed as a percentage of revenue for the quarters presented. You should read the following table in conjunction with the consolidated financial statements and related notes contained elsewhere in this prospectus. Operating results for any quarter are not necessarily indicative of results for any future period.

	Three Months Ended

	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,
	2003	2003	2003	2003	2004

	(unaudited)

	(in thousands)
Net revenue	$6,069	$6,237	$6,308	$6,504	$7,615
Cost of revenue	3,720	4,021	3,365	3,437	3,658

Gross margin	2,349	2,216	2,943	3,067	3,957

Operating expenses:
Research and development	2,373	2,521	2,751	2,815	2,570
Selling, general and administrative	1,218	1,078	1,018	834	1,042
Stock-based compensation	—	—	—	—	99
Restructuring charge	—	142	—	—	—

Total operating expenses	3,591	3,741	3,769	3,649	3,711

(Loss) income from operations	(1,242)	(1,525)	(826)	(582)	246
Interest and other income	43	43	38	38	38
Interest and other expense	(1)	(5)	(4)	(4)	(2)

(Loss) income before income taxes	(1,200)	(1,487)	(792)	(548)	282
Income tax expense	—	—	—	—	13

Net (loss) income	$(1,200)	$(1,487)	$(792)	$(548)	$269

       The following table sets forth our historical results, for the periods indicated, as a percentage of net revenue.

	Three Months Ended

	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,
	2003	2003	2003	2003	2004

	(unaudited)
Net revenue	100%	100%	100%	100%	100%
Cost of revenue	61	64	53	53	48

Gross margin	39	36	47	47	52

Operating expenses:
Research and development	39	41	44	43	34
Selling, general and administrative	20	17	16	13	14
Stock-based compensation	—	—	—	—	1
Restructuring charge	—	2	—	—	—

Total operating expenses	59	60	60	56	49

(Loss) income from operations	(20)	(24)	(13)	(9)	3
Interest and other income	—	—	—	1	1
Interest and other expense	—	—	—	—	—

(Loss) income before income taxes	(20)	(24)	(13)	(8)	4
Income tax expense	—	—	—	—	—

Net (loss) income	(20)%	(24)%	(13)%	(8)%	4%

       Net Revenue. Net revenue increased every quarter as unit shipments increased. The increase in net revenue in the first quarter of 2004 was broadly distributed across our products and markets.

       Cost of Revenue and Gross Margin. Cost of revenue trended downward from the first quarter of 2003 to the third quarter as falling unit costs offset rising unit volumes. Beginning in the fourth quarter of 2003, cost of revenue increased with higher volumes and higher costs associated with the release and ramp to production of our third-generation products. Gross margin as a percent of net revenue generally increased over the period with some fluctuation quarter to quarter depending on unit and overhead costs. Gross margin percent principally improved due to a change in product mix, lower unit costs and improved absorption of overhead costs, offset by higher costs associated with the release and ramp to production of our third generation products. We expect our gross margins to fluctuate from quarter to quarter as we introduce new products, our sales mix changes and our selling prices and costs per unit change.

       Research and Development. Research and development expenses trended higher during the period, peaking in the third and fourth quarter of 2003 due primarily to increases in expenditures associated with the development of our third-generation products. We expect our research and development expenses to continue to fluctuate in absolute dollars from quarter to quarter due to our relatively long product design cycles punctuated by expenditures for prototypes and product qualification.

       Selling, General and Administrative. Selling, general and administrative expenses were consistent or decreased slightly through the last five quarters due to our cost control measures. The decrease in the fourth quarter of 2003 was related to a release of a previously accrued allowance of $0.1 million based on collection of a doubtful account.

       Our quarterly results have fluctuated in the past and are expected to continue to do so in the future. We believe that period-to-period comparisons of our net revenue and operating results are not necessarily meaningful and should not be relied upon as indications of future performance. If we fail to meet or exceed the expectations of securities analysts or investors, the trading price of our common stock could decline. Factors that may cause our revenue and operating results to fluctuate include those discussed in the section entitled “Risk Factors.”

Liquidity and Capital Resources

       Since our inception, we have financed our operations primarily through private sales of equity securities totaling $60.3 million. We have also funded operations with debt financing under our bank credit facility and with capital leases. Cash and cash equivalents as of March 31, 2004 were $10.2 million.

       Our operating activities used net cash in the amount of $13.5 million, $11.5 million and $2.3 million in 2001, 2002 and 2003, respectively. For the three months ended March 31, 2004, our operating activities provided net cash of $0.2 million. In 2001, net cash used in operations was primarily to fund our losses. In 2002, net cash used in operations resulted from our losses and increases in accounts receivable and inventory, partially offset by an increase in accounts payable, as a result of increased sales. In 2003, net cash used in operations resulted from our losses and decreases in accounts payable, partially offset by reductions in accounts receivable and inventory. As our sales increased in 2003, we made more efficient use of our working capital by maintaining lower levels of inventory and accounts receivable. During 2003, the lower levels were the results of efforts made by management to lower our days of inventory on hand and days of sales outstanding. Accounts payable decreased as a result of lower inventory levels. In the three months ended March 31, 2004, net cash generated by operations resulted primarily from our net income and an increase in accounts payable, partially offset by an increase in inventory and accounts receivable due to higher sales.

       Our investing activities generated net cash in the amount of $8.1 million in 2001 and used net cash in the amounts of $0.3 million, $0.4 million and $0.5 million in 2002, 2003 and the three months ended March 31, 2004, respectively. Cash generated from investing activities in 2001 was comprised primarily of proceeds from short-term investments offset by acquisitions of property and equipment. Cash used in investing activities in 2002, 2003 and the three months ended March 31, 2004, was primarily for the acquisition of property and equipment.

       Our financing activities provided $13.4 million, $5.3 million, $2.6 million and $0.4 million in 2001, 2002, 2003 and the three months ended March 31, 2004, respectively. Cash generated by financing activities was primarily driven by the issuance of preferred stock in 2001 and 2002 and by borrowings under our line of credit in 2003 and the three months ended March 31, 2004. Other financing activities included proceeds from the issuance of common stock in connection with employee exercises of stock options of $0.2 million, $0.1 million, $0.4 million and $0.2 million in 2001, 2002, 2003, and the three months ended March 31, 2004, respectively.

       In 2003, we used our bank line of credit to generate an additional $8.2 million of debt financing, of which $6.4 million was repaid. Our bank line of credit allows us to borrow based on eligible accounts receivable up to a maximum of $3.5 million, which can be increased to a maximum of $5.0 million at our option. As of March 31, 2004, $2.0 million was outstanding under the bank line of credit, and $0.5 million remained available based on eligible accounts receivable. We are required under the terms of the line of credit to remain in compliance with certain covenants, including maintaining minimum liquidity levels and operating results. We are currently in compliance with all covenants under the bank line of credit. Interest on borrowings under this line of credit accrues at the prime rate plus 0.5%. This line of credit expires on June 24, 2005.

       We believe our existing cash balances, bank credit facility and cash expected to be generated from operating activities will be sufficient to meet our working capital, capital expenditures and other cash needs for at least 12 months. Our future capital requirements will depend on many factors, including our level of net revenue, the timing and extent of spending to support product development efforts, the expansion of sales and marketing activities, the timing of introductions of new products, increased administrative costs of being a public company, the costs to ensure access to adequate manufacturing capacity and the continuing market acceptance of our products. We could be required, or could elect, to seek additional funding through public or private equity or debt financing and additional funds may not be available on terms acceptable to us or at all.

Contractual Obligations

       We depend entirely upon third party foundries to manufacture our silicon wafers. Due to lengthy foundry lead times, we must order these materials well in advance of required delivery dates, and we are obligated to pay for the materials in accordance with their payment terms, which typically require payment within three months.

       The following table sets forth our contractual obligations as of December 31, 2003 (in thousands):

	2004	2005	2006	2007	2008

Future minimum lease commitments	$446	$455	$446	$270	$—
Open inventory purchase commitments	1,073	—	—	—	—

	$1,519	$455	$446	$270	$—

       Open inventory purchase commitments are comprised of the estimated obligations for in-process silicon wafers. As of March 31, 2004, we had $1.5 million of open inventory purchase commitments.

Quantitative and Qualitative Disclosure Regarding Market Risk

       The primary objective of our investment activities is to preserve principal while maximizing income without significantly increasing risk. Some of the securities in which we invest may be subject to market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate. To minimize this risk in the future, we intend to maintain our portfolio of cash equivalents and short-term investments in a variety of securities, including commercial paper, money market funds, debt securities and certificates of deposit. The risk associated with fluctuating interest rates is limited to our investment portfolio and we do not believe that a 10% change in interest rates would have a significant impact on our interest income. As of March 31, 2004, all of our investments were held in money market accounts.

       Our exposure to market risk also relates to the increase or decrease in the amount of interest expense we must pay on our outstanding debt instruments, primarily certain borrowings under our bank line of credit. The advances under this line of credit bear a variable rate of interest based on the prime rate. The risk associated with fluctuating interest expense is limited to this debt instrument and we do not believe that a 10% change in the prime rate would have a significant impact on our interest expense.

BUSINESS

       We design, develop and market proprietary, high-performance analog and mixed-signal power management semiconductors for the computing, storage, networking and consumer markets. Our core products are integrated voltage regulator semiconductors and scalable voltage regulator semiconductor chipsets that transform, regulate, deliver and monitor the power consumed by digital semiconductors. Through our proprietary power system architecture and mixed-signal design techniques, we have integrated power, analog and digital circuits onto a single complementary metal oxide silicon, or CMOS, semiconductor, eliminating the need for a large number of discrete components required by conventional power management solutions. We sell our products primarily to original equipment manufacturers, or OEMs, original design manufacturers, or ODMs, contract equipment manufacturers, or CEMs, and power supply manufacturers, directly through our internal sales force or indirectly through distributors and outsourced suppliers. Our power management solutions are incorporated into products from leading system designers, including Accton Technology, Ambit Microsystems, CIENA, Cisco Systems, EMC, Ericsson, Gemtek, Global Sun Technology, Hewlett-Packard, Hitachi, IBM and NEC.

Industry Background

Analog and Mixed-Signal Semiconductor Market

       Semiconductor components are the building blocks of electronic systems. Semiconductors are generally classified as either “digital” or “analog.” Digital semiconductors, such as microprocessors, graphics processors, digital signal processors and memory, are used to process and store data in a binary format, using electrical signals to represent the binary digits, “1” and “0.” Analog semiconductors, such as voltage regulators and temperature sensors, monitor, regulate or transform physical properties, including voltage, current, temperature, pressure, weight, light, sound or speed, using electrical signals that have a continuous range of values. Electronic systems rely on analog semiconductors to provide the interface between digital semiconductors and the physical world. Mixed-signal semiconductors combine elements of both analog and digital semiconductors, but are generally classified as analog semiconductors because of their analog content.

       The market for analog and mixed-signal semiconductors differs from the digital semiconductor market in several significant respects. Digital semiconductors provide processing functions in electronic systems and are therefore often optimized for a particular application or market. Analog and mixed-signal semiconductors are often used in a wider variety of applications and markets where different users have unique requirements regarding performance specifications such as size, speed, accuracy and efficiency. As a result, the analog and mixed-signal semiconductor market is highly fragmented, providing smaller companies an opportunity to compete successfully against larger suppliers in certain market segments. Analog and mixed-signal semiconductors also generally have longer product life cycles than digital semiconductors. The market for digital semiconductors is usually characterized by rapid design cycles and fast production lead times. In addition, while digital semiconductors typically gain the performance benefit of leading-edge manufacturing process technologies, analog and mixed-signal semiconductor companies typically benefit from lower capital requirements through the use of more mature manufacturing process technologies. Analog and mixed-signal semiconductor design has traditionally been more dependent on individual design engineers who have the training and experience to design complex analog and mixed-signal semiconductors.

       Moore’s Law, which refers to the observation that the number of transistors per semiconductor doubles every 18 months, is facilitating the development of faster and more complex digital semiconductors at prices which allow their proliferation in a broad variety of electronic systems. As digital semiconductors become more advanced, the analog and mixed-signal semiconductors that interface with them must also operate with greater speed, accuracy and efficiency. These factors, coupled with growth in the electronic equipment markets, are driving growth in the analog and mixed-signal semiconductor market. According to Gartner Dataquest, a market research firm, the market for general-purpose analog and mixed-signal semiconductors is expected to grow from $10.2 billion in 2003 to $17.6 billion in 2007.

Power Management Semiconductor Market

       Every digital semiconductor requires power to operate. This power is delivered by one or more analog semiconductors known as power management semiconductors. These power management semiconductors transform, regulate and monitor power throughout electronic systems. Advances in digital semiconductors require power management solutions with higher performance, measured by greater speed, accuracy and efficiency. In addition, the demand for smaller electronic devices is driving the need for power management solutions that deliver increased performance but are smaller in size. At the same time, the increased complexity of electronic systems is causing electronic system designers to adopt a new system architecture, known as a distributed power architecture. This architecture requires a larger number of power management semiconductors to meet the varied power requirements throughout the system. We believe these trends exist across multiple electronic equipment markets and are driving demand for greater quantities of more sophisticated power management solutions. As a result, power management is projected to be one of the fastest growing segments of the analog and mixed-signal semiconductor market. According to Gartner Dataquest, the power management semiconductor market is expected to grow from $3.6 billion in 2003 to $6.8 billion in 2007, a compound annual growth rate of 17.4%.

       Conventional power management semiconductors are increasingly unable to meet the challenging power requirements of advanced digital semiconductors given various constraints, such as cost and size, imposed by today’s systems. As Moore’s Law suggests, the size of each transistor is decreasing as the number of transistors per semiconductor continues to increase. Smaller transistors require lower operating voltages that must be delivered with greater accuracy. At the same time, semiconductors are operating at faster speeds to achieve higher performance levels. More transistors and higher speeds require higher current and a more dynamic power supply. This means new power management solutions must be capable of supporting lower voltages with improved accuracy, higher currents and faster dynamic response.

       Today, high-performance computing, storage and networking systems use advanced digital semiconductors with greater processing power and therefore require more sophisticated power management solutions. However, with advances in manufacturing process technology, more advanced digital semiconductors can be offered at lower prices and, therefore, are being used in a wider variety of higher-volume applications, such as consumer electronic devices that incorporate audio, image, video and data processing, and wireless communication capabilities. As a result, a broader variety of electronic equipment will require new power management solutions.

Challenges Associated With Conventional Power Management Solutions

       Electronic system designers using conventional power management solutions increasingly face the following challenges:

•	Need for Smaller Form Factors. Many electronic systems, including computing, storage, networking and consumer electronic devices, are shrinking in size while increasing in performance and functionality. These conflicting trends create challenges that are difficult to overcome with conventional power management solutions. Conventional solutions typically consist of many large discrete components, such as controllers, power transistors, drivers, inductors and capacitors, that occupy substantial space. The more demanding power requirements imposed by advances in digital semiconductors can only be accommodated by adding more discrete components, which increases system size. At the same time, increasing use of distributed power architectures drives the need for more power management components in a particular electronic system. As a result, system designers are often unable to create products with the desired size and performance using conventional power management solutions.

•	Requirement for Higher Performance. Designers of electronic systems using advanced digital semiconductors require new power management solutions that can support higher currents and lower voltages with greater speed, accuracy and efficiency. Conventional power management solutions are often unable to respond quickly enough to the real-time, dynamic power requirements of advanced digital semiconductors while maintaining the necessary voltage accuracy. Furthermore, conventional solutions would consume more power and dissipate more heat if operated at the speeds required by advanced digital semiconductors, making the overall electronic system less power efficient. As a result, conventional power management solutions are increasingly unable to satisfy the system designers’ speed, accuracy and efficiency requirements.

•	Need for Complete System-Level Solutions. Electronic system designers are looking for complete system-level power management solutions that decrease time to market and can be leveraged across various system designs. Conventional power management solutions require many components from different vendors and significant design time for each specific application. The need for system-level power management solutions is compounded by the introduction of distributed power architectures, which require a greater number of power management functions and separate designs. As a result, system designers face an increasingly complex and costly design cycle.

•	Need for Scalable Solutions. Electronic systems are typically based on scalable platforms that are designed to provide for future performance upgrades as more advanced digital semiconductors become available. However, as successive generations of digital semiconductors are introduced, their power requirements often change significantly. Conventional power management solutions are typically not scalable and often require redesign as digital semiconductors are upgraded or initial over-design to meet the most demanding anticipated power requirements over the life of the platform, either of which can substantially increase the complexity, time and cost of system design.

•	Need for System Management. As electronic systems become more complex, system designers increasingly seek system management functionality. As a result, new requirements are emerging for power management solutions that offer increased system-level monitoring and control capabilities. System designers desire power management solutions that can report vital power supply characteristics such as voltage, current, temperature and efficiency. They also want greater control over power system configuration and operation. Implementing these functions with conventional power management solutions requires a large number of external components, adding to the size, cost and power dissipation of the system.

       Electronic system designers are seeking new power management solutions that address these and other challenges.

Our Solution

       We design, develop and market proprietary, high-performance analog and mixed-signal power management semiconductors. Our core products are integrated voltage regulator semiconductors and scalable voltage regulator semiconductor chipsets that are used to transform, regulate, deliver and monitor the power consumed by digital semiconductors, such as microprocessors, graphics processors, digital signal processors and memory. Through our proprietary power system architecture and mixed-signal design techniques, we have integrated power, analog and digital circuits onto a single CMOS semiconductor, thereby eliminating the need for a large number of discrete components included in conventional power management solutions. We have initially targeted the high-performance computing, storage and networking markets where power management requirements are particularly challenging. From our first generation of products to our third, we have significantly reduced system cost and size, while enhancing performance and features, thus enabling us to expand our presence in our existing markets and to address the needs of more cost-sensitive, higher-volume markets.

       The benefits of our solution to our customers include:

•	Small Form Factor. Our power management solutions take up considerably less space than conventional power management solutions while offering increased performance and functionality. Our proprietary system architecture integrates the functions of controllers, power transistors and drivers found in conventional solutions, and significantly reduces the quantity and size of the remaining external components, such as inductors and capacitors. Our customers are able to use our solutions to design systems that meet their challenging size and performance goals.

•	High Performance. Our power management solutions are designed to meet or exceed the demanding power requirements of advanced digital semiconductors. Our products operate at much higher speeds than conventional power management solutions without excessive power dissipation. Our products also measure and control voltages and currents, and are generally more precise than conventional solutions. Our high-performance power management solutions enable our customers to design the most advanced electronic systems.

•	Complete System-Level Solutions. Our highly-integrated products, extensive reference designs and system-level applications expertise enable our customers to incorporate our solutions into electronic systems quickly and easily. Because we integrate most of the power management solution onto our semiconductors, our customers’ design effort is substantially reduced compared with that of conventional power management solutions. In addition, we offer customers an extensive set of reference designs to expedite the design process and minimize risk. We also support our customers with our experienced team of applications engineers who have extensive power management system design expertise. Our system-level solutions offer time-to-market advantages for our customers and enable them to leverage our solutions across various system designs.

•	Scalability. Our solutions are scalable and do not require system redesign as digital semiconductors are upgraded or initial over-design to meet the most demanding anticipated power requirements over the life of the electronic system platform. For example, many of our integrated voltage regulators share common package footprints which allows electronic system designers to leverage a single design to support the changing power requirements of successive generations of advanced digital semiconductors. To support even larger increases in power requirements, our voltage regulator chipsets can be scaled by simply adding one or more of our semiconductors to the chipset without additional design effort. As a result, our solutions reduce the complexity, time and cost of system design for our customers.

•	System Management. Our solutions provide system-level monitoring and control capabilities that can be used during the design process and in real-time operation without external components. Our products measure and report vital power system information accurately because we integrate measurement and control functions together with power delivery circuitry on the same semiconductor. We enable our customers to obtain this information and control our products to manage power in order to optimize system performance and reliability.

       While we believe that we compete favorably in the markets we serve, we face a variety of challenges. In particular, many of our competitors have longer operating histories, greater name recognition, more diversified product offerings and greater resources than we do. In order to continue to grow our business, we must continue to provide superior customer support, expand our product offerings and attract and retain qualified engineers.

Our Strategy

       We intend to become the leading provider of high-performance, highly-integrated analog and mixed-signal power management solutions in the computing, storage, networking and consumer markets by continuing to pursue the following strategies:

•	Extend Our Technology. We intend to continue to develop leading-edge power management technology by enhancing our proprietary power system architecture and advancing our analog and mixed-signal and system-level design capabilities. We are selling three generations of many of our products and are developing our fourth generation, which we expect to be available for commercial production in 2004. We expect to leverage the expertise we have gained from four generations of product development to introduce new products that integrate more functionality, have enhanced features and capabilities, and reduce the system cost and size. We will continue to invest in research and development in areas such as architecture, process and packaging to meet the future power management requirements of electronic system designers. We have established a separate, dedicated group within our research and development organization that maintains a forward-looking focus on new product architectures and future technologies. We also intend to build upon our base of intellectual property, including applying for additional patents.

•	Expand Our Presence in Our Existing Markets and Enter into New Markets. We intend to continue providing power management solutions in our current and new markets where power management is critical. In 2003, most of our net revenue was derived from the sale of our products in the high-performance computing, storage and networking markets, where advances in digital semiconductor performance are creating significant challenges for conventional power management solutions. We intend to continue expanding our focus to apply our power management capabilities to higher-volume applications across multiple markets such as desktop and notebook computers, digital cameras, graphics cards, hard disk drives, mobile phones, optical drives, printers, wireless local area network cards and wireless personal digital assistants.

•	Focus on Industry-Leading Customers. We intend to continue focusing on developing strategic customers in key vertical markets. We offer these customers leading-edge technology and the opportunity to collaborate with us on product roadmaps. We dedicate engineering and applications development resources to our customers to ensure their success with our products and to provide high quality and responsive service. This strategy also allows us to gain better insight into market needs and helps us develop products that can be implemented across a vertical market.

•	Build Relationships with Leading Developers of Advanced Digital Semiconductors. We intend to continue building relationships with leading developers of advanced digital semiconductors that are driving demand for new power management solutions. We work closely with these developers to create reference designs that facilitate the rapid adoption of our solutions.

•	Design Products on Standard CMOS Processes. We intend to continue to base our integrated mixed-signal power management semiconductors on cost-effective, mature standard CMOS process technologies readily available at a number of semiconductor foundries worldwide.

•	Expand Our Engineering Team. We intend to continue to attract and retain qualified engineers with experience in the design of analog and mixed-signal semiconductors and expertise in power system and applications engineering. We believe this will accelerate the introduction of new products and help us to more rapidly expand our position in existing and new markets.

Our Products and Markets

       We design, develop and market proprietary, high-performance analog and mixed-signal power management semiconductors for the computing, storage, networking and consumer markets. Applications in these markets include data networking equipment, desktop and notebook computers, digital cameras, enterprise storage equipment, graphics cards, hard disk drives, mobile phones, optical drives, printers, servers, telecommunications equipment, wireless local area network, or LAN, cards, wireless personal digital assistants, or PDAs, and workstations.

       Our core products are integrated voltage regulator semiconductors and scalable voltage regulator semiconductor chipsets that are used to transform, regulate, deliver and monitor the power consumed by digital semiconductors, such as microprocessors, graphics processors, digital signal processors and memory. Our products integrate multiple power, analog and digital functions that are generally performed by numerous discrete components in conventional solutions to maximize performance and minimize size. The demand for our products depends on many factors, including downturns in the semiconductor industry, our ability to introduce new products in a timely manner, the introduction of competing products, our pricing strategies and the pricing strategies of our competitors or a decline in demand for the electronic systems into which our products are incorporated.

       We have two families of integrated voltage regulator semiconductors, VT100 and VT200, and one family of scalable voltage regulator semiconductor chipsets, VT1000. We have developed over 20 products across our three major product families. We classify our product families by specifications such as input voltage and output voltage, both measured in Volts, and maximum current, measured in Amperes, or Amps. We continually develop new products and new generations and versions of our existing products to improve product performance and features while reducing system cost and size. We are selling three generations of many of our products and are developing our fourth generation.

       The following table lists our product families, product family descriptions, representative applications and system designers that use our products. These system designers purchase our products directly through our internal sales force or indirectly from distributors and outsourced suppliers. Distributors and outsourced suppliers generally identify the system designers for which they are purchasing our products.

Product		Representative	System Designers
Family	Description	Applications	that Use Our Products

VT100	• Integrated voltage regulator semiconductors • Input voltages ranging from 2.7 Volts to 5.5 Volts • Output voltages down to 1.2 Volts • Output currents up to 1.3 Amps	• Data networking equipment • Enterprise storage equipment • Telecommunications equipment • Wireless LAN cards • Wireless PDAs	• Accton • ALPS Electric • Ambit • CIENA • D-Link • Gemtek • Global Sun • HTC

VT200	• Integrated voltage regulator semiconductors • Input voltages of 3.3 Volts, 5 Volts and 12 Volts • Output voltages down to 0.7 Volts • Output currents up to 18 Amps	• Data networking equipment • Desktop and notebook computers • Enterprise storage equipment • Graphics cards • Servers • Telecommunications equipment	• Ambit • Cisco • EMC • Ericsson • Hewlett-Packard • Hitachi • Infortrend • Juniper Networks

VT1000	• Voltage regulator semiconductor chipsets • Input voltages of 5 Volts and 12 Volts • Output voltages down to 0.5 Volts • Scalable output currents up to hundreds of Amps	• Data networking equipment • Desktop and notebook computers • Enterprise storage equipment • Servers • Telecommunications equipment • Workstations	• Cisco • EMC • Hewlett-Packard • Hitachi • IBM • Intel • NEC • Stratus Technologies

Customers, Sales and Marketing

       The electronics manufacturing industry is complex and disaggregated, with many electronic system designers relying upon distributors and outsourced suppliers to provide procurement, manufacturing, design and other supply chain related services within the industry. We sell our products primarily to original equipment manufacturers, or OEMs, original design manufacturers, or ODMs, contract equipment manufacturers, or CEMs, and power supply manufacturers. Electronic system designers incorporate our products in a number of different electronic systems. Our power management solutions are incorporated into products from leading system designers, including Accton Technology, Ambit Microsystems, CIENA, Cisco Systems, EMC, Ericsson, Gemtek, Global Sun Technology, Hewlett-Packard, Hitachi, IBM and NEC. These system designers obtain our products directly from us, or indirectly through distributors and outsourced suppliers. Outsourced suppliers are ODMs, CEMs and power supply manufacturers that manufacture for system designers to which we market our products.

       As a result, our sales are concentrated in a small number of distributors and outsourced suppliers. In 2003, Weikeng, IBM, Solectron and Sabre accounted for 28%, 21%, 19% and 10% of our net revenue, respectively. Of these customers, IBM is an OEM, Solectron is a CEM and Metatech and Weikeng are distributors. In October 2003, we terminated our relationship with Weikeng and established direct relationships with certain of the affected customers while others began purchasing from our other distributors.

       We typically sell directly through our internal sales force to customers in North America, and indirectly through distributors and outsourced suppliers in other locations, though we do sell directly to some of our largest customers in Asia and Europe. In 2001, 2002 and 2003, international sales comprised 90%, 90% and 87%, respectively, of our net revenue.

       Our products are generally incorporated into a customer’s product early in the design phase. Once our products have been designed to perform a specific power management function in our customer’s system, we are the sole source supplier for that function. Our applications engineers provide technical support and assistance to customers in designing, testing and qualifying systems that incorporate our products. While our competitors typically sell individual power management components, we engage in close customer interaction to enable a system level sales process. We believe that our system-level design capabilities and our application engineers differentiate us from our competition.

Manufacturing, Assembly and Test

       We design and develop our proprietary products and utilize third-party foundries and assembly and test subcontractors to manufacture, assemble and test these products. By outsourcing our manufacturing, we believe that we are able to reduce our capital requirements, lower our fixed costs, and focus our resources on the design, development and marketing of our products. In addition, we benefit from our suppliers’ manufacturing expertise and from the flexibility to select those vendors that we believe offer the best capability and value.

       Our mixed-signal power management semiconductors are manufactured using widely-available, mature, standard CMOS process technologies. This enables us to produce cost-effective products and allows us to source our semiconductors from multiple foundries. Our principal foundries are Taiwan Semiconductor Manufacturing Corporation in Taiwan, Chartered Semiconductor Manufacturing Corporation in Singapore and Samsung Electronics in South Korea.

       Following fabrication, our production silicon wafers are shipped to our subcontractors where they are assembled into packages and electronically tested. We have multiple sources for assembly and test of our products. We currently use Amkor in South Korea and the Philippines, Advanced Semiconductor Engineering in Taiwan and ST Assembly Test Services in Singapore.

       We have designed and implemented a structured product development process, which is consistent with ISO 9001 specifications, and a quality management system to provide the framework for quality, reliability and manufacturability of our products. To ensure consistent product quality, reliability and yield, we closely monitor the production cycle by reviewing electrical, parametric and manufacturing process data from our foundries and assembly and test subcontractors.

       We believe we have the resources in place and sufficient manufacturing capacity at our subcontractors through our multiple sources of silicon wafer fabrication, assembly and test to support demand in excess of our anticipated production requirements.

Research and Development

       Our research and development efforts are focused on maintaining our technical position by continually enhancing our proprietary power system architecture and expanding our mixed-signal and system-level design capabilities. We also intend to further advance our CMOS wafer fabrication process expertise and enhance our packaging technologies. Through these efforts, we seek to introduce new products to address new market opportunities, to further reduce our design and manufacturing cost and to continue to improve the cost effectiveness, size and performance of our solutions. We introduced our first generation of products in 1999 and are now shipping our third, developing our fourth, and specifying our fifth generation of products. Since our first generation of products, we have significantly reduced system cost and size, while enhancing performance and features, thus enabling us to address the needs of more cost-sensitive, higher-volume markets.

       We have assembled a team of highly skilled engineers who have expertise in analog and mixed-signal design, power system design, process engineering and package engineering to collaborate on research and development efforts. We have also established a separate, dedicated group within our research and development organization that maintains forward-looking focus on new product architectures and future technologies. They work closely with our customers, partners and suppliers to align technology roadmaps and conduct extensive research to enhance our future products.

       In 2001, 2002 and 2003, we spent $9.4 million, $9.2 million and $10.5 million, respectively, on research and development efforts. We intend to invest a significant amount of resources into research and development activities in the future, and expect to fund the cost of these activities from current cash balances and funds generated from operations.

Intellectual Property

       We rely primarily on our patents, trade secret laws, contractual provisions, licenses, copyrights, trademarks and other proprietary rights to protect our intellectual property. As of March 31, 2004, we had 27 patents granted and 13 patents pending in the United States. These patents have expiration dates ranging from December 2017 to March 2022. In addition, we are currently pursuing additional patent applications. We cannot guarantee that our pending patent applications will be approved, that any issued patents will protect our intellectual property or will not be challenged by third parties, or that the patents of others will not have an adverse effect on our ability to do business.

       Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or obtain and use information that we regard as proprietary. Competitors may also recruit our employees who have access to our proprietary technologies. We cannot assure you that the measures we have implemented to prevent misappropriation or infringement of our intellectual property will be successful.

       In the future, we may receive communications from third parties alleging infringement of patents, trade secrets or other intellectual property rights. Any lawsuits resulting from such allegations could subject us to significant liability for damages and invalidate our proprietary rights. We are not currently aware of any third parties intending to pursue claims relating to intellectual property infringement against us.

Competition

       The markets for semiconductors generally, and power management semiconductors in particular, are intensely competitive. Increased competition may result in price pressure, reduced profitability and loss of market share, any of which could seriously harm our business, revenue and operating results. Our ability to compete effectively and to expand our business will depend on a number of factors, including:

•	our ability to continue to recruit and retain engineering talent;

•	our ability to introduce new products in a timely manner;

•	the pricing of components used in competing solutions;

•	the pace at which our customers incorporate our products into their systems;

•	availability of foundry, assembly and test capacity;

•	protection of our products by effective utilization of intellectual property laws; and

•	general economic conditions.

       We consider our primary competitors to include Analog Devices, International Rectifier, Intersil, Linear Technology, Maxim Integrated Products, Semtech and Texas Instruments. In addition, we compete with a number of other companies, some of which may become significant competitors. We may also face competition from new and emerging companies that may enter our existing or future markets. Many of our competitors and potential competitors have longer operating histories, greater name recognition, complementary product offerings, a larger customer base, longer relationships with customers and distributors, and significantly greater financial, sales, marketing, manufacturing, distribution, technical and other resources than we do. We believe we compete favorably on the basis of higher performance, higher integration, better price for performance, system-level design expertise, and ease of use for our customers through the scalability of our products and applications engineering support.

Employees

       As of March 31, 2004, we had 102 full-time employees. There were 69 employees in research and development, 15 in sales, marketing and field services, 11 in general, administrative and finance, and seven in operations support. We believe we have good relations with our employees.

Facilities

       Our principal offices and primary research and development, operations management and Western U.S. sales office occupy approximately 20,000 square feet in Fremont, California, under a lease that expires in 2007. Our regional headquarters in Asia, research and development, operations management and sales office, occupy approximately 5,000 square feet in Singapore under a lease that expires in 2006. We also lease properties in New Hampshire and Taiwan for use as sales and applications support offices. We may change the size and location of our facilities from time to time based on business requirements. We do not own any manufacturing facilities and we contract to third parties the production and distribution of our products. We believe our space is adequate for our current needs and that additional or substitute space will be available to accommodate foreseeable expansion of our operations.

Legal Proceedings

       From time to time we may be subject to legal proceedings and claims in the ordinary course of business. As of the date of this prospectus, we are not involved in any legal proceedings.

MANAGEMENT

Directors and Executive Officers

       The following table sets forth certain information with respect to our executive officers and directors as of May 17, 2004:

Name	Age	Position

Jeffrey Staszak	51	President, Chief Executive Officer and Director
Greg Hildebrand	34	Vice President of Finance and Chief Financial Officer, Treasurer and Secretary
William Numann	47	Vice President of Marketing
Anthony Stratakos	33	Vice President of Advanced Research and Development, Chief Technology Officer and Director
Craig Teuscher	37	Vice President of Sales and Applications Engineering and Director
Daniel Wark	48	Vice President of Operations
Alan King(1)	69	Chairman of the Board
Chris Branscum(2)(3)	55	Director
Mel Friedman(1)	65	Director
Christopher Paisley(2)(3)	51	Director
Edward Ross(1)(3)	62	Director
Edward Winn(2)	65	Director

(1)	Member of the nominating and corporate governance committee.

(2)	Member of the audit committee.

(3)	Member of the compensation committee.

       Jeffrey Staszak joined Volterra as our President and Chief Operating Officer in March 1999, and has been our Chief Executive Officer since August 2000 and a member of our board of directors since April 2000. Prior to joining Volterra, Mr. Staszak was Senior Vice President in the Storage Products Group of Texas Instruments Inc., a semiconductor company, from July 1996 to March 1999. From May 1993 to July 1996, Mr. Staszak served as Senior Vice President and General Manager of the Storage Products Division of Silicon Systems, Inc., a semiconductor company then affiliated with TDK Corporation. Mr. Staszak holds a B.S. in Industrial Technology from the University of Wisconsin — Stout and an M.B.A. from Pepperdine University.

       Greg Hildebrand co-founded Volterra and has been our Treasurer since August 1996, our corporate Secretary since December 1998, and our Vice President of Finance and Chief Financial Officer since April 2004. From August 1996 to April 2004, Mr. Hildebrand held various positions at Volterra, most recently as our Director of Finance. Mr. Hildebrand holds a B.A. in Philosophy and Economics and an M.B.A. from the University of California at Berkeley.

       William Numann joined Volterra as our Vice President of Marketing in November 2000. Prior to joining Volterra, Mr. Numann was Vice President of Standard Products of Supertex, Inc., a semiconductor company, from October 1997 to October 2000. From June 1985 to September 1997, Mr. Numann served as Product Marketing and Applications Director at Siliconix, Inc., a semiconductor company. Mr. Numann holds a B.S.E.E. and an M.B.A. from Rennselear Polytechnic Institute.

       Anthony Stratakos co-founded Volterra and has been our Vice President of Advanced Research and Development and Chief Technology Officer since October 1997 and a member of our board of directors since September 1996. From August 1996 to October 1997, Dr. Stratakos led our product development efforts. Dr. Stratakos holds a B.S.E.E. and an M.S.E.E. from Johns Hopkins University and a Ph.D. in electrical engineering from the University of California at Berkeley.

       Craig Teuscher co-founded Volterra and has been our Vice President of Sales and Applications Engineering since January 2003 and a member of our board of directors since September 1996. From July 1998 to January 2003, Dr. Teuscher served as our Director of Applications Engineering. Dr. Teuscher holds a B.S.E.E. from Princeton University and an M.S.E.E. and Ph.D. in electrical engineering from the University of California at Berkeley.

       Daniel Wark joined Volterra as our Vice President of Operations in September 2000. Prior to joining Volterra, Mr. Wark was Vice President, Operations of Pericom Semiconductor Corporation, a semiconductor company, from April 1996 to September 2000. From May 1983 to December 1995, Mr. Wark held various positions at Linear Technology Corporation, a semiconductor company, most recently as Director of Corporate Services. Other positions that Mr. Wark held at Linear included Managing Director of its Singapore subsidiary, Linear Technology Pte. Ltd., and Production Control Manager. Mr. Wark holds a B.S. in Business Administration from San Jose State University.

       Alan King has been our Chairman of the Board since October 1997 and a member of our board of directors since November 1996. Mr. King served as our Chief Executive Officer from November 1996 to August 2000. From September 1991 to November 1994, Mr. King served as President and Chief Executive Officer of Silicon Systems, Inc., a semiconductor company then affiliated with TDK Corporation. From September 1986 to September 1991, Mr. King served as President and Chief Executive Officer of Precision Monolithics, Inc., a semiconductor company. Mr. King holds a B.S. in Engineering from the University of Washington.

       Chris Branscum has been a member of our board of directors since November 1996. Since May 2004, Mr. Branscum has served as Chairman of the Board of Wavestream Corporation, an electronics company, where he has also served as Chief Executive Officer and a director since May 2003. Since October 1996, Mr. Branscum has served as Managing Director of Hallador Venture Partners LLC and since June 1990 he has served as General Partner of Hallador Venture Partners, both of which are venture capital firms. From January 1990 to October 2002, Mr. Branscum was a director of Repeater Technologies, Inc., a wireless network equipment company, where he also served as Chief Executive Officer from December 2000 to September 2002 and as President from December 2000 to October 2002, when that company filed for voluntary bankruptcy protection. Mr. Branscum served as a director of Endgate Corporation (now Endwave Corporation), a radio frequency subsystem company, from March 1992 to May 2000, as a director of SureWest Communications, a communications products and services company, from January 1999 to March 2004, and as a director of California Dental Association Holding Company, Inc., a provider of insurance and insurance-related services, from April 1999 to December 2003. Mr. Branscum holds a B.S. in Business Administration from California State University, Sacramento and a J.D. from the University of Pacific, McGeorge School of Law.

       Mel Friedman has been a member of our board of directors since May 2004. From July 2002 to October 2003, Mr. Friedman served as a consultant to Sun Microsystems, Inc., a network computing company. Mr. Friedman retired as Senior Vice President of Customer Advocacy at Sun Microsystems in July 2002 after serving in that position since July 2000. From April 1989 to June 2000, Mr. Friedman served in several other roles for Sun Microsystems, including President of its Microelectronics Division, Vice President of Worldwide Operations for its Systems Operation, Vice President of West Coast Operations and Vice President of Supply Management. Mr. Friedman currently serves on the board of directors of Blue Martini Software, Inc., a software company, and Electroglas, Inc., a semiconductor equipment company. He holds a B.S.M.E. from City College of New York and has completed masters courses in Industrial Management at the Massachusetts Institute of Technology.

       Christopher Paisley has been a member of our board of directors since April 2000. Since January 2001, Mr. Paisley has served as the Dean’s Executive Professor of Accounting and Finance at the Leavey School of Business at Santa Clara University. Mr. Paisley retired from his position as Senior Vice President of Finance and Chief Financial Officer of 3Com Corporation, a networking products company, in May 2000 after having served as an officer at 3Com since September 1985. Mr. Paisley currently serves on the boards of directors of Riverstone Networks, Inc. and Brocade Communications Systems, Inc., each a networking company, and Silicon Image, Inc., a semiconductor company. Mr. Paisley holds a B.A. in Economics from the University of California at Santa Barbara and an M.B.A. from the University of California at Los Angeles.

       Edward Ross has been a member of our board of directors since May 2004. Since March 2000, he has been the President and Chief Executive Officer of TSMC North America, the U.S. subsidiary of Taiwan Semiconductor Manufacturing Company Ltd., a semiconductor manufacturer. From July 1998 to March 2000, Dr. Ross was Senior Vice President of the Professional Services Group at Synopsys, Inc., a semiconductor design software company. From September 1995 to July 1998, he served as President of Technology and Manufacturing at Cirrus Logic, Inc., a semiconductor manufacturer. Dr. Ross is a member of the board of directors of RAE Systems, Inc., a manufacturer of scientific instruments, and California Micro Devices Corporation, a semiconductor company. Dr. Ross holds a B.S.E.E. from Drexel University and an M.S.E.E., M.A. and Ph.D. from Princeton University.

       Edward Winn has been a member of our board of directors since April 2004. From March 1992 to January 2000, Mr. Winn served in various capacities at TriQuint Semiconductor, Inc., a semiconductor company, most recently as Executive Vice President, Finance and Administration and Chief Financial Officer. From 1985 to 1992, Mr. Winn served in various capacities at Avantek, Inc., a microwave component and subsystem company, most recently as Product Group Vice President. Mr. Winn serves as a member of the board of directors of Omnivision Technologies, Inc., a semiconductor company, NASSDA Corporation, a semiconductor design software company, and Endwave Corporation, a radio frequency subsystem company. Mr. Winn received a B.S. in Physics from Rensselaer Polytechnic Institute and an M.B.A. from Harvard Business School.

Board Composition

       Upon the completion of this offering we will have an authorized board of directors comprised of nine members. In accordance with the terms of our amended and restated certificate of incorporation and bylaws, the board of directors will be divided into three classes, Class I, Class II and Class III, with each class serving staggered three-year terms. The members of the classes will be as follows:

•	Class I, whose term will expire at the annual meeting of the stockholders to be held in 2005, will be comprised of Chris Branscum, Edward Ross and Anthony Stratakos;

•	Class II, whose term will expire at the annual meeting of the stockholders to be held in 2006, will be comprised of Mel Friedman, Christopher Paisley and Craig Teuscher; and

•	Class III, whose term will expire at the annual meeting of stockholders to be held in 2007, will be comprised of Alan King, Jeffrey Staszak and Edward Winn.

       Our directors may be removed only for cause by the affirmative vote of the holders of a majority of our voting stock.

       Our amended and restated certificate of incorporation provides that the authorized number of directors may be changed only by resolution of the board of directors. This classification of the board of directors may have the effect of delaying or preventing changes in the control or management of Volterra.

Board Committees

       Our board of directors has the authority to appoint committees to perform certain management and administrative functions. The board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. Our existing committees meet the applicable composition and functioning requirements under the current requirements of the Sarbanes-Oxley Act of 2002, the Nasdaq National Market and Securities and Exchange Commission rules and regulations. We intend to comply with future requirements to the extent they become applicable to Volterra.

Audit Committee

       Our audit committee currently consists of Christopher Paisley as chairperson, Chris Branscum and Edward Winn. Mr. Paisley is an audit committee financial expert as currently defined under applicable Securities and Exchange Commission rules. The functions of our audit committee include:

•	evaluating the performance of our independent auditors, assessing their qualifications and independence, and determining and approving their engagements;

•	reviewing our annual financial statements, discussing with management and our independent auditors the results of our annual audit, and discussing with management and our independent auditors the results of the auditors’ review of our quarterly financial statements;

•	reviewing with management and our independent auditors significant issues that arise regarding accounting principles and financial statement presentation;

•	reviewing and discussing with management and our independent auditors, as appropriate, our guidelines and policies with respect to risk assessment and risk management;

•	reviewing with our independent auditors any significant difficulties with our annual audit or any restrictions on the scope of their activities or access to required records, data and information, significant disagreements with management and management’s response, if any;

•	reviewing with our independent auditors and management any conflicts or disagreements between management and our independent auditors regarding financial reporting or accounting practices or policies and resolving any such conflicts regarding financial reporting;

•	conferring with our independent auditors and management regarding the scope, adequacy and effectiveness of our internal financial reporting controls; and

•	reviewing and approving related-party transactions and reviewing other issues arising under our Code of Conduct or similar policies.

Compensation Committee

       Our compensation committee currently consists of Edward Ross as chairperson, Chris Branscum and Christopher Paisley. The functions of our compensation committee include:

•	reviewing and approving the compensation of our chief executive officer;

•	reviewing and approving the compensation policies, plans and programs for our executive officers and other senior management, as well as our overall compensation plans and structure;

•	recommending to our board of directors the compensation for our independent directors; and

•	administering our stock plans and employee benefit plans.

Nominating and Corporate Governance Committee

       Our nominating and corporate governance committee currently consists of Alan King as chairperson, Mel Friedman and Edward Ross. The functions of our nominating and corporate governance committee include:

•	establishing criteria for board membership and reviewing and recommending nominees for election as directors;

•	considering board nominations and proposals submitted by our stockholders;

•	assessing the performance of our board of directors and the independence of directors; and

•	developing our corporate governance principles.

Compensation Committee Interlocks and Insider Participation

       During the fiscal year ended December 31, 2003, our compensation committee consisted of Chris Branscum, Kevin Compton and Christopher Paisley. In October 2001, January 2002 and April 2003, we sold an aggregate of 5,326,500 shares of our Series E convertible preferred stock at a price of $4.00 per share in a private financing. The investors in this financing included Kleiner Perkins Caufield & Byers VIII, L.P. and KPCB VIII Founders Fund, L.P., which purchased an aggregate of 725,000 shares, and Hallador Venture Fund II, LP and Hallador Venture Fund III, LP, which purchased an aggregate of 62,500 shares. Mr. Compton is a general partner of KPCB VIII Associates, L.P., which is the general partner of Kleiner Perkins Caufield & Byers VIII, L.P. and KPCB VIII Founders Fund, L.P. Mr. Branscum is a general partner of Hallador Venture Partners, the general partner of Hallador Venture Fund II, LP; and a Managing Director of Hallador Venture Partners LLC, the general partner of Hallador Venture Fund III, LP.

       We and the preferred stockholders described above have entered into an agreement pursuant to which these and other preferred stockholders, including Mr. Branscum, as well as certain warrantholders, have registration rights with respect to their shares of common stock following this offering. For a further description of this agreement, see “Description of Capital Stock — Registration Rights.”

       Our amended and restated certificate of incorporation and bylaws contain provisions providing for indemnification of, and limiting the liability of, our directors. In addition, we have entered into separate indemnification agreements with Messrs. Branscum and Compton and intend to do so with Mr. Paisley. See “Limitations on Directors’ Liability and Indemnification Agreements.”

       None of our executive officers serve as members of the board of directors or compensation committee of any entity that has one or more executive officers who serve on our board of directors or compensation committee. To our knowledge, no such interlocking relationship has existed in the past.

Director Compensation

       In the past, we have not provided cash compensation to any director for his or her service as a director. Following the completion of this offering, we intend to provide cash compensation to each non-employee director at a rate of $15,000 per year for serving on our board of directors, an additional $5,000 per year for serving on any committee of our board of directors, an additional $2,500 per year for serving on our audit committee, an additional $5,000 per year for serving as chairperson of our audit committee and an additional $2,500 per year for serving as chairperson of any other committee of our board of directors. In addition, we will reimburse our non-employee directors for all reasonable expenses incurred in attending meetings of the board of directors and its committees.

       Our 2004 Non-Employee Directors’ Stock Option Plan, which will become effective on the first day that our common stock is publicly traded, provides for the automatic grant of options to purchase shares of common stock to our non-employee directors. Under our 1996 Stock Option Plan, we have granted to Christopher Paisley options to purchase an aggregate of 95,000 shares at a weighted average exercise price of $2.16 per share, to Edward Winn options to purchase an aggregate of 50,000 shares at a weighted average exercise price of $2.87 per share and to each of Mel Friedman and Edward Ross an option to purchase 50,000 shares at an exercise price of $4.33 per share. Following the completion of this offering, each individual who first becomes a non-employee director after this offering will receive an initial option grant to purchase 50,000 shares of common stock, and each non-employee director will receive an annual option grant to purchase 12,500 shares of common stock starting at the annual meeting of stockholders to be held in 2005. These automatic grants will vest as follows: 1/4th of the shares subject to the grant will vest one year after the date of grant and 1/16th of the shares will vest quarterly thereafter over three years, subject in each case to the recipient’s continued service as a director. Please refer to the section entitled “Benefit Plans — 2004 Non-Employee Directors’ Stock Option Plan” below for a further description of our 2004 Non-Employee Directors’ Stock Option Plan.

Executive Compensation

       The following table shows the compensation awarded or paid to, or earned by, our chief executive officer and our four other most highly compensated executive officers for the year ended December 31, 2003, whose total annual salary and bonus exceeded $100,000. We refer to these executive officers in this prospectus as our “named executive officers.”

Summary Compensation Table

			Long-Term
			Compensation
			Awards
	Annual
	Compensation		Securities	All Other
			Underlying	Compensation
Name and Principal Position	Salary($)	Bonus($)	Options(#)	($)(1)

Jeffrey Staszak	207,385	—	—	690
President and Chief Executive Officer
David Anderson(2)	186,760	—	—	1,290
Vice President of Engineering
William Numann	157,980	—	—	448
Vice President of Marketing
Anthony Stratakos	133,394	—	—	208
Vice President of Advanced Research and Development and Chief Technology Officer
Daniel Wark	145,575	—	—	423
Vice President of Operations

(1)	Represents term life insurance premiums paid by Volterra.

(2)	Mr. Anderson’s employment with us terminated in April 2004.

Stock Option Grants in 2003

       We have granted and will continue to grant options to our executive officers and employees under our benefit plans. The exercise price per share of each option granted was equal to or exceeded the fair market value of the underlying common stock as determined by our board of directors on the date of the grant. We have never granted any stock appreciation rights. No stock options were granted to our named executive officers during the year ended December 31, 2003.

Aggregated Option Exercises in 2003 and 2003 Year-End Option Values

       The following table sets forth option exercises during 2003 and the number of shares of common stock subject to vested and unvested stock options held as of December 31, 2003 by each of our named executive officers. Because there was no public market for our common stock as of December 31, 2003, amounts described in the following table under the headings “Value Realized”

and “Value of Unexercised In-the-Money Options at December 31, 2003” are determined by multiplying the number of shares issued or issuable upon exercise of the option by the difference between an assumed initial public offering price of $          per share, which is the mid-point of the range listed on the cover of this prospectus, and the per share option exercise price.

			Number of Securities
			Underlying		Value of Unexercised
			Unexercised Options at		In-the-Money Options at
	Shares		December 31, 2003		December 31, 2003
	Acquired on	Value
Name	Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

Jeffrey Staszak	—	—	895,500	372,500	$	$
David Anderson	223,125	$	76,875	—			—
William Numann	—	—	95,500	80,750
Anthony Stratakos	—	—	658,750	91,250
Daniel Wark	—	—	144,500	85,500

Employment Agreements

       Each of our named executive officers and current executive officers has signed an offer letter. These offer letters provide that the officer is an at-will employee and provide for salary and other customary benefits and terms. The offer letters signed by David Anderson, William Numann and Daniel Wark also provide for stock option grants.

Change of Control Provisions

       All options to purchase common stock issued to our named executive officers may be subject to accelerated vesting upon a change of control as described in the “Benefit Plans — 2004 Equity Incentive Plan” section below.

Benefit Plans

2004 Equity Incentive Plan

       Our board of directors adopted our 2004 Equity Incentive Plan in May 2004 and our stockholders approved the 2004 Equity Incentive Plan in June 2004. The 2004 Equity Incentive Plan is an amendment and restatement of our 1996 Stock Option Plan. The 2004 Equity Incentive Plan, as an amendment and restatement of our 1996 Stock Option Plan, will become effective on the first day that our common stock is publicly traded. Options granted under the 1996 Stock Option Plan prior to its amendment and restatement will continue to be subject to the terms and conditions as set forth in the agreements evidencing such options and the terms of the 1996 Stock Option Plan. The key terms of the 1996 Stock Option Plan are substantially the same as those of the 2004 Equity Incentive Plan, except as noted otherwise. The 2004 Equity Incentive Plan will terminate on May 6, 2014, unless sooner terminated by the board of directors. The 2004 Equity Incentive Plan provides for the grant of incentive stock options, as defined under Section 422 of the Internal Revenue Code, nonstatutory stock options, stock purchase awards, stock bonus awards, stock appreciation rights, stock unit awards and other forms of equity compensation, which may be granted to employees, including officers, and consultants of ours and our subsidiaries and our directors. The 1996 Stock Option Plan provides only for the award of incentive and nonstatutory stock options.

       Share Reserve. No more than 16,967,500 shares of common stock may be issued under the 2004 Equity Incentive Plan, which amount will be increased annually on December 31st of each year, from 2004 until 2013, by 5% of the number of fully-diluted shares of common stock outstanding on such date; provided, however, that the board of directors has the authority to designate a smaller number of shares by which the authorized number of shares of common stock will be increased on such dates. Of this aggregate number, no more than 16,967,500 shares of common stock may be issued pursuant to incentive stock options under the 2004 Equity Incentive Plan. As of March 31,

2004, options covering an aggregate of 7,560,410 shares of common stock were outstanding under the 1996 Stock Option Plan (such options being subject to the terms of the 1996 Stock Option Plan prior to its amendment and restatement) and 229,201 shares of common stock were available for future grants under the 1996 Stock Option Plan. In April 2004, we increased the number of shares of common stock that may be issued under the 1996 Stock Option Plan by 1,900,000 shares. In addition, effective on the first day that our common stock is publicly traded, 3,500,000 additional shares of common stock will be available for future grants under the 2004 Equity Incentive Plan.

       The following types of shares issued under the 2004 Equity Incentive Plan may again become available for the grant of new awards under the 2004 Equity Incentive Plan: stock that is forfeited to or repurchased by us prior to becoming fully vested; shares withheld for taxes; shares used to pay the exercise price of an option in a net exercise; and shares tendered to us to pay the exercise price of an option. In addition, shares subject to stock options that have expired or otherwise terminated without having been exercised in full may again become available for the grant of new awards under the 2004 Equity Incentive Plan. Shares issued under the 2004 Equity Incentive Plan may be previously unissued shares or reacquired shares bought on the market or otherwise.

       Administration. Our board of directors has delegated its authority to administer the 2004 Equity Incentive Plan to our compensation committee. Subject to the terms of the 2004 Equity Incentive Plan, our board of directors or its authorized committee, referred to as the plan administrator, determines recipients, grant dates, the numbers and types of equity awards to be granted and the terms and conditions of the equity awards, including the period of their exercisability and vesting. Subject to the limitations set forth below, the plan administrator will also determine the exercise price of options granted, the purchase price under stock purchase awards and, if applicable, stock units and the strike price for stock appreciation rights.

       Stock Options. Incentive and nonstatutory stock options are granted pursuant to incentive and nonstatutory stock option agreements. The plan administrator determines the exercise price for a stock option, within the terms and conditions of the 2004 Equity Incentive Plan and applicable law, provided that the exercise price of an incentive stock option cannot be less than 100% of the fair market value of our common stock on the date of grant and the exercise price of a nonstatutory stock option cannot be less than 50% of the fair market value of our common stock on the date of grant. Nonstatutory stock options granted under the 1996 Stock Option Plan prior to its amendment and restatement cannot be less than 85% of the fair market value of our common stock on the date of grant. Options granted under the 2004 Equity Incentive Plan vest at the rate specified by the plan administrator.

       Generally, the plan administrator determines the term of stock options granted under the 2004 Equity Incentive Plan, up to a term of ten years (except in the case of certain incentive stock options, as described below). Unless the terms of an optionee’s stock option agreement provides otherwise, if an optionee’s service relationship with us, or any affiliate of ours, ceases due to disability or death (or an optionee dies within a certain period following termination of service) or upon a change in control, the optionee, or his or her beneficiary, may exercise any vested options up to 12 months in the event of disability, or 18 months in the event of death, after the date such service relationship ends or the date of death, as applicable. If an optionee’s relationship with us, or any affiliate of ours, ceases upon or within 12 months following a specified change in control transaction, the optionee may exercise any vested options up to 12 months following the date such service relationship ends. If an optionee’s relationship with us, or any affiliate of ours, ceases for any reason other than disability or death or upon a change in control, the optionee may exercise any vested options up to three months from cessation of service, unless the terms of the stock option agreement provide for earlier or later termination. In no event, however, may an option be exercised beyond the expiration of its term. For options granted under the 1996 Stock Option Plan prior to its amendment and restatement, options are exercisable as set forth above, except that such options do not provide for a 12-month exercise period in the event of a termination occurring upon or within 12 months following a change in control.

       Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include cash, common stock previously owned by the optionee, a deferred payment arrangement, a broker-assisted cashless exercise, a net exercise of the option and other legal consideration approved by the plan administrator.

       Generally, an optionee may not transfer a stock option other than by will or the laws of descent and distribution unless the stock option agreement provides otherwise. However, an optionee may designate a beneficiary who may exercise the option following the optionee’s death.

       Tax Limitations on Incentive Stock Option Grants. Incentive stock options may be granted only to our employees. The aggregate fair market value, determined at the time of grant, of shares of our common stock with respect to incentive stock options that are exercisable for the first time by an optionee during any calendar year under all of our stock plans may not exceed $100,000. No incentive stock option may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless the following conditions are satisfied: (i) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant; and (ii) the term of the incentive stock option does not exceed five years from the date of grant.

       Stock Purchase Awards. Stock purchase awards are granted pursuant to stock purchase award agreements. The purchase price for stock purchase awards must be at least the par value of the stock. The purchase price for a stock purchase award may be payable in cash, a deferred payment arrangement, the recipient’s past services performed for us, or any other form of legal consideration. Shares of common stock acquired under a stock purchase award may, but need not, be subject to a share repurchase option in our favor in accordance with a vesting schedule to be determined by the plan administrator. Rights to acquire shares under a stock purchase award may be transferred only upon such terms and conditions as set by the plan administrator.

       Stock Bonus Awards. Stock bonus awards are granted pursuant to stock bonus award agreements. A stock bonus award may be granted in consideration for the recipient’s past services performed for us or our affiliates. Shares of common stock acquired under a stock bonus award may, but need not, be subject to forfeiture to us in accordance with a vesting schedule to be determined by the plan administrator. Rights to acquire shares under a stock bonus award may be transferred only upon such terms and conditions as set by the plan administrator.

       Stock Appreciation Rights. Stock appreciation rights are granted pursuant to stock appreciation rights agreements. The plan administrator determines the strike price for a stock appreciation right. Upon the exercise of a stock appreciation right, we will pay the participant an amount equal to the product of (a) the difference between the per share fair market value of the common stock on the date of exercise over the exercise price, multiplied by (b) the number of shares of common stock with respect to which the stock appreciation right is exercised. A stock appreciation right granted under the 2004 Equity Incentive Plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator.

       The plan administrator determines the term of stock appreciation rights granted under the 2004 Equity Incentive Plan. If an awardee’s service relationship with us, or any affiliate of ours, ceases, then the awardee, or his or her beneficiary, may exercise any vested stock appreciation right for three months (or such longer or shorter period specified in the stock appreciation right agreement) after the date such service relationship ends. In no event, however, may an option be exercised beyond the expiration of its term.

       Stock Unit Awards. Stock unit awards are granted pursuant to stock unit award agreements. A stock unit award may require the payment of at least the par value of the stock. Payment of any purchase price may be made in any form permitted under applicable law; however, we will settle a payment due to a recipient of a stock unit award by cash or by delivery of shares of common stock, or a combination of these two methods as deemed appropriate by the plan administrator, or in any other form of consideration determined by the plan administrator and set forth in the stock unit award agreement. Additionally, dividend equivalents may be credited in respect to shares covered by a stock unit award. Rights to acquire shares or other payment under a stock unit award agreement may not be transferred other than by will or by the laws of descent and distribution. Except as otherwise provided in the applicable award agreement, stock units that have not vested will be forfeited upon the participant’s termination of continuous service for any reason.

       Other Equity Awards. The plan administrator may grant other awards based in whole or in part by reference to our common stock. The plan administrator will set the number of shares under the award, the purchase price, if any, the timing of exercise and vesting and any repurchase rights associated with such awards. Unless otherwise specifically provided for in the award agreement, such awards may not be transferred other than by will or by the laws of descent and distribution.

       Changes to Capital Structure. In the event that there is a specified type of change in the capital structure of Volterra, such as a stock split, the number of shares reserved under the 2004 Equity Incentive Plan and the number of shares and exercise price or strike price, if applicable, of all outstanding awards will be appropriately adjusted.

       Changes in Control. In the event of specified corporate transactions, all outstanding options and stock appreciation rights under the 2004 Equity Incentive Plan may be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute such awards, then (i) with respect to any such options and stock appreciation rights that are held by participants then performing services for us or our affiliates, the vesting and exercisability provisions of such options and stock appreciation rights will be accelerated in full and such options and stock appreciation rights will be terminated if not exercised prior to the effective date of the corporate transaction, and (ii) all other outstanding options and stock appreciation rights will be terminated if not exercised prior to the effective date of the corporate transaction. Other forms of equity awards such as stock purchase awards may have their repurchase or forfeiture rights assigned to the surviving or acquiring entity (or its parent company). If such repurchase or forfeiture rights are not assigned, then such equity awards will become fully vested. Following specified change in control transactions, the vesting and exercisability of specified equity awards generally will be accelerated only if the awardee’s award agreement so specifies.

2004 Non-Employee Directors’ Stock Option Plan

       Our board of directors adopted our 2004 Non-Employee Directors’ Stock Option Plan in May 2004 and our stockholders approved the 2004 Non-Employee Directors’ Stock Option Plan in June 2004. The 2004 Non-Employee Directors’ Stock Option Plan will become effective on the first day that our common stock is publicly traded. The 2004 Non-Employee Directors’ Stock Option Plan provides for the automatic grant of nonstatutory stock options to purchase shares of common stock to our non-employee directors.

       Share Reserve. The aggregate number of shares of common stock that may be issued pursuant to options granted under the 2004 Non-Employee Directors’ Stock Option Plan is 250,000 shares, which amount will be increased annually on December 31st of each year, from 2004 until 2013, by the number of shares of common stock subject to options granted during that calendar year. However, the board of directors has the authority to designate a smaller number of shares by which the authorized number of shares of common stock will be increased on such dates. If any option expires or terminates for any reason, in whole or in part, without having been exercised in full, the shares of common stock not acquired under such option will revert to and again become available for issuance under the 2004 Non-Employee Directors’ Stock Option Plan. As of the date hereof, no shares of common stock have been issued under the 2004 Non-Employee Directors’ Stock Option Plan.

       Administration. Our board of directors will administer the 2004 Non-Employee Directors’ Stock Option Plan. The exercise price of the options granted under the 2004 Non-Employee Directors’ Stock Option Plan will be equal to the fair market value of the common stock on the date of grant. No option granted under the 2004 Non-Employee Directors’ Stock Option Plan may be exercised after the expiration of ten years from the date it was granted. Options granted under the 2004 Non-Employee Directors’ Stock Option Plan are generally not transferable other than by will or by the laws of descent and distribution and are exercisable during the life of the optionee only by the optionee. However, an option may be transferred for no consideration upon written consent of the board of directors if (i) at the time of transfer, a Form S-8 registration statement under the Securities Act is available for the issuance of shares upon the exercise of such transferred option or (ii) the transfer is to the optionee’s employer or its affiliate at the time of transfer.

       An optionee whose service relationship with us or any of our affiliates, whether as a non-employee director or subsequently as an employee, director or consultant of ours or an affiliate, ceases for any reason, may exercise vested options for the term provided in the option agreement, that term being three months generally, or 12 months in the event of disability, 18 months in the event of death (or if an optionee dies within the three-month period following termination of service), or 12 months in the event an optionee terminates service with us or an affiliate upon or within 12 months following a specified change in control transaction.

       Automatic Grants. Pursuant to the terms of the 2004 Non-Employee Directors’ Stock Option Plan, any individual who first becomes a non-employee director after this offering will automatically be granted an initial grant of 50,000 shares of common stock upon election or appointment to the board of directors. Initial grants vest as follows: 1/4th of the shares subject to the grant will vest one year after the date of grant and 1/16th of the shares will vest quarterly thereafter over three years. Any person who is a non-employee director on the date of an annual meeting of our stockholders, commencing with the annual meeting in 2005, will automatically be granted an option to purchase 12,500 shares of common stock on such date; provided, however, that if an individual has not served as a non-employee director for the entire period since the prior annual meeting, the number of shares subject to such non-employee director’s annual grant will be reduced pro rata for each quarter during which such person did not serve as a non-employee director. Annual grants will vest as follows: 1/4th of the shares subject to the grant will vest one year after the date of grant and 1/16th of the shares will vest quarterly thereafter over three years.

       Changes to Capital Structure. In the event that there is a specified type of change in our capital structure, such as a stock split, the number of shares reserved under the 2004 Non-Employee Directors’ Stock Option Plan and the number of shares and exercise price of all outstanding nonstatutory stock options will be appropriately adjusted.

       Changes in Control. In the event of specified corporate transactions, all outstanding options under the 2004 Non-Employee Directors’ Stock Option Plan may be assumed, continued or substituted by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute such options, then (i) with respect to any such options held by optionees then performing services for us or our affiliates, the vesting and exercisability of such options will be accelerated in full and such options will be terminated if not exercised prior to the effective date of such corporate transaction and (ii) all other outstanding options will be terminated if not exercised prior to the effective date of the corporate transaction. In the event of specified changes in control, the vesting and exercisability of outstanding options under the 2004 Non-Employee Directors’ Stock Option Plan granted to non-employee directors whose service has not terminated prior to such change in control, other than as a condition of such change in control, will be accelerated in full.

2004 Employee Stock Purchase Plan

       Our board of directors adopted our 2004 Employee Stock Purchase Plan in May 2004 and our stockholders approved the 2004 Employee Stock Purchase Plan in June 2004. The 2004 Employee Stock Purchase Plan will become effective as determined by the board of directors.

       Share Reserve. The 2004 Employee Stock Purchase Plan authorizes the issuance of 900,000 shares of common stock pursuant to purchase rights granted to our employees or to employees of any of our designated affiliates, which amount will be increased on December 31st of each year, from 2004 until 2013, by the lesser of 2,000,000 shares of common stock or 1.75% of the fully-diluted number of shares of common stock outstanding on that date. However, the board of directors has the authority to designate a smaller number of shares by which the authorized number of shares of common stock will be increased on each date. The 2004 Employee Stock Purchase Plan is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Internal Revenue Code. As of the date hereof, no shares of common stock have been purchased under the 2004 Employee Stock Purchase Plan.

       Administration. Our board of directors has delegated its authority to administer the 2004 Employee Stock Purchase Plan to our compensation committee. The 2004 Employee Stock Purchase Plan provides a means by which employees may purchase our common stock. The 2004 Employee Stock Purchase Plan is implemented by offerings of rights to eligible employees. Under the 2004 Employee Stock Purchase Plan, we may specify offerings with a duration of not more than 27 months, and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of common stock will be purchased for employees participating in the offering. If we specify in the applicable offering documents, an offering may be cancelled under certain circumstances, including adverse changes in accounting rules.

       Unless otherwise determined by the board of directors, common stock will be purchased for accounts of employees participating in the 2004 Employee Stock Purchase Plan at a price per share equal to the lower of: (i) 85% of the fair market value of a share of our common stock on the first date of an offering; or (ii) 85% of the fair market value of a share of our common stock on the date of purchase. Generally, all regular employees, including executive officers, employed by us or by any of our affiliates may participate in the 2004 Employee Stock Purchase Plan and may contribute, normally through payroll deductions, up to 20% of their earnings for the purchase of common stock under the 2004 Employee Stock Purchase Plan.

       Limitations. Employees may have to satisfy one or more of the following service requirements before he or she may participate in the plan, as determined by our board of directors: (i) customarily employed for more than 20 hours per week, (ii) customarily employed for more than five months per calendar year, or (iii) continuous employment with us or one of our affiliates for a period of time not to exceed two years. Eligible employees may be granted rights only if the rights, together with any other rights granted under the 2004 Employee Stock Purchase Plan, do not permit such employee’s rights to purchase our stock to accrue at a rate that exceeds $25,000 of the fair market value of such stock for each calendar year in which such rights are outstanding. No employee will be eligible for the grant of any rights under the 2004 Employee Stock Purchase Plan if immediately after such rights are granted, such employee has voting power over 5% or more of our outstanding capital stock measured by vote or value.

       Changes to Capital Structure. In the event that there is a specified type of change in the capital structure of Volterra, such as a stock split, the number of shares reserved under the 2004 Employee Stock Purchase Plan and the number of shares and purchase price of all outstanding purchase rights will be appropriately adjusted.

       Changes in Control. In the event of specified corporate transactions, any then-outstanding rights to purchase our stock under the 2004 Employee Stock Purchase Plan will be assumed, continued or substituted for by the surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute rights, then the participants’ accumulated contributions will be used to purchase shares of our common stock within ten days prior to such corporate transaction and such purchase rights will terminate immediately thereafter.

Limitations on Directors’ Liability and Indemnification Agreements

       As permitted by Delaware law, we have adopted provisions in our certificate of incorporation that limit or eliminate the personal liability of directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, a director exercise an informed business judgment based on all material information reasonably available to him or her. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases or redemptions or payments of dividends; or

•	any transaction from which the director derived an improper personal benefit.

       These limitations of liability do not limit or eliminate our rights or any stockholder’s rights to seek non-monetary relief, such as injunctive relief or rescission. These provisions will not alter a director’s liability under federal securities laws.

       As permitted by Delaware law, our bylaws also provide that:

•	we will indemnify our directors and executive officers, subject to certain exceptions, and may indemnify our other officers, employees and agents, to the fullest extent permitted by law;

•	subject to certain exceptions, we will advance expenses to our directors and executive officers in connection with a legal proceeding to the fullest extent permitted by law; and

•	the rights provided in our bylaws are not exclusive.

       We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of the person’s actions in connection with his or her services to us, regardless of whether Delaware law permits indemnification for such liability.

       In addition to the indemnification provided for in our bylaws, prior to the closing of this offering, we intend to enter, and we intend to continue thereafter to enter, into separate indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements may require us, among other things, to indemnify our directors and executive officers for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of his service as a director, officer, employee or other agent of Volterra or any of our subsidiaries or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers. There is no pending litigation or proceeding involving any of our directors or executive officers for which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Stock Option Exercise

       In January 2001, William Numann, one of our executive officers, purchased 38,750 shares of common stock upon the exercise of an option at a per share exercise price of $1.60 and an aggregate exercise price of $62,000.

Preferred Stock Issuances

       In October 2001, January 2002 and April 2003, we sold an aggregate of 5,326,500 shares of our Series E convertible preferred stock at a price of $4.00 per share in a private financing.

       The investors in this financing included the following director and holders of more than 5% of our securities who, or the affiliates of whom, invested in excess of $60,000:

	Shares of Series E
	Preferred(1)

Director
Chris Branscum	62,500	(2)
5% Stockholders
Entities affiliated with Kleiner Perkins Caufield & Byers	725,000	(3)
Entities affiliated with INVESCO Private Capital, Inc.	462,500	(4)
Morgenthaler Venture Partners V, L.P.	250,000
Entities affiliated with Integral Capital Partners	200,000	(5)

(1)	Each outstanding share of Series E convertible preferred stock will automatically convert into one share of our common stock immediately upon the closing of this offering.

(2)	Consists of 31,250 shares issued to each of Hallador Venture Fund II, LP and Hallador Venture Fund III, LP. Mr. Branscum, one of our directors, is a general partner of Hallador Venture Partners, the general partner of Hallador Venture Fund II, LP; and a Managing Director of Hallador Venture Partners LLC, the general partner of Hallador Venture Fund III, LP.

(3)	Consists of 685,270 shares issued to Kleiner Perkins Caufield & Byers VIII, L.P. and 39,730 shares issued to KPCB VIII Founders Fund, L.P.

(4)	Consists of 269,544 shares issued to Citiventure 96 Partnership, L.P., 113,498 shares issued to Chancellor Private Capital Offshore Partners II, L.P., 68,913 shares issued to Chancellor Private Capital Partners III, L.P. and 10,545 shares issued to Chancellor Private Capital Offshore Partners I, C.V.

(5)	Consists of 198,994 shares issued to Integral Capital Partners IV, L.P. and 1,006 shares issued to Integral Capital Partners IV MS Side Fund, L.P.

       Additionally, we have entered into the following agreements with certain of our executive officers, directors and holders of more than 5% of our voting securities:

Investor Rights Agreement

       We and the preferred stockholders described above have entered into an agreement pursuant to which these and other preferred stockholders, as well as certain warrantholders, will have registration rights with respect to their shares of common stock following this offering. For a further description of this agreement, see “Description of Capital Stock — Registration Rights.” Such other preferred stockholders include Chris Branscum and Edward Ross, two of our directors; KPCB Information Sciences Zaibatsu Fund II, L.P., which holds, with Kleiner Perkins Caufield & Byers VIII,

L.P. and KPCB VIII Founders Fund, L.P., in the aggregate more than 5% of our securities; and King Trust of 1986, of which Alan King, our Chairman of the Board, is a co-trustee.

Employment Agreements

       We have entered into offer letters with our executive officers. For more information regarding these agreements, see “Management — Employment Agreements.”

Certain Business Relationships

       Edward Ross, a member of our board of directors, currently serves as President and Chief Executive Officer of TSMC North America, the U.S. subsidiary of Taiwan Semiconductor Manufacturing Company, Ltd., or TSMC. TSMC is one of our principal semiconductor foundries. In 2001, 2002 and 2003, we made payments to TSMC in the amounts of $1.5 million, $3.4 million and $5.9 million, respectively. We believe that our transactions with TSMC were on terms no less favorable than could be obtained from other semiconductor foundries.

Loans to Officers

       In July 1999, we received a secured promissory note in the principal amount of $600,000 from Anthony Stratakos, one of our directors and officers. The principal amount, plus interest in the amount of $195,905, was to become due on July 30, 2004. Dr. Stratakos granted us an option to purchase at any time on or prior to June 30, 2004, up to 319,000 shares of common stock at a price of $2.495 per share payable either in cash or by offset of indebtedness. In April 2004, we exercised this call option by offset of indebtedness and as a result no amount remains outstanding under the note.

       In July 1999, we received a secured promissory note in the principal amount of $197,500 from Craig Teuscher, one of our directors and officers. The principal amount, plus interest in the amount of $64,475, was to become due on July 30, 2004. Dr. Teuscher granted us an option to purchase at any time on or prior to June 30, 2004, up to 105,000 shares of common stock at a price of $2.495 per share payable either in cash or by offset of indebtedness. In April 2004, we exercised this call option by offset of indebtedness and as a result no amount remains outstanding under the note.

Director and Officer Indemnification

       Our amended and restated certificate of incorporation and bylaws contain provisions providing for indemnification of, and limiting the liability of, our directors. In addition, prior to the closing of this offering, we intend to enter, and we intend to continue thereafter to enter, into separate indemnification agreements with each of our directors and executive officers. See “Limitations on Directors’ Liability and Indemnification Agreements.”

PRINCIPAL STOCKHOLDERS

       The following table sets forth information regarding the beneficial ownership of our common stock as of April 30, 2004, by the following individuals or groups:

•	each person or entity who we know beneficially owns more than 5% of our outstanding stock;

•	each of the named executive officers;

•	each of our directors; and

•	all directors and executive officers as a group.

       Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or will become exercisable within 60 days after April 30, 2004, are deemed outstanding, while the shares are not deemed outstanding for purposes of computing percentage ownership of any other person. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock held by them.

       Applicable percentage ownership in the following table is based on 36,722,057 shares of common stock outstanding as of April 30, 2004 and                      shares of common stock outstanding immediately following the completion of this offering, each as adjusted to reflect the conversion of all outstanding shares of preferred stock into common stock upon the closing of this offering. The numbers shown in the table below assume no exercise by the underwriters of their over-allotment option. The address for each of the directors and executive officers in the table below is c/o Volterra Semiconductor Corporation, 3839 Spinnaker Court, Fremont, CA 94538.

Principal Stockholders Table

		Percentage of
		Shares
		Outstanding
	Number of Shares
	Beneficially	Before	After
Name	Owned	Offering	Offering

5% Stockholders:
Entities affiliated with Kleiner Perkins Caufield & Byers(1)	7,674,646	20.9%	%
Entities affiliated with INVESCO Private Capital, Inc.(2)	3,622,075	9.9
Morgenthaler Venture Partners V, L.P(3)	2,750,000	7.5
Entities affiliated with Integral Capital Partners(4)	2,070,070	5.6
Directors and Executive Officers:
Jeffrey Staszak(5)	1,305,000	3.5
David Anderson(6)	223,125	*
William Numann(7)	159,625	*
Anthony Stratakos(8)	2,764,500	7.4
Daniel Wark(9)	172,250	*
Alan King(10)	1,850,000	5.0
Chris Branscum(11)	1,812,055	4.9
Mel Friedman(12)	—	—	—
Christopher Paisley(13)	43,125	*
Edward Ross(14)	12,500	*
Craig Teuscher(15)	1,017,250	2.8
Edward Winn(16)	—	—	—
All directors and executive officers as a group (12 persons)(17)	10,500,680	27.0

*	Represents beneficial ownership of less than 1%.

(1)	Consists of 7,102,181 shares held by Kleiner Perkins Caufield & Byers VIII, L.P., 161,241 shares held by KPCB Information Sciences Zaibatsu Fund II, L.P., and 411,224 shares held by KPCB VIII Founders Fund, L.P. KPCB VIII Associates, L.P. (KPCB VIII) is the general partner of Kleiner Perkins Caufield & Byers VIII, L.P. and KPCB VIII Founders Fund, L.P., and KPCB VII Associates, L.P. (KPCB VII) is the general partner of KPCB Information Sciences Zaibatsu Fund II, L.P. Brook H. Byers, Kevin R. Compton, L. John Doerr, William R. Hearst III, Vinod Khosla, Joseph S. Lacob and Douglas Mackenzie are general partners of KPCB VII and KPCB VIII and have shared voting and investment authority over these shares. James P. Lally, Floyd Kvamme and Bernard J. Lacroute are general partners of KPCB VII and have shared voting and investment authority over the shares held by KPCB Information Sciences Zaibatsu Fund II, L.P. These individuals disclaim beneficial ownership of these shares except to the extent of their pecuniary interest therein. The address for the entities affiliated with Kleiner Perkins Caufield & Byers is 2750 Sand Hill Rd., Menlo Park, CA 94025.

(2)	Consists of 2,110,944 shares held by Citiventure 96 Partnership, L.P., 888,858 shares held by Chancellor Private Capital Offshore Partners II, L.P. (CPC II), 539,690 shares held by Chancellor Private Capital Partners III, L.P. (CPC III), and 82,583 shares held by Chancellor Private Capital Offshore Partners I, C.V. (CPC I). INVESCO Private Capital, Inc. is the full discretion investment advisor to Citiventure 96 Partnership, L.P., CPC I, CPC II and CPC III. The general partner of CPC I is Chancellor KME IV Partners, L.P., the general partner of which is INVESCO Private Capital Investments, Inc.; the general partner of CPC II is CPCO Associates, L.P., the general partner of which is INVESCO Private Capital Investments, Inc.; and the general partner of CPC III is CPCP Associates, L.P., the general partner of which is INVESCO Private Capital Investments, Inc. Parag Saxena, Alessandro Piol, Howard Goldstein, Johnston Evans, Esfandiar Lohrasbpour and Alan Kittner are members of the investment committee of INVESCO Private Capital, Inc. and have shared voting and investment power over these shares. These individuals disclaim beneficial ownership of these shares except to the extent of their pecuniary interest therein. Such voting and investment authority may be deemed to be shared with the general partner of each entity that holds such shares, where applicable, and the general partner of such general partner, where applicable. INVESCO Private Capital, Inc. disclaims beneficial ownership of these shares except to the extent of its pecuniary interest therein. The address for the entities affiliated with INVESCO Private Capital, Inc. is 1166 Avenue of the Americas, 27th Floor, New York, NY 10036.

(3)	Robert C. Bellas, John D. Lutsi, Theodore A. Laufik, Gary R. Little, Gary J. Morgenthaler, Robert D. Pavey, G. Gary Shaffer and Peter G. Taft are members of Morgenthaler Venture Partners V, LLC, the Managing Partner of Morgenthaler Venture Partners V, L.P., and have shared voting and investment power over these shares. These individuals disclaim beneficial ownership of these shares except to the extent of their pecuniary interest therein. The address for Morgenthaler Venture Partners V, L.P. is 50 Public Square, Suite 2700, Cleveland, OH 44113.

(4)	Consists of 2,058,771 shares held by Integral Capital Partners IV, L.P. and 11,299 shares held by Integral Capital Partners IV MS Side Fund, L.P. Roger McNamee, John Powell and Pamela Hagenah are the managers of the general partners of these funds and have shared voting and investment authority over these shares. These individuals disclaim beneficial ownership of these shares except to the extent of their pecuniary interest therein. The address for the entities affiliated with Integral Capital Partners is 3000 Sand Hill Road, Building 3, Suite 240, Menlo Park, CA 94025.

(5)	Consists of 322,000 shares held by the Staszak Family Living Trust, of which Mr. Staszak is a co-trustee, and 983,000 shares issuable upon the exercise of options exercisable within 60 days after April 30, 2004.

(6)	Mr. Anderson’s employment with us terminated in April 2004.

(7)	Includes 120,875 shares issuable upon the exercise of options exercisable within 60 days after April 30, 2004.

(8)	Includes 500 shares held by Dr. Stratakos’ wife and 676,250 shares issuable upon the exercise of options exercisable within 60 days after April 30, 2004.

(9)	Includes 142,250 shares issuable upon the exercise of options exercisable within 60 days after April 30, 2004.

(10)	Includes 650,000 shares held by the King Trust of 1986, of which Mr. King is a co-trustee.

(11)	Includes 697,917 shares held by Hallador Venture Fund II, LP and 1,106,638 shares held by Hallador Venture Fund III, LP. Mr. Branscum is a general partner of Hallador Venture Partners, the general partner of Hallador Venture Fund II, LP; and a Managing Director of Hallador Venture Partners LLC, the general partner of Hallador Venture Fund III, LP. Mr. Branscum disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(12)	Mr. Friedman joined our board of directors in May 2004.

(13)	Consists of shares issuable upon the exercise of options exercisable within 60 days after April 30, 2004.

(14)	Dr. Ross joined our board of directors in May 2004.

(15)	Includes 113,750 shares issuable upon the exercise of options held by Dr. Teuscher, and 1,000 shares issuable upon the exercise of an option held by Dr. Teuscher’s wife, that are exercisable within 60 days after April 30, 2004.

(16)	Mr. Winn joined our board of directors in April 2004.

(17)	Consists of shares held by Messrs. Anderson, Numann, Wark, King and Branscum and Drs. Stratakos, Ross and Teuscher, the shares described in notes (5) through (15) above, 1,027,500 shares held by Greg Hildebrand, an executive officer who is not a named executive officer, and 113,750 shares issuable upon the exercise of options held by Mr. Hildebrand that are exercisable within 60 days after April 30, 2004.

DESCRIPTION OF CAPITAL STOCK

       The following description of our capital stock takes into account the amendment and restatement of our certificate of incorporation and bylaws that will occur upon the closing of this offering and the conversion of our outstanding preferred stock as of March 31, 2004 into shares of common stock, which will occur upon the closing of this offering, as if such conversion had occurred on March 31, 2004.

       Upon the closing of this offering, our authorized capital stock will consist of 200,000,000 shares of common stock, $0.001 par value, and 5,000,000 shares of undesignated preferred stock, $0.001 par value.

       The following description of our capital stock does not purport to be complete and is subject to and qualified in its entirety by our certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable Delaware law.

Common Stock

Outstanding Shares

       As of March 31, 2004, we had 205 stockholders, 11,254,992 shares of common stock issued and outstanding and 26,076,266 shares of preferred stock issued and outstanding that are convertible into 26,076,266 shares of common stock. In addition, as of March 31, 2004, options to purchase 7,560,410 shares of common stock were issued and outstanding. Further, as of March 31, 2004, we had outstanding warrants to purchase 363,385 shares of preferred stock. Based on our outstanding capital stock as of March 31, 2004, upon completion of this offering, there will be          shares of common stock outstanding assuming no exercise of the underwriters’ over-allotment option or exercise of outstanding warrants or stock options.

Voting Rights

       Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Under our certificate of incorporation and bylaws, our stockholders will not have cumulative voting rights. Because of this, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose.

Dividends

       Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds.

Liquidation

       In the event we liquidate, dissolve or wind up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

Rights and Preferences

       Holders of common stock have no preemptive, conversion, or subscription rights. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

Preferred Stock

       Upon the closing of this offering, our board of directors will have the authority, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. Immediately after the closing of this offering, no shares of our preferred stock will be outstanding.

Options

       As of March 31, 2004, under our 1996 Stock Option Plan options to purchase a total of 7,560,410 shares of common stock were outstanding and 229,201 additional shares of common stock were available for future grant. As of March 31, 2004, there were no shares of common stock outstanding under our 2004 Equity Incentive Plan, our 2004 Employee Stock Purchase Plan or our 2004 Non-Employee Directors’ Stock Option Plan. See “Management — Benefit Plans.”

Warrants

       In April 1997, we issued a warrant to purchase 62,500 shares of Series A convertible preferred stock at an exercise price of $0.25 per share. Upon completion of this offering, the warrant will be exercisable for 62,500 shares of our common stock at a price per share of $0.25. The warrant will expire five years after the effective date of this offering.

       In December 1997, we issued a warrant to purchase 60,000 shares of Series B convertible preferred stock at an exercise price of $0.75 per share. Upon completion of this offering, the warrant will be exercisable for 60,000 shares of our common stock at a price per share of $0.75. The warrant will expire five years after the effective date of this offering.

       In June 1998, we issued a warrant to purchase 199,999 shares of Series B convertible preferred stock at an exercise price of $0.75 per share. Upon completion of this offering, the warrant will be exercisable for 199,999 shares of our common stock at a price per share of $0.75. The warrant will expire five years after the effective date of this offering.

       In February and October 1998, we issued warrants to purchase an aggregate of 40,886 shares of Series B convertible preferred stock with exercise prices ranging from $0.75 to $1.315 per share. These warrants will expire if not exercised on or prior to the effective date of this offering.

Registration Rights

       As of March 31, 2004, the holders of an aggregate of 26,076,266 shares of our common stock, and the holders of warrants to purchase an aggregate of 363,385 shares of our common stock, or their transferees, have rights with respect to the registration of these shares under the Securities Act of 1933. These rights are provided under the terms of an amended and restated investor rights agreement between us and the holders of these securities.

Demand Registration Rights

       As of March 31, 2004, at any time after 270 days following the effective date of this offering, the holders of an aggregate of 26,076,266 shares of our common stock, and the holders of warrants to purchase an aggregate of 363,385 shares of our common stock, or their transferees, may require us on not more than two occasions, to file and cause to become effective a registration statement under the Securities Act of 1933 with respect to their shares of common stock. Under the terms of the amended and restated investor rights agreement, we will be required to register for resale these shares if we receive a written request from holders of at least 50% of these shares to so register their shares so long as the shares sought to be registered have a proposed aggregate offering price of at least $7.5 million and a per share offering price of at least $5.00. These registration rights are subject to specified conditions and limitations.

Piggyback Registration Rights

       As of March 31, 2004, if we propose to register any of our securities under the Securities Act of 1933, other than in connection with certain registrations relating to employee benefit plans or corporate reorganizations or other transactions under Rule 145 of the Securities Act of 1933, either for our own account or for the account of other stockholders, the holders of an aggregate of 26,076,266 shares of our common stock, and the holders of warrants to purchase an aggregate of 363,385 shares of our common stock, will be entitled to notice of the registration and will be entitled to include their shares of common stock in the registration statement. These registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under some circumstances. The holders of these shares have waived their right to have their shares included in this offering.

Registration on Form S-3

       As of March 31, 2004, beginning 12 months following the effective date of this offering, the holders of an aggregate of 26,076,266 shares of our common stock, and the holders of warrants to purchase an aggregate of 363,385 shares of our common stock, will be entitled to have such shares registered by us on a Form S-3 registration statement at our expense provided that such requested registration has an anticipated aggregate offering size to the public of at least $2.5 million. These registration rights are subject to specified conditions and limitations.

Expenses of Registration

       We will pay all expenses incurred by us relating to any demand, piggyback or Form S-3 registration described above, other than underwriting discounts and commissions, as well as up to $10,000 of fees and costs of counsel to the holders.

Expiration of Registration Rights

       The registration rights granted to a holder under the amended and restated investor rights agreement will terminate when the holder is able to sell all its registrable shares pursuant to Rule 144 under the Securities Act of 1933 in any 90-day period or, if earlier, on the third anniversary of this offering.

Delaware Anti-Takeover Law and Certain Provisions of our Certificate of Incorporation and Bylaws

Delaware Law

       We are governed by Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination or such transaction is approved in a prescribed manner. A “business combination” includes certain mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. An “interested stockholder” is generally a person who, together with affiliates and associates, owns, or, in certain circumstances, within three years did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring or preventing a change in our control.

Certificate of Incorporation and Bylaws

       Our amended and restated certificate of incorporation and bylaws that will be effective following the completion of this offering include a number of provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control or management of Volterra, including the following:

•	Our board of directors will be divided into three classes. The classification of our board of directors will have the effect of requiring at least two annual stockholder meetings, instead of one, to replace a majority of our directors, which could have the effect of delaying or preventing a change in our control or management;

•	Our board of directors can issue up to 5,000,000 shares of preferred stock, with any rights or preferences, including the right to approve or not approve an acquisition or other change in control;

•	Our amended and restated certificate of incorporation provides that all stockholder actions following the completion of this offering must be effected at a duly called meeting of stockholders and not by written consent;

•	Our bylaws provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide timely notice in writing. Our bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may delay or preclude stockholders from bringing matters before a meeting of stockholders or from making nominations for directors at a meeting of stockholders, which could delay or deter takeover attempts or changes in management;

•	Our amended and restated certificate of incorporation provides that all vacancies, including any newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of our directors then in office, even if less than a quorum. In addition, our amended and restated certificate of incorporation provides that our board of directors may fix the number of directors by resolution; and

•	Our amended and restated certificate of incorporation does not provide for cumulative voting for our directors. The absence of cumulative voting may make it more difficult for stockholders owning less than a majority of our stock to elect any directors to our board.

Nasdaq National Market Listing

       We have applied to quote our common stock on the Nasdaq National Market under the trading symbol “VLTR.”

Transfer Agent and Registrar

       The transfer agent and registrar for our common stock is                     . The transfer agent’s address is                     .

SHARES ELIGIBLE FOR FUTURE SALE

       Prior to this offering, there has been no public market for our common stock. Market sales of shares or the availability of shares for sale may decrease the market price of our common stock prevailing from time to time. As described below, only a portion of our outstanding shares of common stock will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of substantial amounts of common stock in the public market after these restrictions lapse, or the perception that such sales could occur, could adversely affect the market price of the common stock and could impair our future ability to raise capital through the sale of our equity securities.

       Future sales of our common stock and the availability of our common stock for sale may depress the market price for our common stock. Upon completion of this offering,                      shares of common stock will be outstanding, assuming no exercise of the underwriters’ over-allotment option and no exercise of options or warrants. All of the shares sold in this offering will be freely tradable. Except as set forth below, the remaining shares of common stock outstanding after this offering will be restricted as a result of securities laws or lock-up agreements. These remaining shares will be available for sale in the public market roughly as follows:

Approximate
Number
Date of Availability of Sale	of Shares

As of the date of this prospectus
90 days after the date of the prospectus
180 days after the date of this prospectus, although a portion of such shares will be subject to volume limitations pursuant to Rule 144

Rule 144

       In general, under Rule 144 under the Securities Act of 1933, as currently in effect, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

       Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

       Under Rule 144(k), a person who is deemed not to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Beginning 180 days after the date of this prospectus,                     shares of our common stock will qualify as “144(k)” shares.

Rule 701

       Rule 701, as currently in effect, permits resales of shares in reliance upon Rule 144 but without compliance with some of the restrictions of Rule 144, including the holding period requirement. Most of our employees, officers, directors or consultants who purchased shares under a written compensatory plan or contract (such as our current stock option plans) may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares.

Lock-Up Agreements

       Each of our officers, directors and stockholders holding all but 3,115,183 shares of our common stock have agreed that without the prior written consent of Goldman, Sachs & Co., they will not offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of our common stock, or any options or warrants to purchase any shares of our common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of our common stock for a period of 180 days from the date of this prospectus. The obligations under the lock-up agreement generally do not apply to transfers by gift, to immediate family members or to trusts for the benefit of the stockholder.

Registration Rights

       As of March 31, 2004, upon completion of this offering, the holders of an aggregate of 26,076,266 shares of our common stock, and the holders of warrants to purchase an aggregate of 363,385 shares of our common stock, or their transferees, will be entitled to rights with respect to the registration of their shares under the Securities Act of 1933. Registration of these shares under the Securities Act of 1933 would result in the shares becoming freely tradable without restriction under the Securities Act of 1933, except for shares purchased by affiliates, immediately upon the effectiveness of this registration. See “Description of Capital Stock — Registration Rights.”

Stock Options

       Immediately after this offering, we intend to file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 covering the shares of common stock reserved for issuance under our stock plans and employee stock purchase plan. The registration statement is expected to be filed and become effective as soon as practicable after the closing of this offering. Accordingly, shares registered under the registration statement will, subject to Rule 144 volume limitations applicable to affiliates, be available for sale in the open market, beginning 180 days after the effective date of the registration statement of which this prospectus is a part.

UNDERWRITING

       Volterra and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. is the representative of the underwriters.

Underwriters	Number of Shares

Goldman, Sachs & Co.
Piper Jaffray & Co.
Thomas Weisel Partners LLC

Total

       The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

       If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional                      shares from Volterra to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

       The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by Volterra. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase                additional shares.

Paid by Volterra

	No Exercise	Full Exercise

Per Share	$	$
Total	$	$

       Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $          per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $          per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representative may change the offering price and the other selling terms.

       Volterra, its officers, directors and certain stockholders have agreed with the underwriters not to dispose of or hedge any of its common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

       Prior to the offering, there has been no public market for the shares. The initial public offering price will be negotiated between the representative and Volterra. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be Volterra’s historical performance, estimates of Volterra’s business potential and earnings prospects, an assessment of Volterra’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

       An application has been made to quote Volterra’s common stock on the Nasdaq National Market under the symbol “VLTR.”

       In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from Volterra in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of this option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

       The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

       Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of Volterra’s common stock, and together with the imposition of a penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

       Each underwriter has represented, warranted and agreed that: (i) it has not offered or sold and, prior to the expiration of a period of six months from the closing of the offering, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, or FSMA) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to the issuer; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

       The shares may not be offered or sold, transferred or delivered, as part of their initial distribution or at any time thereafter, directly or indirectly, to any individual or legal entity in the Netherlands other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade, which includes banks, securities intermediaries, insurance companies, pension funds, other institutional investors and commercial enterprises which, as an ancillary activity, regularly trade or invest in securities.

       The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” with the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

       This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation or subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of the shares to the public in Singapore.

       Each underwriter has acknowledged and agreed that the securities have not been registered under the Securities and Exchange Law of Japan and are not being offered or sold and may not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except: (i) pursuant to an exemption from the registration requirements of the Securities and Exchange Law of Japan and (ii) in compliance with any other applicable requirements of Japanese law.

       The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

       Volterra estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately                     .

       Volterra has agreed to indemnify the underwriters against some liabilities, including liabilities under the Securities Act of 1933.

       Certain of the underwriters and their respective affiliates may in the future perform various financial advisory and investment banking services for Volterra, for which they may receive customary fees and expenses.

       An affiliate of Goldman, Sachs & Co. purchased an aggregate of 750,000 shares of Volterra’s Series D preferred stock for an aggregate purchase price of $3,000,000 (which are convertible into 750,000 shares of common stock upon consummation of this offering) and 77,000 shares of Volterra’s Series E preferred stock (which are convertible into 77,000 shares of common stock upon consummation of this offering) for an aggregate purchase price of $308,000.

VALIDITY OF THE COMMON STOCK

       The validity of the shares of common stock offered hereby will be passed upon for us by Cooley Godward LLP, Palo Alto, California. Certain legal matters will be passed upon for the underwriters by Latham & Watkins LLP, Menlo Park, California. Investment partnerships composed of certain partners of and persons associated with Cooley Godward LLP beneficially own 91,667 shares of our common stock.

EXPERTS

       The audited consolidated financial statements as of December 31, 2003 and 2002 and for each of the years in the three-year period ended December 31, 2003 have been included in the registration statement, of which this prospectus is a part, in reliance on the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

       We have filed with the Securities and Exchange Commission, or SEC, a registration statement on Form S-1 under the Securities Act of 1933 with respect to the shares of common stock offered under this prospectus. This prospectus does not contain all of the information in the registration statement and the exhibits. For further information with respect to us and our common stock, we refer you to the registration statement and to the exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

       You can read our SEC filings, including the registration statement and its exhibits, over the Internet at the SEC’s web site at sec.gov. You may also read and copy any document we file with the SEC at its public reference facility at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of the document at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facility.

       Upon completion of this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, and we will file reports, proxy statements and other information with the SEC. We also intend to furnish our stockholders with annual reports containing our financial statements audited by an independent public accounting firm.

VOLTERRA SEMICONDUCTOR CORPORATION

AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2002 and 2003 and March 31, 2004 (unaudited)	F-3
Consolidated Statements of Operations for the years ended December 31, 2001, 2002 and 2003 and for the three-month periods ended March 31, 2003 (unaudited) and 2004 (unaudited)	F-4
Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit for the years ended December 31, 2001, 2002 and 2003 and for the three-month periods ended March 31, 2003 (unaudited) and 2004 (unaudited)
F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2001, 2002 and 2003 and for the three-month periods ended March 31, 2003 (unaudited) and 2004 (unaudited)	F-6
Notes to Consolidated Financial Statements	F-7

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Volterra Semiconductor Corporation:

       We have audited the accompanying consolidated balance sheets of Volterra Semiconductor Corporation and subsidiaries (the Company) as of December 31, 2002 and 2003, and the related consolidated statements of operations, convertible preferred stock and stockholders’ deficit, and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

       We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

       In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Volterra Semiconductor Corporation and subsidiaries as of December 31, 2002 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Mountain View, California

February 24, 2004, except as to notes 6(d) and 12
which are as of June 22, 2004

VOLTERRA SEMICONDUCTOR CORPORATION

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)

				Pro Forma
				Stockholders’
	December 31,			Equity at
			March 31,	March 31,
	2002	2003	2004	2004

			(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$10,148	$10,129	$10,153
Accounts receivable, less allowances for doubtful accounts and sales returns of $313, $666 and $593 (unaudited) as of December 31, 2002 and 2003, and March 31, 2004, respectively	3,202	2,430	2,969
Inventory	3,116	2,002	2,747
Prepaid expenses and other current assets	366	332	206

Total current assets	16,832	14,893	16,075
Property and equipment, net	1,282	1,189	1,582
Other assets	49	34	34

Total assets	$18,163	$16,116	$17,691

Liabilities, Convertible Preferred Stock and Stockholders’ (Deficit) Equity
Current liabilities:
Accounts payable	$2,287	$1,621	$2,442
Accrued liabilities	1,022	1,109	1,158
Line of credit	—	1,800	1,950

Total current liabilities	3,309	4,530	5,550
Commitments
Convertible preferred stock, $0.001 par value; 30,000,000 shares authorized, 25,951,266, 26,076,266, and 26,076,266 (unaudited) shares issued and outstanding at December 31, 2002 and 2003 and March 31, 2004; none issued and outstanding pro forma (unaudited); aggregate liquidation preference of $60,436, $60,936 and $60,936 (unaudited) at December 31, 2002 and 2003 and March 31, 2004	60,325	60,818	60,818	—
Stockholders’ (deficit) equity:
Preferred stock, $0.001 par value; none authorized, issued and outstanding 2002, 2003 and March 31, 2004; 5,000,000 shares authorized and none issued and outstanding pro forma (unaudited)	—	—	—
Common stock, $0.001 par value; 50,000,000 shares authorized and 10,826,805, 11,069,196, and 11,217,428 (unaudited) shares issued and outstanding at December 31, 2002, and 2003 and March 31, 2004; 200,000,000 shares authorized and 37,293,694 shares issued and outstanding pro forma (unaudited)	11	11	11	37
Additional paid-in capital	802	1,155	2,141	62,933
Deferred stock-based compensation	—	—	(677)	(677)
Notes receivable from stockholders	(1,494)	(1,581)	(1,604)	(1,604)
Accumulated deficit	(44,790)	(48,817)	(48,548)	(48,548)

Total stockholders’ (deficit) equity	$(45,471)	$(49,232)	$(48,677)	$12,141

Total liabilities, convertible preferred stock and stockholders’ (deficit) equity	$18,163	$16,116	$17,691

See accompanying notes to consolidated financial statements.

VOLTERRA SEMICONDUCTOR CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

				Three Months
				Ended
	Year Ended December 31,			March 31,

	2001	2002	2003	2003	2004

				(unaudited)
Net revenue	$4,366	$15,674	$25,118	$6,069	$7,615
Cost of revenue	5,134	11,514	14,543	3,720	3,658

Gross margin	(768)	4,160	10,575	2,349	3,957

Operating expenses:
Research and development	9,388	9,241	10,460	2,373	2,570
Selling, general and administrative	3,406	4,443	4,148	1,218	1,042
Stock-based compensation*	2	16	—	—	99
Restructuring charge	—	—	142	—	—

Total operating expenses	12,796	13,700	14,750	3,591	3,711

(Loss) income from operations	(13,564)	(9,540)	(4,175)	(1,242)	246
Interest and other income	510	320	162	43	38
Interest and other expense	(287)	(14)	(14)	(1)	(2)

(Loss) income before income taxes	(13,341)	(9,234)	(4,027)	(1,200)	282
Income tax expense	—	—	—	—	13

Net (loss) income	$(13,341)	$(9,234)	$(4,027)	$(1,200)	$269

Basic net (loss) income per share	$(1.27)	$(0.86)	$(0.37)	$(0.11)	$0.02

Shares used in computing basic net (loss) income per share	10,532	10,718	10,946	10,858	11,217

Diluted net (loss) income per share	$(1.27)	$(0.86)	$(0.37)	$(0.11)	$0.01

Shares used in computing diluted net (loss) income per share	10,532	10,718	10,946	10,858	41,728

*Stock-based compensation consists of:
Cost of revenue	—	—	—	—	$6
Research and development	—	$16	—	—	42
Selling, general and administrative	$2	—	—	—	51

Total	$2	$16	—	—	$99

See accompanying notes to consolidated financial statements.

VOLTERRA SEMICONDUCTOR CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(In thousands, except share amounts)

			Stockholders’ Deficit

						Deferred
	Convertible					Stock-	Notes
	Preferred Stock		Common Stock		Additional	Based	Receivable		Total
					Paid-In	Compen-	From	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	sation	Stockholders	Deficit	Deficit

Balances as of December 31, 2000	20,749,766	$39,543	10,406,487	$10	$534	$—	$(1,335)	$(22,215)	$(23,006)
Series E preferred stock issued for cash, net of issuance costs of $17	3,651,500	14,589	—	—	—	—	—	—	—
Common stock issued for cash, net of repurchases	—	—	255,525	1	167	—	—	—	168
Interest income on stockholder receivables	—	—	—	—	—	—	(77)	—	(77)
Fair value of warrants and options issued to non- employees	—	—	—	—	2	—	—	—	2
Net loss	—	—	—	—	—	—	—	(13,341)	(13,341)

Balances as of December 31, 2001	24,401,266	54,132	10,662,012	11	703	—	(1,412)	(35,556)	(36,254)
Series E preferred stock issued for cash, net of issuance costs of $7	1,550,000	6,193	—	—	—	—	—	—	—
Common stock issued for cash	—	—	164,793	—	83	—	—	—	83
Interest income on stockholder receivables	—	—	—	—	—	—	(82)	—	(82)
Fair value of warrants and options issued to non- employees	—	—	—	—	16	—	—	—	16
Net loss	—	—	—	—	—	—	—	(9,234)	(9,234)

Balances as of December 31, 2002	25,951,266	60,325	10,826,805	11	802	—	(1,494)	(44,790)	(45,471)
Series E preferred stock issued for cash, net of issuance costs of $7	125,000	493	—	—	—	—	—	—	—
Common stock issued for cash, net of repurchases and unvested early option exercises	—	—	242,391	—	353	—	—	—	353
Interest income on stockholder receivables	—	—	—	—	—	—	(87)	—	(87)
Net loss	—	—	—	—	—	—	—	(4,027)	(4,027)

Balances as of December 31, 2003	26,076,266	60,818	11,069,196	11	1,155	—	(1,581)	(48,817)	(49,232)
Common stock issued for cash and vesting of early exercises, net of repurchases (unaudited)	—	—	148,232	—	210	—	—	—	210
Deferred stock-based compensation (unaudited)	—	—	—	—	776	(776)	—	—	—
Amortization of deferred stock-based compensation (unaudited)	—	—	—	—	—	99	—	—	99
Interest income on stockholder receivables (unaudited)	—	—	—	—	—	—	(23)	—	(23)
Net income (unaudited)	—	—	—	—	—	—	—	269	269

Balances as of March 31, 2004 (unaudited)	26,076,266	$60,818	11,217,428	$11	$2,141	$(677)	$(1,604)	$(48,548)	$(48,677)

See accompanying notes to consolidated financial statements.

VOLTERRA SEMICONDUCTOR CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

				Three Months
	Year Ended			Ended
	December 31,			March 31,

	2001	2002	2003	2003	2004

				(unaudited)
Cash flows from operating activities:
Net (loss) income	$(13,341)	$(9,234)	$(4,027)	$(1,200)	$269
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation and amortization	854	723	490	139	123
Provision for doubtful accounts	20	85	130	32	38
Loss on disposals of equipment	—	5	—	—	—
Interest income on stockholder notes receivables	(77)	(82)	(87)	(21)	(23)
Stock-based compensation	2	16	—	—	99
Changes in operating assets and liabilities:
Accounts receivable	(851)	(2,288)	642	(598)	(578)
Inventory	478	(1,830)	1,114	1,046	(745)
Prepaid expenses and other current assets	(133)	(40)	34	(896)	127
Accounts payable	(693)	1,143	(666)	(397)	820
Accrued liabilities	262	26	86	(158)	50

Net cash (used in) provided by operating activities	(13,479)	(11,476)	(2,284)	(2,053)	180

Cash flows from investing activities:
Acquisition of property and equipment	(303)	(265)	(396)	(25)	(516)
Proceeds from short-term investments	8,029	—	—	—	—
Other assets	379	(1)	15	15	—

Net cash provided by (used in) investing activities	8,105	(266)	(381)	(10)	(516)

Cash flows from financing activities:
Borrowings under line of credit	—	—	8,155	2,000	1,950
Payments on line of credit	—	—	(6,355)	—	(1,800)
Payments on notes payable	(707)	(960)	—	—	—
Payments on capital lease obligations	(676)	—	—	—	—
Proceeds from issuance of common stock, net	167	83	353	37	210
Proceeds from issuance of preferred stock, net	14,589	6,193	493	—	—

Net cash provided by financing activities	13,373	5,316	2,646	2,037	360

Net increase (decrease) in cash and cash equivalents	7,999	(6,426)	(19)	(26)	24
Cash and cash equivalents at beginning of year/period	8,575	16,574	10,148	10,148	10,129

Cash and cash equivalents at end of year/period	$16,574	$10,148	$10,129	$10,122	$10,153

Supplemental disclosure of cash flow information:
Cash paid for interest	$286	$14	$14	$—	$2

Supplemental disclosure of non-cash investing and financing activities:
Fair value of equity instruments issued to nonemployees	$2	$16	$—	$—	$—

Deferred stock-based compensation	$—	$—	$—	$—	$776

Increase (decrease) in liability for early option exercises, net	$—	$—	$192	$—	$(132)

See accompanying notes to consolidated financial statements.

VOLTERRA SEMICONDUCTOR CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of and for the three months ended
March 31, 2004 and 2003 is unaudited)
(In thousands, except share and per share data)

1.	Summary of Significant Accounting Policies

(a) Description of Business

       Volterra Semiconductor Corporation (the Company or Volterra) was incorporated in the state of Delaware in 1996, and its principal offices are located in Fremont, California. The Company designs, develops and markets proprietary, high-performance analog and mixed-signal power management semiconductors for the computing, storage, networking and consumer markets.

(b)	Principles of Consolidation and Basis of Presentation

       The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The functional currency of foreign subsidiaries is the U.S. dollar and foreign currency transaction gains and losses are recorded in income.

       The accompanying consolidated balance sheet as of March 31, 2004, the consolidated statements of operations and cash flows for the three months ended March 31, 2003 and 2004, and the consolidated statement of convertible preferred stock and stockholders’ deficit for the three months ended March 31, 2003 and 2004 are unaudited. The unaudited interim consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s financial position and results of operations and cash flows for the three months ended March 31, 2003 and 2004. The financial data and other information disclosed in these notes to consolidated financial statements related to the three-month periods are unaudited. The results for the three months ended March 31, 2004 are not necessarily indicative of the results to be expected for the year ended December 31, 2004 or for any other interim period.

(c)	Use of Estimates

       The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d)	Cash Equivalents

       The Company considers highly liquid investments with a maturity of three months or less from the date of purchase to be cash equivalents. Cash equivalents were $9,293, $5,603 and $7,117 at December 31, 2002 and 2003 and March 31, 2004, respectively.

(e)	Revenue Recognition

       Revenue from the sale of semiconductor products is recognized upon shipment when title transfers to the customer provided that persuasive evidence of an arrangement exists, the price is fixed or determinable, and collection of the resulting receivable is reasonably assured. An allowance is recorded at the time of sale to provide for estimated future returns and allowances. The allowance is based upon historical experience, current trends and the Company’s expectations regarding future

VOLTERRA SEMICONDUCTOR CORPORATION
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands, except share and per share data)

experience. Sales returns must be authorized by the Company and are generally limited to instances of potential product failure.

       The Company has made no sales to U.S. distributors. The Company’s sales to international distributors are made under agreements that do not provide for price adjustments after purchase and provide limited return rights in the event of product failure. Revenue on these sales is recognized upon shipment when title passes to the distributor. The Company estimates future international distributor sales returns and allowances based on historical data and current business expectations and reduces revenue for estimated future returns and allowances through the allowance for sales returns.

(f)	Financial Instruments and Concentrations of Credit Risk

       Financial instruments consist of cash equivalents, accounts receivable, accounts payable, line of credit and convertible preferred stock. The carrying value of the Company’s cash equivalents, accounts receivable and accounts payable approximates their respective fair value due to the relatively short maturities of these instruments. The carrying value of the line of credit approximates fair value based on the terms and interest rates in relation to current market rates for similar instruments. The carrying value of convertible preferred stock approximates its fair value in a liquidation scenario.

       Significant customers are those customers accounting for more than 10% of the Company’s total net revenue or accounts receivable. For each significant customer, net revenue as a percentage of total net revenue and accounts receivable as a percentage of total accounts receivable for significant customers are as follows:

	Net Revenue

	Year Ended			Three Months Ended
	December 31,			March 31,

Customer	2001	2002	2003	2003	2004

				(unaudited)
A	*	*	*	*	28%
B	*	*	10%	*	26%
C	*	*	21%	17%	21%
D	17%	62%	28%	49%	*
E	49%	11%	19%	17%	*
F	19%	11%	*	11%	*

* Less than 10%

VOLTERRA SEMICONDUCTOR CORPORATION
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands, except share and per share data)

	Accounts Receivable

	December 31,		March 31,

Customer	2002	2003	2003	2004

			(unaudited)
A	*	*	*	33%
B	*	14%	*	26%
C	*	36%	14%	22%
D	66%	*	52%	*
E	*	13%	17%	*
F	13%	*	12%	10%

*	Less than 10%

       The Company reports its net revenue in geographic areas according to the destination to which the product was shipped. Net revenue by geographic area was as follows:

				Three Months
	Year Ended			Ended
	December 31,			March 31,

	2001	2002	2003	2003	2004

				(unaudited)
Singapore	48%	14%	35%	20%	62%
United States	10%	10%	13%	15%	9%
Taiwan	17%	62%	34%	49%	8%
Japan	19%	11%	7%	11%	8%
Other	6%	3%	11%	5%	13%

Substantially all of our net revenue has been denominated in U.S. dollars.

(g)	Segment Reporting

       The Company is organized and operates as a single business segment: analog and mixed-signal power management semiconductors. The Company’s chief operating decision maker, the Chief Executive Officer, reviews financial information presented on a consolidated basis for the purposes of making operating decisions and assessing financial performance. Substantially all of the Company’s long-lived assets are located in the United States.

(h)	Inventory

       Inventory is stated at the lower of standard cost (which approximates actual cost on a first-in, first-out basis) or market. Provisions, when required, are made to reduce excess and obsolete inventories to their estimated net realizable values. Once a provision is recorded to reduce the cost of inventory to net realizable value, it is not reversed until the inventory is sold or disposed of.

VOLTERRA SEMICONDUCTOR CORPORATION
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands, except share and per share data)

(i)	Property and Equipment

       Property and equipment are stated at cost and depreciated using the straight-line method over their estimated useful lives. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the asset. Estimated useful lives of the assets are as follows:

Computer hardware and software	3 years
Equipment and furniture	5 to 7 years
Leasehold improvements	7 years

(j) Net (Loss) Income Per Share

       Basic net (loss) income per share is calculated by dividing net (loss) income by the weighted average shares of common stock outstanding during the period less weighted average shares of restricted common stock subject to repurchase during the period. Diluted net (loss) income per share is calculated by dividing the net (loss) income by the weighted average shares of common stock and dilutive potential common shares outstanding during the period. Dilutive potential common shares consist of dilutive shares issuable upon the exercise of outstanding stock options and warrants, computed using the treasury stock method, and conversion of convertible preferred stock.

       The following table sets forth for all periods presented the computation of basic and diluted net (loss) income per share, including the reconciliation of the numerator and denominator used in the calculation of basic and diluted net (loss) income per share:

	Year Ended			Three Months Ended
	December 31,			March 31,

	2001	2002	2003	2003	2004

				(unaudited)
Numerator:
Net (loss) income	$(13,341)	$(9,234)	$(4,027)	$(1,200)	$269
Denominator:
Weighted average common shares	10,596,531	10,742,407	10,946,357	10,858,064	11,217,428
Unvested restricted common shares subject to repurchase	(64,588)	(24,016)	—	—	—

Total shares: Basic	10,531,943	10,718,391	10,946,357	10,858,064	11,217,428
Effect of dilutive securities:
Stock options	—	—	—	—	4,149,667
Convertible preferred stock	—	—	—	—	26,076,266
Convertible preferred warrants	—	—	—	—	284,815

Total shares: Diluted	10,531,943	10,718,391	10,946,357	10,858,064	41,728,176

Net (loss) income per share — Basic	$(1.27)	$(0.86)	$(0.37)	$(0.11)	$0.02

Net (loss) income per share — Diluted	$(1.27)	$(0.86)	$(0.37)	$(0.11)	$0.01

VOLTERRA SEMICONDUCTOR CORPORATION
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands, except share and per share data)

       The following outstanding stock options, convertible preferred stock and warrants, and unvested restricted common shares subject to repurchase were excluded from the computation of diluted net loss per share as they had an antidilutive effect in the following periods:

				Three
				Months
	Year Ended			Ended
	December 31,			March 31,

	2001	2002	2003	2003

				(unaudited)
Stock options	5,466,550	6,686,169	6,549,125	6,641,083
Convertible preferred stock	24,401,266	25,951,266	26,076,266	25,951,266
Convertible preferred warrants	363,385	363,385	363,385	363,385
Unvested restricted common shares subject to repurchase	64,588	24,016	—	—

	30,295,789	33,024,836	32,988,776	32,955,734

       The exercise prices of stock options and preferred stock warrants, the repurchase prices of restricted common stock and the conversion terms of preferred stock are disclosed in Note 6.

(k)	Unaudited Pro Forma Information

       The unaudited pro forma information in the accompanying consolidated balance sheet assumes the conversion of all of the shares of convertible preferred stock into common stock on a one-for-one basis resulting from the closing of the anticipated initial public offering as if it occurred on March 31, 2004. The conversion had the effect of increasing the number of shares of common stock by 26,076,266 shares, the carrying value by $26 and additional paid-in-capital by $60,792.

       Pro forma basic and diluted net (loss) income per share for the year ended December 31, 2003 and the three months ended March 31, 2004, are presented below assuming conversion of all shares of preferred stock into common stock as of January 1, 2003, or at the date of issuance if later.

		Three Months
	Year Ended	Ended
	December 31,	March 31,
	2003	2004

	(unaudited)
Pro forma net (loss) income per share — Basic	$(0.11)	$0.01

Pro forma net (loss) income per share — Diluted	$(0.11)	$0.01

Shares used in computing pro forma basic net (loss) income per share	36,991,373	37,293,694

Shares used in computing pro forma diluted net (loss) income per share	36,991,373	41,728,176

(l)	Income Taxes

       Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and

VOLTERRA SEMICONDUCTOR CORPORATION
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands, except share and per share data)

operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is established if it is more likely than not that a portion of deferred tax assets will not be realized.

(m)	Accounting for Stock-Based Compensation

       The Company applies the intrinsic value based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 44, Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25, to account for its fixed plan stock options. Under this method, compensation expense has been recorded only if the deemed fair value of the underlying stock exceeded the exercise price on the date of grant. Deferred stock-based compensation expense is amortized on an accelerated basis over the vesting period of each grant using the method as prescribed by FASB FIN 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Awards Plans.

       Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, and SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, an Amendment of FASB Statement No. 123, established accounting and disclosure requirements using a fair value based method of accounting for stock based employee compensation plans. As permitted by existing accounting standards, the Company has elected to continue to apply the intrinsic value based method of accounting described above, and has adopted only the disclosure requirements of SFAS No. 123, as amended. The following table illustrates the effect on net (loss) income if the fair value based method had been used in each period:

				Three Months
	Year Ended			Ended
	December 31,			March 31,

	2001	2002	2003	2003	2004

				(unaudited)
Net (loss) income as reported	$(13,341)	$(9,234)	$(4,027)	$(1,200)	$269
Add back stock-based compensation for employee awards included in the determination of net (loss) income, net of tax	—	—	—	—	99
Less stock-based compensation for employee awards determined under the fair-value method	(512)	(601)	(340)	(98)	(211)

Pro forma net (loss) income	$(13,853)	$(9,835)	$(4,367)	$(1,298)	$157

Basic net (loss) income per share:
As reported	$(1.27)	$(0.86)	$(0.37)	$(0.11)	$0.02

Pro forma	$(1.32)	$(0.92)	$(0.40)	$(0.12)	$0.01

Diluted net (loss) income per share:
As reported	$(1.27)	$(0.86)	$(0.37)	$(0.11)	$0.01

Pro forma	$(1.32)	$(0.92)	$(0.40)	$(0.12)	$0.00

VOLTERRA SEMICONDUCTOR CORPORATION
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands, except share and per share data)

       The fair value of each option grant is estimated on the date of grant using the minimum-value method, which provides for the use of a 0% factor for expected volatility for privately-held companies, with the following weighted average assumptions:

	December 31,			March 31,

	2001	2002	2003	2003	2004

				(unaudited)
Expected life	4 years	4 years	4 years	4 years	4 years
Expected volatility	—	—	—	—	—
Risk-free interest rate	4.4%	3.8%	2.8%	2.5%	2.6%
Expected dividend yield	0%	0%	0%	0%	0%

       The per share weighted average fair value of stock options granted to employees during 2001, 2002, 2003, and the three months ended March 31, 2003 and 2004 was $0.26, $0.25, $0.28, $0.16 (unaudited) and $0.88 (unaudited), respectively.

(n)	Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

       The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is measured by comparison of the carrying value of the asset to future discounted net cash flows expected to result from the use and eventual disposition of the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the asset exceeds its fair value, as determined by the discounted cash flows.

(o)	Comprehensive (Loss) Income

       Under SFAS No. 130, Reporting Comprehensive Income, comprehensive (loss) income is defined as the changes in financial position of an enterprise excluding stockholder transactions. For the years ended December 31, 2001, 2002 and 2003 and the three months ended March 31, 2003 and 2004, comprehensive (loss) income equaled net (loss) income.

(p)	Reclassifications

       Certain reclassifications have been made to prior year consolidated financial statements to conform to the current year presentation.

(q)	Recently Issued Accounting Standards

       In November 2002, the FASB Emerging Issues Task Force (EITF) reached a consensus on EITF Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF Issue No. 00-21 did not have a significant impact on the Company’s consolidated financial position, results of operations or cash flows.

       In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies financial accounting and

VOLTERRA SEMICONDUCTOR CORPORATION
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands, except share and per share data)

reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 did not have a significant impact on the Company’s consolidated financial position, results of operations or cash flows.

       In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity, that established standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 was effective for financial instruments entered into or modified after May 31, 2003 and otherwise effective at the beginning of the first interim period beginning after June 15, 2003. On November 7, 2003, the FASB Staff Position 150-3 was issued, which indefinitely deferred the effective date of SFAS No. 150 for certain mandatory redeemable noncontrolling interests. The adoption of SFAS No. 150 did not have a significant impact on the Company’s consolidated financial position, results of operations or cash flows.

       In December 2003, the FASB issued FIN 46R (revised December 2003), Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51, which addresses how a business enterprise should evaluate whether it has a controlling interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB FIN 46, which was issued in January 2003. As of the effective date of FIN 46R, an enterprise must evaluate its involvement with all entities or legal structures created before February 1, 2003, to determine whether consolidation requirements of FIN 46R apply to those entities. There is no grandfathering of existing entities. The adoption of FIN 46 did not have a significant impact on the Company’s consolidated financial position, results of operations or cash flows.

       In December 2003, the SEC issued Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition. SAB No. 104 revises or rescinds portions of the interpretative guidance included in Topic 13 of the codification of staff accounting bulletins in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The adoption of SAB No. 104 did not have a significant impact on the Company’s consolidated financial position, results of operations or cash flows.

       In December 2003, FASB SFAS No. 132 (revised), Employers Disclosures about Pensions and Other Postretirement Benefits, was issued. SFAS No. 132 (revised) prescribes employers disclosures about pension plans and other postretirement benefit plans; it does not change the measurement or recognition of those plans. The statement retains and revises the disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. The Statement generally is effective for fiscal years ending after December 15, 2003. The Company’s adoption of SFAS No. 132 did not impact its consolidated financial statements.

VOLTERRA SEMICONDUCTOR CORPORATION
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands, except share and per share data)

2.	Inventory

       Inventory as of December 31, 2002 and 2003 and March 31, 2004, consisted of the following:

	December 31,
			March 31,
	2002	2003	2004

			(unaudited)
Work-in-process	$2,504	$1,415	$1,487
Finished goods	612	587	1,260

	$3,116	$2,002	$2,747

3.	Property and Equipment

       Property and equipment as of December 31, 2002 and 2003 and March 31, 2004, consisted of the following:

	December 31,
			March 31,
	2002	2003	2004

			(unaudited)
Computer hardware	$838	$889	$886
Computer software	1,962	1,977	1,976
Equipment and furniture	1,260	1,475	1,995
Leasehold improvements	574	598	598

	4,634	4,939	5,455
Less accumulated depreciation and amortization	(3,352)	(3,750)	(3,873)

	$1,282	$1,189	$1,582

       Depreciation expense for the years ended December 31, 2001, 2002, 2003 and the three months ended March 31, 2003 and 2004 was approximately $904, $723, $490, $139 (unaudited) and $123 (unaudited), respectively.

VOLTERRA SEMICONDUCTOR CORPORATION
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands, except share and per share data)

4.	Accrued Liabilities

       Accrued liabilities as of December 31, 2002 and 2003 and March 31, 2004, consisted of the following:

	December 31,
			March 31,
	2002	2003	2004

			(unaudited)
Accrued payroll	$423	$116	$265
Accrued vacation	168	323	264
Employee early option exercises	—	191	60
Product liability	—	142	142
Income taxes payable	—	—	13
Other accrued liabilities	431	337	414

	$1,022	$1,109	$1,158

       Common stock issued to employees upon early exercise of stock options is subject to the repurchase right of the Company at a price equal to the exercise price in the event of termination of the employee prior to vesting. In accordance with EITF Issue No. 00-23, Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44, the proceeds from the early exercise of options after March 21, 2002 are accounted for as a deposit from the employee and a liability of the Company until the options vest. Deposits from employees included in accrued liabilities for the early exercise of stock options totaled $0, $191, and $60, as of December 31, 2002 and 2003 and March 31, 2004 (unaudited), respectively.

5.	Line of Credit

       In March 2003, the Company entered into an agreement with a financial institution for a revolving line of credit (the Agreement). The Agreement allows the Company to borrow based on eligible accounts receivable up to a maximum of $3,500, which can be increased to a maximum of $5,000 at the Company’s option. Interest on borrowings under the Agreement accrues at the bank’s prime rate plus 0.5%. Borrowings under the Agreement are secured by substantially all of the tangible assets of the Company. The Agreement contains covenants related to material adverse changes, liquidity, maximum losses that may be incurred, and profitability on a quarterly basis in the quarter ending December 31, 2003 and thereafter. The Company was not in compliance with the quarterly profitability covenant as of December 31, 2003 and obtained a waiver of default from the bank. As of March 31, 2004, the Company was in compliance with all financial and non-financial covenants under the bank line of credit. The Company exercised a thirty-day renewal of the facility extending the expiration date to April 25, 2004, at which time payment of all outstanding amounts are due.

       In April and June 2004, this facility was renewed as described in Note 12.

6.	Convertible Preferred Stock and Stockholders’ Deficit

(a) Convertible Preferred Stock

       Beginning in November 1996 through January 1997, the Company issued 2,040,000 shares of Series A convertible preferred stock at $0.25 per share in exchange for cash and conversion of a

VOLTERRA SEMICONDUCTOR CORPORATION
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands, except share and per share data)

note payable. Beginning in October 1997 through April 1998, the Company issued 6,826,666 shares of Series B convertible preferred stock at $0.75 per share. In June 1999, the Company issued 6,383,100 shares of Series C convertible preferred stock at $1.88 per share. In October and November 1999, the Company issued 5,500,000 shares of Series D convertible preferred stock at $4.00 per share. Beginning in October 2001 through April 2003, the Company issued 5,326,500 shares of Series E convertible preferred stock at $4.00 per share.

       As of December 31, 2003 and March 31, 2004 (unaudited), convertible preferred stock consisted of the following:

	Shares
			Aggregate
		Issued and	Liquidation
	Designated	Outstanding	Preference

Series A	2,120,000	2,040,000	$510
Series B	7,200,000	6,826,666	5,120
Series C	7,200,000	6,383,100	12,000
Series D	5,600,000	5,500,000	22,000
Series E	6,750,000	5,326,500	21,306

	28,870,000	26,076,266	$60,936

       The rights, preferences, and privileges of the Company’s convertible preferred stock are as follows:

(i) Conversion

       Each share of Series A, B, C, D and E preferred stock may be converted into shares of common stock on a one-for-one basis, subject to adjustments under specific circumstances. Conversion is at the option of the preferred stockholder, or automatic upon the closing date of an initial public offering in which the gross cash proceeds to the Company are at least $15,000 with a per share price of at least $5.00. The Company has reserved 26,076,266 shares of common stock for issuance upon the conversion of outstanding shares of preferred stock and 363,385 shares of common stock for potential issuance under outstanding preferred stock warrants.

(ii) Dividends

       Holders of Series A, B, C, D and E preferred stock are entitled to annual non-cumulative dividends at the rate of 8% of the original purchase price, when and if declared by the Company’s board of directors. As of March 31, 2004, no dividends have been declared and the Company anticipates that no dividends will be declared in the future.

(iii) Liquidation Preference

       In the event of any liquidation, dissolution, or winding up of the Company, either voluntarily or involuntarily, holders of the Series E preferred stock shall be entitled to receive in preference to holders of all other classes of stock an amount per share equal to the original purchase price plus any declared and unpaid dividends. After payments to holders of the Series E preferred stock, holders of Series A, B, C and D preferred stock shall be entitled to receive in preference to holders of the common stock an amount per share equal to the original purchase price plus any declared

VOLTERRA SEMICONDUCTOR CORPORATION
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands, except share and per share data)

and unpaid dividends. After payments to holders of the preferred stock, the remaining assets shall be distributed ratably to holders of the common stock and preferred stock on an as-if-converted to common stock basis, provided that holders of the Series A, B, C, D and E preferred stock will stop participating once they have received a total liquidation amount per share equal to $0.75, $2.25, $3.30, $5.00, and $5.00, respectively, plus any declared but unpaid dividends.

       A merger or consolidation of the Company into another entity in which the stockholders of the Company own less than 50 percent of the voting stock of the surviving company or the sale, transfer, or lease of substantially all assets of the Company will be deemed a liquidation, dissolution, or winding up of the Company. These liquidation characteristics require classification of the convertible preferred stock outside of the stockholders’ equity section of the accompanying consolidated balance sheets.

(iv) Voting Rights

       Each share of Series A, B, C, D and E preferred stock shall have a number of votes equal to the number of shares of common stock then issuable upon conversion of such share of Series A, B, C, D and E preferred stock.

(b)	Common Stock

       The Company has the right to repurchase unvested shares of common stock issued to employees or consultants in the event of an early exercise of a stock option upon termination of employment or services at the original issuance price. The number of shares subject to the Company’s right of repurchase declines based on vesting terms of the original option grant. Stock options issued to employees typically vest over a four-year period, while stock issued to consultants typically vest either immediately or over a one-year period. As of December 31, 2003, 121,578 shares of the Company’s outstanding common stock are subject to the Company’s right of repurchase at prices ranging from $1.60 to $1.75 per share. As of March 31, 2004, 37,564 shares of the Company’s outstanding common stock are subject to the Company’s right of repurchase at prices ranging from $1.60 to $1.75 per share. The Company has the right of refusal on any subsequent sale of vested common stock that expires on the earlier of August 28, 2006 or the Company’s initial public offering.

       The Company has reserved shares of common stock for future issuance at March 31, 2004 as follows (unaudited):

Stock options outstanding	7,560,410
Stock options available for future grants	229,201
Convertible preferred stock	26,076,266
Convertible preferred stock warrants	363,385

34,229,262

(c)	Warrants

       During 1997 and 1998, the Company issued warrants to lessors and creditors to purchase, in aggregate, 62,500 shares of Series A preferred stock at a purchase price of $0.25 per share and 300,885 shares of Series B preferred stock at purchase prices ranging from $0.75 to $1.315 per share. Warrants to purchase 40,886 shares of Series B Preferred Stock with a weighted average

VOLTERRA SEMICONDUCTOR CORPORATION
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands, except share and per share data)

exercise price of $1.22 per share will expire if not exercised prior to the effective date of this offering. The remainder of the warrants will expire at various times, typically not exceeding 10 years after the date of issuance or 5 years after the effective date of this offering, under terms defined in each warrant agreement. The fair value of these warrants totaling $210 was recognized as a deferred interest cost and amortized into interest expense over the life of the lease or credit agreement. The deferred interest cost was fully amortized in 2001. As of March 31, 2004, none of these warrants have been exercised and all remain outstanding.

(d)	Stock Option Plan

       In October 1996, the Company authorized the 1996 Stock Option Plan (the Plan) under which the board of directors may issue stock options to employees, officers, directors, and consultants. Under the Plan, 11,567,500 shares of the Company’s common stock have been reserved for issuance of stock options. Incentive and nonqualified options to purchase shares of common stock are granted at not less than 100% and 85%, respectively, of the fair value of the common stock at the date of grant as determined by the board of directors, and expire no later than 10 years from the date of grant. Options granted under the Plan vest and become exercisable at the rate of at least 20% per year over 5 years from the date the option is granted. Any shares issued upon early exercise of an option are subject to a right of repurchase in the Company’s favor; however, such repurchase rights shall lapse at the rate of at least 20% per year over 5 years from the date the option is granted. The Plan will continue in effect until September 2006 unless terminated earlier in accordance with the terms of the Plan.

VOLTERRA SEMICONDUCTOR CORPORATION
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands, except share and per share data)

       The following table summarizes stock option activity under the Plan during the years 2001, 2002 and 2003, and the three months ended March 31, 2004 (unaudited):

		Options Outstanding

			Weighted
	Options	Number	Average
	Available	of	Exercise
	for Grant	Shares	Price

Balances as of December 31, 2000	2,013,250	4,731,450	$0.93
Granted	(1,193,250)	1,193,250	$1.60
Exercised	—	(253,525)	$0.65
Canceled	204,625	(204,625)	$1.20

Balances as of December 31, 2001	1,024,625	5,466,550	$1.08
Additional shares authorized	1,900,000	—	—
Granted	(2,036,945)	2,036,945	$1.64
Exercised	—	(164,793)	$0.50
Canceled	652,533	(652,533)	$0.21

Balances as of December 31, 2002	1,540,213	6,686,169	$1.35
Granted	(776,550)	776,550	$1.75
Exercised	—	(370,538)	$1.51
Canceled	543,056	(543,056)	$1.43

Balances as of December 31, 2003	1,306,719	6,549,125	$1.38
Granted (unaudited)	(1,114,500)	1,114,500	$2.47
Exercised (unaudited)	—	(66,233)	$1.19
Canceled (unaudited)	36,982	(36,982)	$1.71

Balances as of March 31, 2004 (unaudited)	229,201	7,560,410	$1.54

       The following table summarizes options outstanding as of December 31, 2003:

	Options Outstanding

		Weighted		Options Vested
		Average
		Remaining	Weighted		Weighted
Range of		Contractual	Average		Average
Exercise	Shares	Life	Exercise	Shares	Exercise
Prices	Outstanding	(Years)	Price	Vested	Price

$0.025-$0.75	1,183,900	5.00	$0.23	1,181,400	$0.23
$1.60-$1.75	5,365,225	7.76	$1.63	2,986,015	$1.61

$0.025-$1.75	6,549,125	7.26	$1.38	4,167,415	$1.22

       In April 2004 in consideration of the improved operating results and future prospects for the business, the Company re-evaluated its estimate of the fair value of common stock for financial reporting purposes for the twelve months ended March 31, 2004. As a result of this analysis, the Company revised its estimate of the fair value of common stock from August 2003 to March 2004. From October 2003 to December 2003 and from January 2004 to March 2004, the Company granted

VOLTERRA SEMICONDUCTOR CORPORATION
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands, except share and per share data)

options to purchase 98,100 and 1,114,500 shares of common stock, respectively, with exercise prices equal to the fair value of the common stock estimated by the Board of Directors at the time. The new deemed fair value of the common stock exceeded the exercise price of these options and the Company recorded deferred stock-based compensation of $776 and recognized stock-based compensation expense of $99 related to these grants during the three months ended March 31, 2004. During the twelve-month period ending March 31, 2004, the Company granted stock options with exercise prices as follows:

				Weighted
		Weighted	Weighted	Average
		Average	Average	Intrinsic
	Number of	Exercise	Fair Value	Value
Options Granted during three-months ended:	Shares	Price	per Share	per Share

June 30, 2003	20,250	1.75	1.75	—
September 30, 2003	552,200	1.75	1.75	—
December 31, 2003	98,100	1.75	2.51	0.76
March 31, 2004 (unaudited)	1,114,500	2.47	3.10	0.63

       The deferred stock-based compensation is being amortized over the vesting period.

       During 2001 and 2002, 2,000 and 14,760, respectively, stock options were granted to non-employees with immediate vesting. Compensation expense resulting from stock options granted to non-employees was $2 and $16 in 2001 and 2002, respectively. The fair value of each option granted to non-employees was estimated on the date of grant using the Black-Scholes option-pricing model. No stock options were granted to non-employees in 2003 or in the first quarter of 2004.

(e)	Notes Receivable from Stockholders

       In July 1999, the Company executed Secured Promissory Note Agreements and Call Option Agreements with certain stockholders of the Company for a total of $1,232. The notes mature in July 2004 at which time each note holder will be required to pay the principal amount in full and accrued interest at a rate of 5.8% per annum. The notes are secured by common shares equal in value at the time of issuance to 150% of the principal amount borrowed. Under the terms of the Call Option Agreements, the Company may, at its sole discretion, purchase up to but not exceeding the number of subject shares, which is 655,000 as of December 31, 2003, at $2.495 per share. The Company is entitled to pay for any shares purchased in cash or by offsetting in part or in whole, its purchase price with any outstanding indebtedness to the Company by these stockholders.

7.	Income Taxes

       Substantially all of the loss before taxes in 2001, 2002 and 2003 was attributable to U.S. operations. Income tax expense in 2004 is comprised of state and foreign taxes. The Company incurred no material income tax expense and did not recognize any income tax benefits in periods prior to 2004. All state franchise taxes have been recorded in selling, general and administrative

VOLTERRA SEMICONDUCTOR CORPORATION
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands, except share and per share data)

expense in prior periods. The reconciliation of expected income tax benefit computed by applying the statutory federal income tax rate to pre-tax loss and actual income tax benefit recorded is as follows:

	Year Ended
	December 31,

	2001	2002	2003

Federal tax benefit at statutory rate	$(4,536)	$(3,140)	$(1,369)
Nondeductible expenses	17	16	6
Net operating loss not benefited	4,519	3,124	1,363

Total tax benefit	$—	$—	$—

Deferred tax assets (liabilities) consisted of the following as of December 31, 2002 and 2003:

	December 31,

	2002	2003

Deferred tax assets:
Property and equipment	$238	$50
Accruals and reserves	1,042	1,055
Research and development and MIC credits	2,521	3,422
Capitalized research and development costs	10,839	9,694
Net operating loss carryforwards	4,368	6,698

Gross deferred tax assets	19,008	20,919
Valuation allowance	(19,008)	(20,919)

	$—	$—

       The realization of the tax benefits of deferred tax assets is dependent on future levels of taxable income in the periods the items are deductible or creditable. For periods prior to the three months ended March 31, 2004, the Company incurred a pre-tax loss in each period since inception. Based on the available objective evidence, management believes it is more likely than not that the net deferred tax assets will not be realizable. Accordingly, the Company has provided a full valuation allowance against its net deferred tax assets as of December 31, 2002 and 2003 and March 31, 2004. The valuation allowance for deferred tax assets as of December 31, 2002 and 2003 was $19,008 and $20,919, respectively. The net increase in the valuation allowance was approximately $5,254, $3,594 and $1,911 for the years ended December 31, 2001, 2002, and 2003, respectively.

       As of December 31, 2003, the Company has net operating loss carryforwards of approximately $18,044 for federal and $9,659 for state tax purposes. If not utilized, these carryforwards will begin to expire in 2012 for federal tax purposes and 2007 for state tax purposes.

       As of December 31, 2003, the Company has research credit carryforwards of approximately $1,960 and $1,361 for federal and state tax purposes. If not utilized, the federal carryforwards will expire in various amounts beginning in 2012. The California credit can be carried forward indefinitely. As of December 31, 2003, the Company had a state manufacturer investment tax credit (MIC) of $101, which expires in 2007.

       Under the Tax Reform Act of 1986, the amount of benefit from net operating loss and tax credit carryforwards may be impaired or limited in certain circumstances. Events which cause limitations in

VOLTERRA SEMICONDUCTOR CORPORATION
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands, except share and per share data)

the amount of net operating losses that the Company may utilize in any one year include, but are not limited to, a cumulative ownership change of more than 50%, as defined, over a three-year period. At December 31, 2003, the Company has not yet determined whether an ownership change had occurred that would result in limitations on the future utilization of its net operating loss carryforwards. An ownership change is likely to occur as a result of this offering.

8.	Commitments

       The Company leases its facilities under operating lease agreements expiring between 2004 and 2007. Rent expense for the years ended December 31, 2001, 2002 and 2003, and the three months ended March 31, 2003 and 2004, was $396, $402 and $443, $102 (unaudited) and $102 (unaudited), respectively.

       The following table sets forth the Company’s contractual obligations as of December 31, 2003:

	2004	2005	2006	2007	2008

Future minimum lease commitments	$446	$455	$446	$270	$—
Open inventory purchase commitments	1,073	—	—	—	—

	$1,519	$455	$446	$270	$—

       Open inventory purchase commitments are comprised of the estimated obligation for in-process silicon wafers. As of March 31, 2004, the Company had $1,538 of open inventory purchase commitments.

9.	Restructuring Charge

       In order to improve operating efficiency, the Company initiated a restructuring plan in June 2003. The restructuring plan was completed in July 2003. The restructuring action involved a reduction-in-force, which eliminated 13 positions. Affected employees were eligible for severance benefits upon their termination. In 2003, the Company recorded a special charge of $142 for the severance costs of these employee terminations. All liabilities relating to the restructuring plan were paid as of July 31, 2003.

VOLTERRA SEMICONDUCTOR CORPORATION
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands, except share and per share data)

10.	Valuation and Qualifying Accounts

       The schedule below details the various valuation accounts of the Company for the periods reported:

		Additions
		deducted
	Balance at	from revenue/		Balance at
	beginning of	charged		end of
Description	period	to expense	Deductions	period

Year ended December 31, 2003:
Allowance for doubtful accounts	$98	$130	$(99)	$129
Sales returns and allowances	215	1,174	(852)	537
Deferred tax asset valuation allowance	$19,008	$1,911	$—	$20,919
Year ended December 31, 2002:
Allowance for doubtful accounts	$40	$85	$(27)	$98
Sales returns and allowances	103	1,960	(1,848)	215
Deferred tax asset valuation allowance	$15,462	$3,546	$—	$19,008
Year ended December 31, 2001:
Allowance for doubtful accounts	$20	$20	$—	$40
Sales returns and allowances	—	200	(97)	103
Deferred tax asset valuation allowance	$10,208	$5,254	$—	$15,462

11.	Related Party

       An affiliate of Goldman, Sachs & Co., an underwriter for a potential initial public offering of the Company’s common stock, purchased an aggregate of 750,000 shares of the Series D preferred stock for an aggregate purchase price of $3,000 (which are convertible into 750,000 shares of common stock upon consummation of this offering) and 77,000 shares of the Series E preferred stock (which are convertible into 77,000 shares of common stock upon consummation of this offering) for an aggregate purchase price of $308.

12.	Subsequent Events

a)     Authorization of Options

       In April 2004, the Board of Directors authorized an additional 1,900,000 shares to be issued under the 1996 Stock Option Plan. The increase is subject to stockholder approval.

b)     Exercise of Call Option

       In April 2004, the Company exercised its call option and repurchased 655,000 shares of common stock from stockholders to offset the aggregate purchase price of $1,634 against indebtedness of the stockholders. As a result, the stockholders’ notes receivable and accrued interest were retired in full.

VOLTERRA SEMICONDUCTOR CORPORATION
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands, except share and per share data)

c)     Line of Credit Renewal

       In April and May 2004, the Company exercised thirty-day renewals of its line of credit, extending the expiration dates to May 25, 2004 and June 24, 2004, respectively. In June 2004, the Company renewed its line of credit to June 24, 2005, at which time payment of all outstanding amounts are due.

d)     Initial Public Offering

       In May 2004 the Board of Directors authorized management of the Company to file a registration statement with the Securities and Exchange Commission permitting the Company to sell shares of its common stock to the public. If the initial public offering is closed under the terms presently anticipated, all of the convertible preferred stock outstanding will automatically convert into shares of common stock. Unaudited pro forma stockholders’ equity, as adjusted for the assumed conversion of the preferred stock, is set forth in the accompanying consolidated balance sheet at March 31, 2004.

e)     Authorized Number of Shares

       In May 2004, the Board of Directors approved an amendment to the Company’s amended and restated certificate of incorporation increasing the authorized number of shares to 205,000,000, of which 200,000,000 are designated as common stock and 5,000,000 are designated as preferred stock. The amendment is subject to stockholder approval and the closing of the Company’s initial public offering.

f)     2004 Equity Incentive Plan

       In May 2004, the Company authorized the 2004 Equity Incentive Plan as an amendment and restatement of the 1996 Stock Option Plan and the amendment becomes effective on the first day that the Company’s common stock is publicly traded. Options granted under the 1996 Stock Option Plan prior to its amendment and restatement will continue to be subject to the terms and conditions as set forth in the agreements evidencing such options and the terms of the 1996 Stock Option Plan. Under the 2004 Equity Incentive Plan, 16,967,500 shares were initially authorized and the number of authorized shares will be increased annually, subject to approval of the Board of Directors, on December 31 of each year, from 2004 until 2013, by 5% of the number of fully-diluted shares of common stock outstanding.

       In June 2004, the plan was approved by stockholders.

g)     2004 Non-Employee Directors’ Stock Option Plan

       In May 2004, the Company authorized the 2004 Non-Employee Directors’ Stock Option Plan, which becomes effective on the first day that the Company’s common stock is publicly traded. The 2004 Non-Employee Directors’ Stock Option Plan provides for the automatic grant of nonstatutory stock options to purchase shares of common stock to our non-employee directors. The aggregate number of shares of common stock that may be issued pursuant to options granted under the 2004 Non-Employee Directors’ Stock Option Plan is 250,000 shares, which will be increased annually on December 31 of each year, from 2004 and until 2013, by no more than the number of shares of common stock subject to options granted during that calendar year.

       In June 2004, the plan was approved by stockholders.

VOLTERRA SEMICONDUCTOR CORPORATION
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(In thousands, except share and per share data)

h)     2004 Employee Stock Purchase Plan

       In May 2004, the Company authorized the 2004 Employee Stock Purchase Plan. The 2004 Employee Stock Purchase Plan authorizes the issuance of 900,000 shares of common stock pursuant to purchase rights granted to employees or to employees of any of designated affiliates, which amount will be increased, subject to Board of Directors approval, on December 31 of each year, from 2004 until 2013, by the lesser of 2,000,000 shares of common stock or 1.75% of the fully-diluted number of shares of common stock outstanding on that date.

       In June 2004, the plan was approved by stockholders.

i)     Certain Business Relationships

       In May 2004, Edward Ross became a member of the Company’s Board of Directors. Mr. Ross currently serves as President and Chief Executive Officer of TSMC North America, the U.S. subsidiary of Taiwan Semiconductor Manufacturing Company, Ltd., or TSMC. TSMC is one of the Company’s principal semiconductor foundries. In 2001, 2002 and 2003, we made payments for purchases to TSMC in the amounts of $1,506, $3,397 and $5,916, respectively. As of March 31, 2004, the Company owed $169 to TSMC.

      No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

       Through and including                     , 2004 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

                            Shares

Volterra
Semiconductor
Corporation
Common Stock

Goldman, Sachs & Co.

Piper Jaffray
Thomas Weisel Partners LLC

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

       The following table sets forth all expenses payable by the Registrant in connection with the sale of the common stock being registered. All of the amounts shown are estimates, except for the SEC registration fee, the NASD filing fee and the Nasdaq National Market application fee.

Amount to be
Paid

Registration fee	$6,335
NASD filing fee	$6,250
Nasdaq Stock Market Listing Application fee	$125,000
Blue sky qualification fees and expenses	$10,000
Printing and engraving expenses	$200,000
Legal fees and expenses	$600,000
Accounting fees and expenses	$500,000
Transfer agent and registrar fees	$10,000
Miscellaneous	$42,415
Total	$1,500,000

Item 14.	Indemnification of Officers and Directors

       Under Section 145 of the Delaware General Corporation Law, the Registrant has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act.

       The Registrant’s Amended and Restated Certificate of Incorporation and Bylaws include provisions to (i) eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by Section 102(b)(7) of the General Corporation Law of Delaware (the “Delaware Law”) and (ii) require the Registrant to indemnify its directors and executive officers to the fullest extent permitted by Section 145 of the Delaware Law, including circumstances in which indemnification is otherwise discretionary. Pursuant to Section 145 of the Delaware Law, a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are, or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in or not opposed to, the best interests of the corporation and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. The Registrant believes that these provisions are necessary to attract and retain qualified persons as directors and officers. These provisions do not eliminate the directors’ duty of care, and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware Law. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to the Registrant, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for acts or omissions that the director believes to be contrary to the best interests of the Registrant or its stockholders, for any transaction from which the director derived an improper personal benefit, for acts or omissions involving a reckless disregard for the director’s duty to the Registrant or its stockholders when the director was aware or should have been aware of a risk of serious injury to the Registrant or its stockholders, for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director’s duty to the Registrant or its stockholders, for improper transactions between the director and the Registrant and for improper distributions to stockholders and loans to directors and officers.

The provision also does not affect a director’s responsibilities under any other law, such as the federal securities law or state or federal environmental laws.

       At present, there is no pending litigation or proceeding involving a director or officer of the Registrant as to which indemnification is being sought nor is the Registrant aware of any threatened litigation that may result in claims for indemnification by any officer or director.

Item 15.	Recent Sales of Unregistered Securities

       Since January 1, 2001, the Registrant has sold and issued the following unregistered securities:

(1) The Registrant sold an aggregate of 1,205,685 shares of its common stock to employees, directors and consultants for cash consideration in the aggregate amount of $1,433,080 upon the exercise of stock options granted under its 1996 Stock Option Plan, 8,584 shares of which have been repurchased.

(2) The Registrant granted stock options to employees, directors and consultants under its 1996 Stock Option Plan covering an aggregate of 5,498,270 shares of common stock, at exercise prices ranging from $1.60 to $4.33 per share.

(3) In August 2001, the Registrant issued 2,000 shares of common stock to a consultant of the Registrant, at $0.625 per share and an aggregate purchase price of $1,250, upon exercise of a warrant.

(4) In October 2001, January 2002 and April 2003, the Registrant sold an aggregate of 5,326,500 shares of Series E convertible preferred stock to 37 purchasers at $4.00 per share and an aggregate purchase price of $21,306,000.

       The issuances described in paragraphs (1) and (2) above in this Item 15 were deemed exempt from registration under the Securities Act of 1933 in reliance on Rule 701 promulgated under the Securities Act of 1933 as offers and sale of securities pursuant to certain compensatory benefit plans and contracts relating to compensation in compliance with Rule 701. The issuances described in paragraphs (3) and (4) above in this Item 15 were deemed exempt from registration under the Securities Act of 1933 in reliance on Regulation D and/or Section 4(2) of the Securities Act of 1933 as transactions by an issuer not involving any public offering.

Item 16.	Exhibits and Financial Statement Schedules

       (A) Exhibits:

Exhibit
Number		Description Of Document

1.1(	1)	Form of Underwriting Agreement.
3.1(	2)	Amended and Restated Certificate of Incorporation of Volterra Semiconductor Corporation.
3.2(	2)	Bylaws of Volterra Semiconductor Corporation.
3.3(	2)	Form of Amended and Restated Certificate of Incorporation of Volterra Semiconductor Corporation to be effective upon completion of this offering.
3.4(	2)	Form of Amended and Restated Bylaws of Volterra Semiconductor Corporation to be effective upon completion of this offering.
4.1(	2)	Reference is made to Exhibits 3.1 and 3.2.
4.2(	1)	Specimen Stock Certificate.
5.1		Form of Opinion of Cooley Godward LLP.
10.1(	2)	Amended and Restated Investor Rights Agreement, dated October 2, 2001, by and among the Registrant and certain holders of the Registrant’s securities.

Exhibit
Number		Description Of Document

10.2(	2)	Amendment to Amended and Restated Investor Rights Agreement, dated January 17, 2002, by and among the Registrant and certain holders of the Registrant’s securities.
10.3(	2)	1996 Stock Option Plan and forms of related agreements.
10.4(	2)	2004 Equity Incentive Plan and form of related agreement.
10.5(	2)	2004 Non-Employee Directors’ Stock Option Plan and form of related agreement.
10.6(	2)	2004 Employee Stock Purchase Plan.
10.7(	2)	Form of Indemnity Agreement entered into between the Registrant and certain of its officers and directors.
10.8(	2)	Offer letter between the Registrant and Jeffrey Staszak, dated February 24, 1999.
10.9(	2)	Offer letter between the Registrant and William Numann, dated October 11, 2000.
10.10	(2)	Offer letter between the Registrant and Daniel Wark, dated September 13, 2000.
10.11	(2)	Offer letter between the Registrant and Anthony Stratakos, dated September 27, 1996.
10.12	(2)	Offer letter between the Registrant and Craig Teuscher, dated September 27, 1996.
10.13	(2)	Offer letter between the Registrant and Greg Hildebrand, dated September 27, 1996.
10.14	(2)	Offer letter between the Registrant and David Anderson, dated January 22, 2001.
10.15	(2)	Lease Agreement, dated June 23, 2000, between ProLogis Limited Partnership — I and the Registrant.
21.1(	2)	Subsidiaries of the Registrant.
23.1		Consent of KPMG LLP.
23.2(	1)	Consent of Cooley Godward LLP. Reference is made to Exhibit 5.1.
24.1(	2)	Power of Attorney.

(1)	To be filed by amendment.

(2)	Previously filed.

       (B) Financial Statement Schedules:

None

Item 17.	Undertakings

       The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

       Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

       The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

       Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fremont, State of California, on June 23, 2004.

By:	/s/ JEFFREY STASZAK

Jeffrey Staszak

President and Chief Executive Officer

       Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures		Title	Date

/s/ JEFFREY STASZAK Jeffrey Staszak		President, Chief Executive Officer and Director (Principal Executive Officer)	June 23, 2004

/s/ GREG HILDEBRAND Greg Hildebrand		Chief Financial Officer (Principal Financial and Accounting Officer)	June 23, 2004

* Chris Branscum		Director	June 23, 2004

* Mel Friedman		Director	June 23, 2004

* Alan King		Director	June 23, 2004

* Christopher Paisley		Director	June 23, 2004

* Edward Ross		Director	June 23, 2004

* Anthony Stratakos		Director	June 23, 2004

* Craig Teuscher		Director	June 23, 2004

* Edward Winn		Director	June 23, 2004

*By:	/s/ GREG HILDEBRAND Greg Hildebrand Attorney-in-Fact

EXHIBIT INDEX

Exhibit
Number	Description Of Document

1.1(1)	Form of Underwriting Agreement.
3.1(2)	Amended and Restated Certificate of Incorporation of Volterra Semiconductor Corporation.
3.2(2)	Bylaws of Volterra Semiconductor Corporation.
3.3(2)	Form of Amended and Restated Certificate of Incorporation of Volterra Semiconductor Corporation to be effective upon completion of this offering.
3.4(2)	Form of Amended and Restated Bylaws of Volterra Semiconductor Corporation to be effective upon completion of this offering.
4.1(2)	Reference is made to Exhibits 3.1 and 3.2.
4.2(1)	Specimen Stock Certificate.
5.1	Form of Opinion of Cooley Godward LLP.
10.1(2)	Amended and Restated Investor Rights Agreement, dated October 2, 2001, by and among the Registrant and certain holders of the Registrant’s securities.
10.2(2)	Amendment to Amended and Restated Investor Rights Agreement, dated January 17, 2002, by and among the Registrant and certain holders of the Registrant’s securities.
10.3(2)	1996 Stock Option Plan and forms of related agreements.
10.4(2)	2004 Equity Incentive Plan and form of related agreement.
10.5(2)	2004 Non-Employee Directors’ Stock Option Plan and form of related agreement.
10.6(2)	2004 Employee Stock Purchase Plan.
10.7(2)	Form of Indemnity Agreement entered into between the Registrant and certain of its officers and directors.
10.8(2)	Offer letter between the Registrant and Jeffrey Staszak, dated February 24, 1999.
10.9(2)	Offer letter between the Registrant and William Numann, dated October 11, 2000.
10.10(2)	Offer letter between the Registrant and Daniel Wark, dated September 13, 2000.
10.11(2)	Offer letter between the Registrant and Anthony Stratakos, dated September 27, 1996.
10.12(2)	Offer letter between the Registrant and Craig Teuscher, dated September 27, 1996.
10.13(2)	Offer letter between the Registrant and Greg Hildebrand, dated September 27, 1996.
10.14(2)	Offer letter between the Registrant and David Anderson, dated January 22, 2001.
10.15(2)	Lease Agreement, dated June 23, 2000, between ProLogis Limited Partnership — I and the Registrant.
21.1(2)	Subsidiaries of the Registrant.
23.1	Consent of KPMG LLP.
23.2(1)	Consent of Cooley Godward LLP. Reference is made to Exhibit 5.1.
24.1(2)	Power of Attorney.

(1)	To be filed by amendment.

(2)	Previously filed.